

40-33

811-02606

Branch 18

AIM MONEY MARKET FUNDS INC

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



March 28, 2005



05049675

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Order** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen Rimes/CRT

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
APR 08 2005
THOMSON
FINANCIAL

S:\srr\Litigation\MDL\Corr\L-032805SEC.doc
032805 (1) vtt

Attachment A



List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

S:\srr\Litigation\MDL\Corr\Attachment A amended.doc
120804 vtt

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

March 23, 2005

Re: MDL-15864-*In re Mutual Funds Investment Litigation*

Dear Counsel:

As you know, Judge Stamp has reluctantly reached the conclusion that because of increasing conflicts issues, he must recuse himself from these proceedings. Judge Blake, Judge Davis, and I very much enjoy working with Judge Stamp and are indebted to him for his contributions. We understand and respect the considerations that led to his decision, however.

At least for the present, Judge Blake will assume responsibility for the Artisan and Strong cases, and I will assume responsibility for the AIM and INVESCO cases. (We understand that the T. Rowe Price case has been dismissed). Judge Davis will not at the moment take over any additional cases. However, he has insisted, and we have agreed, that additional cases be assigned to him in the future if Judge Blake's and my burden becomes too onerous. It is also possible, of course, that if all three of us become overburdened we will ask a fourth judge to handle some of the cases.

The AIM, Artisan, INVESCO, and Strong cases will remain in track 4, that is 15864. When Judge Blake or I issue a ruling, we will include in the caption we use the name of the family of funds to which our ruling relates.

Incidentally, my wife and I own a few shares in AIM funds. We hereby renounce any interest in any recovery that AIM shareholders might ultimately obtain. I understand that in accordance with the procedure we previously proposed and you approved, this renunciation resolves any conflicts issue.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

cc: Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

March 24, 2005

Re: MDL-15864: AIM and INVESCO cases

Dear Counsel:

The purpose of this letter is to advise you that I hereby adopt in the AIM and INVESCO family of fund cases the rulings I made in my letter of March 7, 2005 in connection with class plaintiffs' motion to lift the discovery stay and defendants' cross-motion to extend discovery stay.

Despite the informal nature of this ruling, it shall constitute an Order of Court, and the Clerk is directed to docket it accordingly.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

March 7, 2005

Re: MDL-15863-*In re Mutual Funds Investment Litigation*

Dear Counsel:

I have reviewed your memoranda and considered your oral arguments in connection with class plaintiffs' motion to lift the discovery stay and defendants' cross-motion to extend discovery stay. Both motions will be granted in part and denied in part.

I find that the public interest would be harmed if the regulatory settlement process that is now underway as to many of the Fund defendants were to progress substantially without plaintiffs having had the opportunity to review many of the documents they are now seeking in discovery. Plaintiffs' access to the documents may assist in evaluating the worth of any potential settlements and in bringing to an efficient and economic resolution all claims arising from the allegations of late trading and market timing that have been made. I also find that denying plaintiffs access to the documents would prejudice them because of their resulting "inability to make informed decisions about . . . [their] litigation strategy in a rapidly shifting landscape." *WorldCom Inc. Securities Litigation*, 234 F. Supp. 2d 301, 305 (S.D.N.Y. 2002). This prejudice is sufficient to warrant a partial lifting of the stay imposed by the PSLRA. *Id*; *In Re Royal Ahold N.B. Securities & ERISA Litigation*, 220 F.R.D. 246, 251-52 (D. Md. 2004). However, I also find that respect for the language and purpose of the PSLRA requires some limitation on the discovery plaintiffs now seek.[1]

These findings lead me to the following conclusions:

1. Because the Alger defendants are not participating in any regulatory settlement process, it cannot be said that the plaintiffs will suffer cognizable prejudice within the meaning of the PSLRA if they are presently not given access to Alger documents. Accordingly, the Alger defendants are not required to produce any documents to plaintiffs at this time. However, in order to avoid potential unnecessary delay in these proceedings, the Alger defendants are ordered now to compile all of the documents listed

---

[1]I note that all parties agree that the PSLRA stay should not now be lifted as to the claims against the trader and broker/dealer defendants.

in paragraphs 2 and 3 of this letter for immediate production to plaintiffs in the event I ultimately deny their motions to dismiss. They also are ordered now to compile all of the documents listed in paragraph 4 of this letter for possible prompt production to plaintiffs in the event I ultimately deny their motions to dismiss.

2. The defendants in this track other than the Alger defendants are ordered now to produce to plaintiffs the following categories of documents (as defined in plaintiffs' document request):[2]

Document Request No. 1: Defendants should now produce to plaintiffs (as I understand the Janus defendants have already voluntarily done) all documents they have provided to the SEC that the SEC has identified for use as exhibits during administrative depositions of Fund personnel.

Document Request No. 2: Defendants should now produce to plaintiffs all documents constituting or reflecting communications between them and regulatory agencies with regard to market timing or late trading.[3]

Document Request No. 3: Defendants should now produce to plaintiffs all damages reports, analyses, etc. that have been produced to regulatory agencies that relate to market timing or late trading.

Document Request No. 4: Defendants should now produce to plaintiffs all documents relating to non-confidential communications with any independent distribution consultant (IDC), including investigative reports or reviews they have prepared, or that have been prepared on their behalf, concerning market timing or late trading. I am adding the proviso "non-confidential" to address the concern mentioned by counsel for MFS during oral argument.

Document Request No. 6: Defendants should now produce to plaintiffs any release, settlement or other agreement.

Document Request No. 7: Defendants should now produce to plaintiffs all insurance policies.

3. Defendants need not produce to plaintiffs at this time, in response to Document Request No. 1, all documents they have produced to regulatory agencies that relate to market timing or

---

[2] A defendant may decline to produce particular documents requested in Document Request Nos. 2, 4, and 6 on the ground of privilege or confidentiality but shall provide to plaintiffs a log of all such documents. After conferring with the defendant, plaintiffs may move to compel any document they believe is being improperly withheld on the ground of privilege or confidentiality.

[3] I am requiring defendants to produce slightly less than plaintiffs request in Document Request No. 2. That document request refers to "communications," rather than "documents," and by virtue of the definition of the term "communications" in the document request, it could be deemed to require defendants to create documents that do not already exist relating to communications with regulatory agencies. This caveat applies to Document Request No. 4 as well.

late trading. However, they should now compile all such documents for immediate production to plaintiffs in the event I ultimately deny their motions to dismiss. Alternatively, in order to eliminate the cost of culling through the documents it has produced to regulatory agencies, a defendant may now state its agreement to produce to plaintiffs, in the event I ultimately deny its motion to dismiss, all documents it has produced to regulatory agencies.[4]

4. Defendants need not produce to plaintiffs at this time, in response to Document Request No. 5, investigative reports or reviews they have prepared, or that have been prepared on their behalf, concerning market timing or late trading, unless the reports or reviews have been provided to an IDC. However, defendants should now compile any such reports or reviews for possible prompt production to plaintiffs in the event that I deny defendants' motions to dismiss.

5. A court has the discretion to limit discovery as to the non-PSLRA claims to permit resolution of motions to dismiss before the full cost and burden of discovery is imposed on the defendants. In exercising that discretion here, I find that in order to prevent different groups of plaintiffs from having varying amounts of information in making decisions about their litigation strategy, all plaintiffs should stand on equal footing as to preliminary discovery. Accordingly, defendants' cross-motion to extend discovery stay is granted, except to the extent that I am ordering in paragraph 2 that defendants other than the Alger defendants produce certain documents to all plaintiffs.

Despite the informal nature of this ruling, it shall constitute an Order of Court, and the Clerk is directed to docket it accordingly.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

cc: Honorable Catherine C. Blake
Honorable Andre M. Davis

---

[4]A third alternative a defendant may choose is to compile for immediate production to plaintiffs, in the event that I ultimately deny its motion to dismiss, a subset of the documents produced to regulatory agencies that includes all documents relating to market timing or late trading activities, but that may include other documents as well. This alternative would permit a defendant to reduce its costs by making a "rough cut" of documents to be compiled for production to plaintiffs without requiring the defendant, on the one hand, to compile *all* documents produced to regulatory agencies or, on the other hand, to determine that the subset of documents being compiled includes *only* documents relating to market timing or late trading.



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 28, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of an **Voluntary Stipulation of Dismissal**, **Defendants' Motion to Dismiss the ERISA Complaints**, **Supplemental Memorandum of AMVESCAP Defendants in Support of the Motion to Dismiss**, and **Declaration of Debbie Todres in Support of Supplemental Memorandum of AMVESCAP Defendants in Support of the Motion to Dismiss, with Exhibits A, B, C, D, E and F** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Calderon v AVZ\Corr\L-032805SEC.doc
032805 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
In re: INVESCO	1:04-md-15864-FPS
This Document Relates to:	Hon. Frederick P. Stamp
Miriam Calderon v. Amvescap PLC, et al.,	No. 04-824

VOLUNTARY STIPULATION OF DISMISSAL

IT IS HEREBY STIPULATED BY AND BETWEEN plaintiff Miriam Calderon and defendants Robert F. McCullough, Gordon A. Nebeker, and Jeffrey G. Callahan (the "Individual Defendants") that, pursuant toFederal Rule of Civil Procedure 41(a)(1), the Individual Defendants are hereby dismissed from this action without prejudice with all parties to bear their own costs.

DATED: March 9, 2005

WECHSLER HARWOOD LLP

By: 

Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400

Attorneys for Plaintiff

DEBEVOISE & PLIMPTON LLP

By: 

Maeve ~~L. O'~~Connor
Debbie Todres
919 Third Avenue
New York, New York 10022
(212) 909-6315

Attorneys for Individual Defendants

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In Re Mutual Funds Investment Litigation	**04-md-15861**
	04-md-15862
This Document Relates	**04-md-15863**
to All Tracks	**04-md-15864**

Defendants' Motion to Dismiss the ERISA Class Complaints

2314238.03
LIB: CHARLOTTE

Pursuant to Rules 8(a), 9(b), 12(b)(1) and 12(b)(6) of the Federal Rules of Civil Procedure, the ERISA Defendants[1] move to dismiss all counts of all ERISA class actions filed in these consolidated actions.

In support of this Motion:

1. The ERISA Defendants will file within seven days (pursuant to leave granted by the Court) an omnibus memorandum of law in support of this Motion; and
2. Certain of the ERISA Defendants will file within seven days (pursuant to leave granted by the Court) supplemental memoranda and supporting affidavits or declarations.

WHEREFORE, the ERISA Defendants request:

1. That the ERISA Complaints in this MDL be dismissed with prejudice and without leave to replead;
2. Entry of judgment on their behalf;
3. Oral argument; and
4. Such other and further relief as the Court deems just and proper.

Respectfully submitted this 24th day of March, 2005.

/s Howard J. Kaplan

Howard J. Kaplan
Arkin Kaplan LLP
590 Madison Avenue
New York, New York 10022
Telephone: 212-333-0200
Facsimile: 212-333-2350
hkaplan@arkin-law.com

[1] The ERISA Defendants are listed on the signature page of this Motion.

Attorneys for Defendant Richard S. Strong

CLIFFORD CHANCE US LLP

By: /s/ Mark Holland
Mark A. Kirsch
Mark Holland
Wesley Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Attorneys for Defendants Alliance Capital Management Corporation, Alliance Capital Management Holding L.P. ,and Alliance Capital Management L.P.

DEBEVOISE & PLIMPTON, LLP

/s/

Debbie Todres
Maeve O'Connor
Maura Monaghan
Robert N. Shwartz
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AVZ, Inc., Amvescap Retirement, Inc., Amvescap National Trust Company, Invesco Funds Group, Inc., and Amvescap PLC

/s/
Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
Kasowitz, Benson, Torres & Friedman LLP
1633 Broadway

New York, New York 10019
(212) 506-1700

Attorneys for Defendant Raymond R. Cunningham

/s/

Mark A. Perry
Paul Blankenstein
Dustin K. Palmer
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539

Counsel for Janus Capital Group Inc. and the Plan Advisory Committee

Robert C. Myers
DEWEY BALLANTINE LLP
1301 Avenue of the Americas
New York, New York 10019

Attorney for the Board of Directors of Janus Capital Group Inc.

Daryl P. Rains
MORRISON & FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304

Attorney for Charles Schwab Trust Company

/s Stephen L. Knowles

Stephen L. Knowles
Gonzalez, Saggio & Harlan, L.L.P.
225 East Michigan, Fourth Floor
Milwaukee, Wisconsin 53202
Telephone: 414-277-8500
Facsimile: 414-277-8521
E-mail: steve_knowles@gshllp.com

Attorneys for Defendant Strong Capital Management, Inc.

/s/
James C. Rehnquist, Esq.
Abigail K. Hemani, Esq.
Goodwin Proctor LLP
Exchange Place
53 State Street
Boston, MA 02109
Telephone: (617) 570-1000
Facsimile: (617) 523-1231

Attorneys for Jeffrey L. Shames

/s/
Kiran H. Mehta
Sara W. Higgins
KENNEDY COVINGTON LOBDELL & HICKMAN, LLP
214 N. Tryon Street, 47th Floor
Charlotte, NC 28202
Phone: (704) 331-7400
Fax: (704) 353-3210
E-mail: shiggins@kennedycovington.com

Attorneys for Bank of America Corporation, Bank of America Corporation Corporate Benefits Committee, Kenneth D. Lewis, O. Temple Sloan, Jr., Paul Fulton, Meredith R. Spangler, Virgil Williams and Kathy Dugan

/s/ David Dinielli
Brad Brian
David Dinielli
Kate Anderson
Özge Guzelsu
MUNGER, TOLLES & OLSON LLP
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Telephone: 213-683-9100
Fax: 213-687-3702

Attorneys for AXA Financial, Inc.

/s/

Robert N. Eccles
Gary S. Tell
O'MELVENY & MYERS LLP
1625 Eye Street, NW
Washington, D.C. 20006-4001
(202) 383-5300

Matthew P. Eastus
O'MELVENY & MYERS LLP
400 South Hope Street
Los Angeles, CA 90071-2899
(213) 430-6000

Counsel for Defendants Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments Trust, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, Sandra Wright, William L. Rosoff, and Francis N. Bonsignore

/s/

PAUL, WEISS, RIFKIND, WHARTON GARRISON LLP
Daniel J. Kramer
Liza M. Velazquez
Andrea J. Prasow
1285 Avenue of the Americas
New York, NY 10019-6064
Phone: (212) 373-3000
Fax: (212) 757-3990

Attorneys for Bank One Corporation, Bank One Trust Company, N.A., James Dimon and Donald A. Hoy

/s/

William H. Paine, Esq.
Jonathan A. Shapiro, Esq.
Edward E. Hale, Jr., Esq.
Wilmer Cutler Pickering
Hale and Dorr LLP
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000

Attorneys for Massachusetts Financial Services Company, Massachusetts Financial Services Corporation Retirement Committee, Joseph W. Dello Russo, and Eric Burns

2314238.03
LIB: CHARLOTTE

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In Re Mutual Funds Investment Litigation	**04-md-15861**
	04-md-15862
This Document Relates	**04-md-15863**
to All Tracks	**04-md-15864**

OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

2314551.01
LIB: CHARLOTTE

Table of Contents

Page

PRELIMINARY STATEMENT 1

STANDARD OF REVIEW 2

ARGUMENT 3

I. Plaintiffs Lack Constitutional and Statutory Standing To Bring the Claims Asserted in the ERISA Complaints 4
   A. Former participant Plaintiffs lack standing under Article III. 4
   B. Plaintiffs lack standing under ERISA to seek the remedies they seek. 7
II. Plaintiffs Have Not Satisfied The Applicable Pleading Requirements. 11
III. Plaintiffs Fail To Allege That Defendants Are Plan Fiduciaries. 14
   A. Sponsoring a plan is not a fiduciary function. 16
   B. The doctrine of *respondeat superior* does not confer fiduciary status or non-fiduciary liability on an employer. 17
   C. Affiliated companies that are not plan fiduciaries cannot be held liable for breach. 18
   D. Ministerial actions are not fiduciary functions. 18
   E. Holding a position as corporate officer or director does not confer fiduciary status. 19
   F. Providing investment management or advisory services to underlying mutual funds does not confer fiduciary status. 20
   G. Plaintiffs fail to allege that directed trustees breached their fiduciary duty to the plans. 21
IV. The Prohibited Transaction Claims Must Be Dismissed. 23
   A. The claim relating to mutual fund shares should be dismissed. 24
   B. The claim relating to employer stock should also be dismissed. 26
V. Plaintiffs Have Not Stated A Claim For Breach Of Fiduciary Duty Based On Maintaining Company Stocks As Investment Options In The Plans 29
VI. Plaintiffs' Misrepresentation Claims Should Be Dismissed. 33
   A. Plaintiffs' misrepresentation and nondisclosure claims fail because they rest on non-fiduciary speech or disclosures not required under ERISA. 34
   B. Plaintiffs are limited to seeking relief under ERISA § 502(a)(3)for their misrepresentation claims. 37
   C. Plaintiffs' claims must be dismissed because they do not seek equitable relief. 39
VII. Plaintiffs' Duty To Monitor Claims Should Be Dismissed. 41
VIII. Plaintiffs Fail To Allege That Defendants Are Liable As Co- Fiduciaries 43

CONCLUSION 46

TABLE OF AUTHORITIES

Cases

Adams v. Bain, 697 F.2d 1213 (4th Cir. 1982) 2

American Chiropractic Ass'n v. Trigon Healthcare, Inc., 367 F.3d 212 (4th Cir. 2004) 3

Arevalo v. Harris Herman, 2002 U.S. Dist. LEXIS 7076 (E.D. Va. Apr. 12, 2002) 19

Associated Builders, Inc. v. Alabama Power Co., 505 F.2d 97 (5th Cir. 1974) 3

Basic, Inc. v. Levinson, 485 U.S. 244 (1988) 31

Beddall v. State Street Bank & Trust Co., 137 F.3d 12 (1st Cir. 1998) 19

Bovee v. Coopers & Lybrand C.P.A., 272 F.3d 356 (6th Cir. 2001) 13

Brengettsy v. LTV Steel (Republic) Hourly Pension Plan, 241 F.3d 609 (7th Cir. 2001) 9

Church of Scientology v. United States, 506 U.S. 9 (1992) 6

Clark v. Board Of Trustees Trade Ass'n, Int'l. Longshoremen's Ass'n Ben. Trust Fund, 986 F.2d 1366 (4th Cir. 1990) 19

Confer v. Custom Eng'g Co., 952 F.2d 34 (3d Cir. 1995) 18, 19

Conley v. Gibson, 355 U.S. 41 (1957) 11

Cook v. Exelon Corp., No. 01 C 7406, 2002 WL 31133274 (N.D. Ill. Sept. 26, 2002) 14

Coyne & Delany Co. v. Selman, 102 F.3d 712 (4th Cir. 1996) 7, 8

Coyne & Delany Co. v. Selman, 98 F.3d 1457 (4th Cir. 1996) 41

Crawford v. Lamantia, 34 F.3d 28 (1st Cir. 1994) 4

Crosby v. Bowater Inc. Retirement Plan for Salaried Employees of Great N., 382 F.3d 587 (6th Cir. 2004) 9

Custer v. Sweeney, 89 F.3d 1156 (4th Cir. 1996) 15

Davidson v. *Cook*, 567 F. Supp. 225 (E.D. Va. 1983) 45

Dirks v. SEC, 463 U.S. 646 (1983) 43

District 28, United Mine Workers of Am., Inc. v. Wellmore Coal Corp., 609 F.2d 1083 (4th Cir. 1979) 3

Dwyer v. Metropolitan Life Ins. Co., 4 Fed. Appx. 133 (4th Cir. 2001) 9

Eastern Shore Mkts, Inc. v. J.D. Assocs. Ltd., 213 F.3d 175 (4th Cir. 1991) 3

Elmore v. Cone Mills Corp., 23 F.3d 855 (4th Cir. 1994) 35

Ershick v. United Missouri Bank of Kansas, N.A., 948 F.2d 660 (10th Cir. 1991) 21

Estate of Mattern v. Honeywell Int'l, Inc., 241 F. Supp. 2d 540 (D. Md. 2003) 5, 37, 40

Faircloth v. Lundy Packing Co., 91 F.3d 648 (4th Cir. 1996) 36

Fayetteville Inv. v. Commercial Builders, Inc., 936 F.2d 1462 (4th Cir. 1991) 3

Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101 (1989)... 8, 9

Foltz v. U.S. News & World Report, Inc., 865 F.2d 364 (D.C. Cir. 1989) 29

Friends of the Earth, Inc. v. Laidlaw Envtl. Servs. (TOC), Inc., 528 U.S. 167 (2000) 4

Gelardi v. Pertec Computer Corp., 761 F.2d 1323 (9th Cir. 1985)... 17

Gerzog v. London Fog Corp., 907 F. Supp. 590 (E.D.N.Y. 1995).. 18

Gleason v. Seaboard Air Line Ry. Co., 278 U.S. 349 (1929) 17

Great-West Life & Annuity Ins. Co. v. Knudson, 534 U.S. 204 (2002).......................... 5, 7, 39, 40

Griggs v E.I. DuPont de Nemours & Co., 237 F.3d 371 (4th Cir. 2001) 38

Gulf Life Ins. Co. v. Arnold, 809 F.2d 1520 (11th Cir. 1987)... 7, 8

H.J. Inc. v. Northwestern Bell Tel. Co., 492 U.S. 229 (1989). 3

Harley v. Minn. Mining & Mfg. Co., 284 F.3d 901 (8th Cir. 2002) 4, 8

Harrison v. Westinghouse Savannah River Co., 176 F.3d 776 (4th Cir. 1999)............................. 13

Hozier v. Midwest Fasteners, Inc., 908 F.2d 1155 (3d Cir. 1990) 16

Hull v. Policy Mgmt. Sys. Corp., No. 3:00-778-17, 2001 WL 1836286 (D.S.C. Feb. 9, 2001) .. 42, 43

In re ADC Telecommunications, Inc., ERISA Litig., No. Master File, 03-2989 ADM/FLN, 2004 WL 1683144 (D. Minn. July 26, 2004) 42

In re AEP ERISA Litig., 327 F. Supp. 2d 812 (S.D. Ohio 2004) 42

In re Dynegy, Inc. ERISA Litig., 309 F. Supp. 2d 861 (S.D. Tex. 2004)...................................... 41

In re Eletronic. Data Sys. Corp. "ERISA" Litig., 224 F.R.D. 613 (E.D. Tex. 2004)................... 33

In re Honeywell ERISA Litig., No. Civ. 03-1214(DRD), 2004 WL 3245931 (D.N.J. June 14, 2004) 28, 38

In re LTV Sec. Litig., 88 F.R.D. 134 (N.D. Tex. 1980) 31

In re McKesson HBOC, Inc. ERISA Litig., No. C 00-20030 RMW, 2002 WL 31431588 (N.D. Cal. Sept. 30, 2002) 12, 23

In re Medimmune, Inc. Sec. Litig., 873 F. Supp. 953 (D. Md. 1995) 13

In re Sears, Roebuck & Co. ERISA Litig., No. 02 C 8324, 2004 WL 407007 (N.D. Ill. March 3, 2004) 14, 46

In re Tyco, No. MDL 02-1335-PB, 02-1357-PB, 02, 2004 WL 2903889 (D.N.H. Dec. 2, 2004) 19

In re Unisys Sav. Plan Litig., No. 91-3067, 1997 WL 732473 (E.D. Pa. Nov. 24, 1997)............ 39

In re Williams Cos. ERISA Litig., 271 F. Supp. 2d 1328 (N.D. Okla. 2003)................................ 41

In re WorldCom ERISA Litig., 263 F. Supp. 2d 745 (S.D.N.Y. 2003).. 19

In re WorldCom, Inc. ERISA Litig., 354 F. Supp. 2d 423 (S.D.N.Y. 2005) 22

Independent Ass'n of Publishers Employees, Inc. v. Dow Jones & Co., Inc., 671 F. Supp. 1365 (S.D.N.Y. 1987) 43

Kuntz v. Reese, 785 F.2d 1410 (9th Cir. 1986) 5

Kuper v. Iovenko, 66 F.3d 1447 (6th Cir. 1995) 29, 30, 32

Lalonde v. *Textron, Inc.*, 270 F. Supp. 2d 272 (D. R.I. 2003) 44

Lalonde v. Textron, Inc., 369 F.3d 1 (1st Cir. 2004) 22, 44

Lee v. Burkhart, 991 F.2d 1004 (2d Cir. 1993) 45

Lockheed Corp. v. Spink, 517 U.S. 882 (1996) 6, 16

Lone Star Ladies Inv. Club v. Schlotzsky's Inc., 238 F.3d 363 (5th Cir. 2001) 13

Los Angeles v. Lyons, 461 U.S. 95 (4th Cir. 2003) 6

Lujan v. Defenders of Wildlife, 504 U.S. 555 (1992) 4

Maniace v. Commerce Bank of Kansas City, N.A., 40 F.3d 264 (8th Cir. 1994) 21, 45

Massachusetts Mut. Life Ins. Co. v. Russell, 473 U.S. 134 (1985) 5, 7, 37

Mertens v. Hewitt Assoc., 508 U.S. 248 (1993) 6, 7, 39

Milofsky v. American Airlines, Inc., No. 03-11087, 2005 WL 605754 (5th Cir. Mar. 16, 2005). 10, 38

Mitchell v. Mobil Oil Corp., 896 F.2d 463 (10th Cir. 1990) 7

Moench v. Robertson, 62 F.3d 553 (3d Cir. 1995) 30, 31

Mylan Labs., Inc. v. Matkani, 7 F.3d 1130 (4th Cir. 1993) 41

Nishimoto v. Federman-Bachrach & Assocs., 903 F.2d 709 (9th Cir. 1990) 9

Pegram v. Herdrich, 530 U.S. 211 (2000) 14, 16

Primax Recoveries, Inc. v. Sevilla, 324 F.3d 544 (7th Cir. 2003) 6

Providian Fin. Corp., No. C 01-05027 CRB, 2002 WL 31785044 (N.D. Cal. Nov. 14, 2002)... 12

Rego v. Westvaco Corp., 319 F.3d 140 (4th Cir. 2003) 6, 39, 40

Richman v. Aetna Life Ins. Co., Inc., No. 92-1149, 1992 WL 208562 (4th Cir. Aug. 31, 1992) .. 45

Ross v. *Rail Car Am. Grp. Disability Inc. Plan*, 285 F.3d 735 (8th Cir. 2002) 44

Safir v. Dole, 718 F.2d 475 (D.C. Cir. 1983) 4

Sears v. Likens, 912 F.2d 889 (7th Cir. 1990) 12

Sedlack v. Braswell Servs. Group, Inc., 134 F.3d 219 (4th Cir. 1998) 9

Smith v. Sydnor, 184 F.3d 356, 362 (4th Cir. 1999) 10

Sonoco Prod. Co. v. Physicians Health Plan, Inc., 338 F.3d 366 (4th Cir. 2003) 35

Stanton v. Gulf Oil Co., 792 F.2d 432 (4th Cir. 1986) 4, 8

Stewart v. Pension Trust of Bethlehem Steel Corp., No. 01-1804, 2001 WL 2903889, at *1 (4th Cir. June 20, 2001) 15

Tatum v. R.J. Reynolds Tobacco Co., 392 F.3d 636 (4th Cir. 2004) 30

Taylor v. Peoples Natural Gas Co., 49 F.3d 982 (3d Cir. 1995) 17

Teagardener v. Republic-Franklin Inc. Pension Plan, 909 F.2d 947 (6th Cir. 1990) 9

Thompson v. Avondale Indus. Inc., No. Civ. A. 2685, 2003 WL 359932 (E.D. La. Feb. 9, 2003) 32

Thornton v. Evans, 692 F.2d 1064 (7th Cir. 1982) 14

Tootle v. ARINC, Inc., 222 F.R.D. 88, (D. Md. 2004) 34, 37, 38

Trentacosta v. Frontier Pacific Aircraft Indus., 813 F.2d 1553 (9th Cir. 1987) 2

Trinity Outdoor, L.L.C. v. City of Rockville, No. 04-1148, __ F.3d __, 2005 WL 428783 (4th Cir. Feb. 24, 2005) 6

Varity Corp. v. Howe, 516 U.S. 489 (1996) 35, 38

Velasco v. Gov't of Indonesia, 370 F.3d 392 (4th Cir. 2004) 2

Vermont Agency of Nat. Resources v. United States ex rel Stevens, 529 U.S. 765 (2000) 4

Vess v. Ciba-Geigy Corp., 317 F.3d 1097 (9th Cir. 2003) 13, 14

Vilas v. Lyons, 702 F. Supp. 555 (D. Md. 1988) 5

Vivien v. Worldcom, Inc., No. C-02-01329, 2002 WL 31640557 (N.D. Cal. July 26, 2002) 14

Winchester v. Pension Comm. of Michael Reese Health Plan, Inc., 942 F.2d 1190 (7th Cir. 1991) 8

Wright v. Oregon Metallurgical Corp., 360 F.3d 1090 (9th Cir. 2004) 23, 29, 30, 31

Wroblewski v. City of Washburn, 965 F.2d 452 (7th Cir. 1992) 30

Yadlosky v. Grant Thornton LLP, 120 F. Supp. 2d 622 (E.D. Mich. 2000) 13

Statutes

29 C.F.R. § 2509.75-8 .... 16, 19, 42

29 U.S.C. § 1002(14) 24

29 U.S.C. § 1002(18)(A) 28

29 U.S.C. § 1002(21)(A) 15

29 U.S.C. § 1024(b)(4) 36

29 U.S.C. § 1101(b)(1) 20

29 U.S.C. § 1103(a) 21

29 U.S.C. § 1104(a)(1) 36

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29 U.S.C. § 1104(a)(1)(C) 29
29 U.S.C. § 1104(a)(2) 29
29 U.S.C. § 1105 43
29 U.S.C. § 1105(a) 44
29 U.S.C. § 1105(a)(2) 46
29 U.S.C. § 1105(c)(2) 43
29 U.S.C. § 1106(a) 23, 24
29 U.S.C. § 1106(a)(1)(A) 23
29 U.S.C. § 1107(d)(3) 29
29 U.S.C. § 1107(d)(5) 28
29 U.S.C. § 1107(f)(1) 28
29 U.S.C. § 1108 24
29 U.S.C. § 1108(e) 24, 27
29 U.S.C. § 1109 37
29 U.S.C. § 1132(a)(2) 8, 37
29 U.S.C. § 1132(a)(3) 8, 38
ERISA § 104(b)(4) 36
ERISA § 3(14) 24, 25
ERISA § 3(18)(A) 28
ERISA § 3(21)(A) 15
ERISA § 401(b)(1) 20
ERISA § 402(a) 15
ERISA § 404(a)(1) 36
ERISA § 404(a)(2) 29
ERISA § 405(a) 43
ERISA § 405(a)(2) 46
ERISA § 405(c)(2) 43
ERISA § 406 ..... passim
ERISA § 406(a)(1)(A) ..... passim
ERISA § 407(d)(1) 28
ERISA § 407(d)(3) 29
ERISA § 407(d)(5) 28

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ERISA § 407(f)(1) 28
ERISA § 408(a) 25
ERISA § 408(e) 24, 27, 28
ERISA § 409 37
ERISA § 502(a)(1)(B) 8, 9
ERISA § 502(a)(3) 8, 38, 39, 40

Other Authorities

41 Fed. Reg. 54,080 (Dec. 10, 1976) (Proposed Exemption) 25
42 Fed. Reg. 18,734 (Apr. 8, 1977) (Final Exemption) 25
5 Charles Alan Wright & Arthur R. Miller, Federal Practice and Procedure: Civil § 1297 (2d ed. 1990) 13
EBRI Issue Brief No. 272, *401(k) Plan Asset Allocation, Account Balances, and Loan Activity in 2003* (Inv. Co. Inst. & Employee Benefits Research Inst., Aug. 2004) 29
H.R. Rep. 93-1280, 93d Cong., 2d Sess. 307 27
J. Hull, *Option, Futures and Other Derivative Securities* (2d ed. 1993) 32
Prohibited Transaction Exemption 77-3 25
Stabile, *Another Look at 401(k) Plan Investments in Employer Securities*, 35 J. Marshall L. Rev. at 562 32
Steven J. Sacher & James I. Singer, *Employee Benefits Law*, 2d, A.B.A. Sec. Lab. & Empl. L. (2000) 9
Thomas Lee Hazen, *The Law of Securities Regulation* (5th ed. 2005) 25
U.S. Dep't of Labor, Field Assistance Bulletin No. 2004-03 (Dec. 17, 2004) 21

Rules

Fed. R. Civ. P. 12(b)(1) 1, 2
Fed. R. Civ. P. 8(a) 1, 11, 33
Fed. R. Civ. P. 9(b) .... passim
Fed. R. Civ. P.12(b)(6) 1, 2, 3, 30

PRELIMINARY STATEMENT

The ERISA Defendants[1] respectfully submit this Omnibus Memorandum of Law in Support of their Motion to Dismiss the Consolidated Amended ERISA Complaints ("Complaints") pursuant to Rules 8(a), 9(b), 12(b)(1) and 12(b)(6) of the Federal Rules of Civil Procedure.

The ERISA Plaintiffs have sued a variety of defendants alleging that their defined contribution plans imprudently offered or held shares of mutual funds that were allegedly the subject of market timing or late trading. In some cases Plaintiffs extend this argument even further to assert that the alleged market timing activities not only rendered the mutual funds themselves imprudent investments, but made the common stock of the companies that owned the mutual fund companies imprudent investments. Although the Plaintiffs couch these claims as claims for breach of fiduciary duty under the Employee Retirement Income Security Act ("ERISA"), as amended, 29 U.S.C. § 1001 et seq., the claims are in fact, little more than a transparent attempt to shoehorn the alleged mutual fund late trading and market timing issues asserted in a host of securities and mutual fund shareholder class action lawsuits into yet another series of class actions, in these cases asserted under ERISA. Plaintiffs continue to pursue these duplicative actions despite regulatory settlements that will make available hundreds of millions of dollars to compensate the affected mutual fund shareholders—including the very defined contribution plans at issue in these cases. Not only are these Complaints a rather obvious effort to pile-on, they are also legally defective on a number of grounds: 1) Plaintiffs lack standing to bring these suits under the Constitution and ERISA; 2) Plaintiffs have not pled facts to support the asserted fiduciary status of named defendants; 3) Plaintiffs fail to plead claims that are even

[1] The ERISA Defendants are listed on the signature page of this Memorandum.

cognizable under ERISA; and perhaps most significantly, 4) Plaintiffs seek relief that is unavailable under ERISA.

The ERISA Defendants respectfully assert that for the reasons set forth below the ERISA Complaints should be dismissed.[2]

STANDARD OF REVIEW

On a motion to dismiss pursuant to Federal Rule of Civil Procedure 12(b)(1), plaintiff bears the burden of proving subject matter jurisdiction. *Adams v. Bain*, 697 F.2d 1213, 1219 (4th Cir. 1982). In determining whether jurisdiction exists, the court is to regard the pleadings' allegations as mere evidence on the issue, and may consider evidence outside the pleadings without converting the proceeding to one for summary judgment. *Id.*; *see also, e.g., Velasco v. Gov't of Indonesia*, 370 F.3d 392, 398 (4th Cir. 2004) (in deciding Rule 12(b)(1) motion, the court may "regard the pleadings as mere evidence on the issue and may consider evidence outside the pleadings," and it may do so "without converting the proceeding to one for summary judgment"); *Trentacosta v. Frontier Pacific Aircraft Indus.*, 813 F.2d 1553, 1558 (9th Cir. 1987) The district court should apply the standard applicable to a motion for summary judgment, under which the nonmoving party must set forth specific facts beyond the pleadings to show that a genuine issue of material fact exists. *Trentacosta*, 813 F.2d at 1559 (citing *Celotex Corp. v. Catrett*, 477 U.S. 317, 323-24 (1986)).

Federal Rule of Civil Procedure 12(b)(6) authorizes a trial court to dismiss an action "where it is clear that no relief could be granted under any set of facts that could be proved

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[2] In this brief Defendants attempt to advance all arguments of general application (and most arguments of relatively broad application) in support of their motion to dismiss. Not all arguments may apply to all Defendants in all cases. Arguments specific to individual Defendants or plans (or merely a few of them) are set forth in separate supplemental briefs submitted by the ERISA Defendants.

consistent with the allegations." *H.J. Inc. v. Northwestern Bell Tel. Co.*, 492 U.S. 229, 249 (1989). In evaluating a motion to dismiss under Rule 12(b)(6), a court must presume only that the well-pleaded facts set forth in a complaint are true. The court may consider documents the defendant attaches to a dismissal motion where the complaint refers to such documents or they are central to the claim and undisputedly authentic. *American Chiropractic Ass'n v. Trigon Healthcare, Inc.*, 367 F.3d 212, 234 (4th Cir. 2004) ("Although as a general rule extrinsic evidence should not be considered at the 12(b)(6) stage, we have held that when a defendant attaches a document to its motion to dismiss, 'a court may consider it in determining whether to dismiss the complaint [if] it was integral to and explicitly relied on in the complaint and [if] the plaintiffs do not challenge its authenticity.'") (quoting *Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 618 (4th Cir. 1999)).

The Court need not accept as true "the legal conclusions drawn from the facts . . . . [or] unwarranted inferences, unreasonable conclusions, or arguments," *Eastern Shore Mkts, Inc. v. J.D. Assocs. Ltd.*, 213 F.3d 175, 180 (4th Cir. 1991),[3] such as conclusory allegations in the Complaint that are contradicted by the attachments or documents relied on by the Complaint. *See Fayetteville Inv. v. Commercial Builders, Inc.*, 936 F.2d 1462, 1465 (4th Cir. 1991) ("[I]n the event of conflict between the bare allegations of the complaint and any exhibit attached pursuant to Rule 10(c) . . . the exhibit prevails."); *Associated Builders, Inc. v. Alabama Power Co.*, 505 F.2d 97, 100 (5th Cir. 1974) (court need not accept conclusory allegations "especially when such conclusions are contradicted by facts disclosed by a document appended to the complaint").

ARGUMENT

[3] *See also District 28, United Mine Workers of Am., Inc. v. Wellmore Coal Corp.*, 609 F.2d 1083, 1085 (4th Cir. 1979) ("While it is true that this court, in reviewing the Rule 12(b)(6) dismissal, must accept the factual allegations of the complaint, we are not so bound with respect to its legal conclusions.").

I. Plaintiffs Lack Constitutional and Statutory Standing To Bring the Claims Asserted in the ERISA Complaints.

To bring suit under ERISA, Plaintiffs not only must have statutory standing under one of the provisions of § 502(a) of ERISA but, like all other plaintiffs in federal court, must satisfy Article III standing requirements. *See Harley v. Minn. Mining & Mfg. Co.*, 284 F.3d 901, 906-07 (8th Cir. 2002); *cert. denied*, 537 U.S. 1106 (2005); *Stanton v. Gulf Oil Co.*, 792 F.2d 432, 435 (4th Cir. 1986). Many Plaintiffs are *former* plan participants who have received all vested benefits due them under the terms of their respective plans.[4] As detailed below, for that reason alone those Plaintiffs lack both constitutional and statutory standing.

A. Former participant Plaintiffs lack standing under Article III.

Any plaintiff seeking access to the federal courts must, *inter alia*, plead and prove that his or her alleged injury will likely be redressed by a favorable decision.[5] *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560-61 (1992) (quotations and citations omitted). Whether or not Plaintiffs who are former participants can establish the other irreducible elements of standing—that they suffered a concrete injury fairly traceable to the complained of breaches of fiduciary duty by defendants—they are, as a matter of law, not entitled to any relief that would "likely"

---

[4] Because standing "goes to the very power of the court to act, [standing] must exist at all stages of the proceeding, and not merely when the action is initiated." *Safir v. Dole*, 718 F.2d 475, 481 (D.C. Cir. 1983) (citing *DeFunis v. Odegaard*, 416 U.S. 312, 319 (1974)); *see also, e.g., Crawford v. Lamantia*, 34 F.3d 28, 32 (1st Cir. 1994) (holding that plaintiff who collected vested distribution a year after filing lawsuit lacked standing because he had "collected all vested benefits due him").

[5] This requirement is one of the three elements Plaintiffs must meet to establish standing. *See, e.g., Friends of the Earth, Inc. v. Laidlaw Envtl. Servs. (TOC), Inc.*, 528 U.S. 167, 180-81 (2000). First, the plaintiff "must have suffered an injury in fact—an invasion of a legally protected interest which is (a) concrete and particularized, and (b) actual or imminent, not conjectural or hypothetical." Second, "there must be a causal connection between the injury and the conduct complained of." Finally, "it must be 'likely,' as opposed to merely 'speculative,' that the injury will be redressed by a favorable decision." Although Congress may enact statutes that broaden the class of redressable injuries, it cannot eliminate any of these "irreducible constitutional" elements of standing, which are "essential" and "unchanging part[s]" of Article III's case or controversy requirement. *See Vermont Agency of Nat. Resources v. United States ex rel. Stevens*, 529 U.S. 765, 771 (2000); *Harley*, 284 F.3d at 906.

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redress the injuries allegedly sustained, and thus cannot meet the third irreducible element of the constitutional standing test.

The principal relief Plaintiffs seek is recovery of alleged losses in their plan accounts—damages—due to alleged fiduciary breaches.[6] To the extent Plaintiffs sue under ERISA § 502(a)(2) on behalf of their respective plans, any damages or other monetary relief recovered would be paid to the plan. *See Massachusetts Mut. Life Ins. Co.* v. *Russell*, 473 U.S. 134, 142-44 (1985); *Estate of Mattern v. Honeywell Int'l, Inc.*, 241 F. Supp. 2d 540, 543 (D. Md. 2003) ("[S]uits for breach of fiduciary duty under § 502(a)(2) cannot be for individualized relief but must be for relief that inures to the plain itself.). But as former participants of those plans who received full distributions of the assets in their accounts, Plaintiffs have no claims against their former plans for any additional benefits. *See, e.g.*, *Kuntz v. Reese*, 785 F.2d 1410, 1411-12 (9th Cir. 1986) (former employees who received full distribution were not participants entitled to receive benefits and thus could not bring suit under ERISA because any recovery would be a damage award, not payment of vested benefits), *cert. denied*, 479 U.S. 916 (1986); *Vilas v. Lyons*, 702 F. Supp. 555, 562 (D. Md. 1988) (holding that action by a plaintiff on behalf of husband who had received full distribution of his vested benefits was "for damages and not a claim for benefits from the plan").

Nor can Plaintiffs recover the losses purportedly sustained in their accounts to the extent they sue in their individual capacities under ERISA § 502(a)(3), as that provision only permits a participant to obtain injunctive and other typical equitable relief, not money damages. *See Great-West Life & Annuity Ins. Co. v. Knudson*, 534 U.S. 204, 210 (2002); *Mertens v. Hewitt*

[6] *E.g.*, Alliance Comp. ¶ 4 & p. 30; Amvescap Comp. ¶ 104; Bank of America Comp. ¶ 111; Bank One Comp. ¶ 93; Janus Comp. ¶ 154; Marsh Comp. ¶¶ 64, 66, 75 & p. 32; Putnam Comp. ¶¶ 60-61, 63.

Assoc., 508 U.S. 248, 255 (1993); *Rego v. Westvaco Corp.*, 319 F.3d 140, 145 (4th Cir. 2003). And, as former participants, Plaintiffs certainly cannot benefit from any injunctive or other equitable relief affecting plans in which they no longer participate. *See, e.g.*, *Los Angeles v. Lyons*, 461 U.S. 95, 101-05 (4th Cir. 2003); *Trinity Outdoor, L.L.C. v. City of Rockville*, No. 04-1148, __ F.3d __, 2005 WL 428783 (4th Cir. Feb. 24, 2005).

Moreover, the various Plaintiffs who executed general releases of any claims, including claims under ERISA, that they may have had against the various Defendants are plainly not entitled to any relief, legal or equitable. The Plaintiffs executed those releases in return for receiving severance benefits upon termination of their employment, and such releases of ERISA claims are, of course, enforceable. *See Lockheed Corp. v. Spink*, 517 U.S. 882 (1996) (holding that employer may condition receipt of benefits upon a participant's waiver of employment-related claims). Since Plaintiffs' claims are for that reason not "redressable," they lack Article III standing to sue. *See, e.g.*, *Primax Recoveries, Inc. v. Sevilla*, 324 F.3d 544, 549 (7th Cir. 2003) (holding that plaintiff had no Article III standing to bring suit because it had signed a release of all claims against defendant and thus "ha[d] no dispute with [defendant]"); *see also Church of Scientology v. United States*, 506 U.S. 9, 12 (1992) ("It has long been settled that a federal court has no authority . . . to declare principles or rules of law which cannot affect the matter in issue in the case before it." (quotations omitted)).

Thus, because there is no relief to which these Plaintiffs are entitled and no means by which their alleged injury will be redressed by a favorable decision, Plaintiffs lack constitutional standing and their claims must be dismissed.

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B. Plaintiffs lack standing under ERISA to seek the remedies they seek.

Plaintiffs fail to meet the statutory criteria specifying who may sue to enforce ERISA's provisions and what relief is authorized. As the courts have repeatedly observed, ERISA is a "comprehensive and reticulated statute," *see, e.g.*, *Great-West*, 534 U.S. at 209; *Mertens*, 508 U.S. at 251; *Coyne & Delany Co. v. Selman*, 102 F.3d 712, 713 (4th Cir. 1996), with "six carefully integrated enforcement provisions found in § 502(a) . . . ." *Mass Mutual*, 473 U.S. at 146. Each of those provisions specifies who may sue, for what violations of the statute, and the relief obtainable. No other rights or remedies are permitted. *See Coyne & Delany*, 102 F.3d at 713 (holding that ERISA "does not provide remedies other than those expressly set forth by Congress"). These statutory provisions are construed narrowly to confer standing only on "participants" (not former participants) because "civil actions under ERISA are limited only to those parties and actions Congress specifically enumerated in section 1132." *Gulf Life Ins. Co. v. Arnold*, 809 F.2d 1520, 1524 (11th Cir. 1987); *see also Coyne & Delany*, 102 F.3d at 715 (upholding dismissal of suit because Congress had addressed "the precise question of who is entitled to pursue that remedy"). "This limitation on the group of potential claimants is necessary to avoid the creation of uncertainties about an employer's obligations under ERISA and to prevent the imposition of great costs on pension plans for no legislative purpose." *Mitchell v. Mobil Oil Corp.*, 896 F.2d 463, 474 (10th Cir. 1990) (citation omitted), *cert. denied*, 498 U.S. 898 (1990).

Significantly, Plaintiffs do not sue under § 502(a)(1)(B) to recover benefits purportedly due them under their respective plans.[7] Instead, Plaintiffs advance claims as participants under §§ 502(a)(2) and 502(a)(3) of ERISA, which require that Plaintiff be "a participant, beneficiary or fiduciary" of an ERISA plan. *Compare, e.g.*, 29 U.S.C. §§ 1132(a)(2), 1132(a)(3) with MFS Comp. ¶¶ 9, 38. In this regard, ERISA means what it says: only participants can bring either kind of action; and former participants are excluded because "civil actions under ERISA are limited only to those parties and actions Congress specifically enumerated in section 1132."[8] *Gulf Life Ins. Co. v. Arnold*, 809 F.2d 1520, 1524 (11th Cir. 1987); *see also Coyne & Delany*, 102 F.3d at 715 (upholding dismissal of suit because Congress had addressed "the precise question of who is entitled to pursue that remedy").

ERISA excludes most former employees from the definition of the term "participant."[9] *Harley*, 284 F.3d at 907. A former employee is a participant only if he (i) has "a reasonable expectation of returning to covered employment" or if he (ii) has "a colorable claim to vested benefits." *Firestone Tire & Rubber Co. v. Bruch*, 489 U.S. 101, 117 (1989) (citation omitted).

Not having alleged any expectation, reasonable or otherwise, of returning to covered employment, Plaintiffs would have standing under ERISA only if they have some plausible claim to *vested benefits* under the second prong of the *Firestone* test. *See Sedlack v. Braswell*

[7] Indeed, as explained *supra*, as former plan participants, most Plaintiffs already received all benefits due them.

[8] *See also Stanton v. Gulf Oil Co.*, 792 F.2d 432, 435 (4th Cir. 1986) (holding that plaintiff did not have standing because he was not a participant at the time he filed the action); *Winchester v. Pension Comm. of Michael Reese Health Plan, Inc.*, 942 F.2d 1190, 1194 (7th Cir. 1991) ("[Plaintiff] was not a plan participant at the time the action was filed and thus has no standing.").

[9] "[A]ny employee or former employee of an employer, or any member or former member of an employee organization, who is or may become eligible to receive a benefit of any type from an employee benefit plan which covers employees of such employer or members of such organization, or whose beneficiaries may be eligible to receive any such benefit." ERISA § 3(7), 29 U.S.C. § 1002(7).

Servs. Group, Inc., 134 F.3d 219, 226 (4th Cir. 1998).[10] As noted above, however, the claims of these Plaintiffs are not for vested benefits, which must be brought under ERISA § 502(a)(1)(B), and no Plaintiff claims that he or she will become eligible for benefits in the future. Rather, Plaintiffs have sued the Defendants as alleged fiduciaries of their respective plans, seeking money allegedly lost in their 401(k) accounts—damages—due to alleged fiduciary breaches.[11] Claims for vested benefits under an ERISA plan and claims for damages resulting from breach of fiduciary duty are very different claims, directed against different Defendants, and grounded in different provisions of ERISA. A suit for vested benefits under ERISA is an action brought under § 502(a)(1)(B), and seeks the recovery from the assets of the plan. *See Crosby v. Bowater Inc. Retirement Plan for Salaried Employees. of Great N.,* 382 F.3d 587, 594 (6th Cir. 2004) (holding that recovery of benefits comes from the plan itself and a suit for benefits is "the office of § 502[a](1)(B)"); *Dwyer v. Metropolitan Life Ins. Co.*, 4 Fed. Appx. 133, 142 (4th Cir. 2001) (distinguishing between suits for benefits, which are brought under ERISA § 502(a)(1)(B), and suits for equitable relief); *see also* Steven J. Sacher & James I. Singer, *Employee Benefits Law*, 2d, A.B.A. Sec. Lab. & Empl. L. Ch. 12 II.B at 891 (2000) (remedy for person seeking benefits is payment "from the employee benefit plan itself, <u>not</u> the plan's fiduciaries or sponsor") (emphasis added) (citations omitted). By contrast, Plaintiffs here sue

[10] Were Plaintiffs pursuing such claims, they would be required to allege facts demonstrating a "colorable claim that (1) he or she will prevail in a suit *for benefits*, or that (2) eligibility requirements will be fulfilled in the future." *Firestone*, 489 U.S. at 117-18 (emphasis added); *Sedlack v. Braswell Servs. Group, Inc.*, 134 F.3d 219, 226 (4th Cir. 1998). A former participant in a plan who has received a full distribution of benefits lacks standing to sue under ERISA because he can no longer seek vested benefits. *See Brengettsy v. LTV Steel (Republic) Hourly Pension Plan*, 241 F.3d 609, 612 (7th Cir. 2001) (plaintiff could not sue because he had fully liquidated his defined contribution plan); *Teagardener v. Republic-Franklin Inc. Pension Plan*, 909 F.2d 947, 952-53 (6th Cir. 1990) (plaintiffs lack standing to assert claim for additional pension benefits because they received a complete distribution from the plan), *cert. denied*, 498 U.S. 1027 (1991); *Nishimoto v. Federman-Bachrach & Assocs.*, 903 F.2d 709, 714 (9th Cir. 1990) ("[F]ormer employees whose vested benefits under the plan have already been distributed in a lump sum at the time they file suit are not 'participants' within the meaning of section 1002(7).").

[11] Amvescap Comp. ¶ 104; Bank of America Comp. ¶ 111; Bank One Comp. ¶ 93; Janus Comp. ¶ 154; Marsh Comp. ¶¶ 63-65, 75; Putnam Comp. ¶¶ 60-63, 74.

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both individually and *on behalf of* the plans to reach the personal assets of Defendants, whom they allege violated the fiduciary duties imposed on them by ERISA. *See Smith v. Sydnor*, 184 F.3d 356, 362 (4th Cir. 1999) (distinguishing a claim for benefits from a claim for breach of fiduciary duty), *cert. denied*, 528 U.S. 1116 (2000).

Moreover, even if Plaintiffs were active participants who had not taken any distribution of the assets in their individual accounts, they still could not bring suit under § 502(a)(2) on behalf of their plans because they are not suing for losses that the plan sustained as a whole; rather, Plaintiffs are suing on behalf of a subset of the plan participants who allegedly sustained losses in their 401(k) accounts due to claimed fiduciary breaches. In *Milofsky v. American Airlines, Inc.*, No. 03-11087, 2005 WL 605754 (5th Cir. Mar. 16, 2005), the Fifth Circuit held that plaintiffs could not bring a § 502(a)(2) suit for a class consisting of a subset of plan participants because actions under § 502(a)(2) must benefit the plan as a whole. Although the plaintiffs in *Milofsky*, like the Plaintiffs here, purported to sue on behalf of the plan and requested that any relief be given to the plan, the court of appeals read through that "legal fiction," as plaintiffs' claims were based upon losses sustained by a subset of plan participants. *Id.* at *4. The court rejected "the argument that the claim inures to the benefit of the plan as a whole just because the complaint requests that damages be paid to the plan instead of directly to the respective plaintiffs." *Id.* at *3. In these cases, Plaintiffs do not allege that even a majority of the plan participants, let alone all participants, sustained losses in their individual accounts due to the alleged fiduciary breaches. Indeed, the relief Plaintiffs seek will not benefit plan participants outside the purported class. As a result, the requested relief will not inure to the respective plans as a whole. The *Milofsky* court explained that in these circumstances, even active participants lacked standing to bring a § 502(a)(2) claim because the requested relief

"would be of no benefit to participants outside the plaintiff class, either by augmenting the value of their accounts or by vindicating their rights as to fiduciary breaches directed toward them." *Id.* at *7.

Accordingly, because the former participant Plaintiffs are not suing for vested benefits and all of the Plaintiffs seek monetary relief for their own accounts rather than the plans as a whole, they lack standing to sue under ERISA.

II. Plaintiffs Have Not Satisfied The Applicable Pleading Requirements.

All complaints must include "a short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a). Complaints must be specific enough to give defendants "fair notice" of the claims against them. *Conley v. Gibson*, 355 U.S. 41, 47 (1957). The ERISA Complaints fail this requirement, as for the most part the "Amended" Complaints rest on generic, and often incorrect, legal conclusions (which never suffice) and on factual allegations they incorporate by reference from the Securities Class Action Complaints. No matter how generously read, the Complaints fail to state a claim under ERISA for at least three reasons.

First, the Securities Complaints that Plaintiffs incorporate are themselves deficient as the Class Plaintiffs fail to state a claim for relief under the Securities Act, Exchange Act, and the other federal and state theories they advanced. *See* Def. Omnibus Brief in Support of Motion to Dismiss Securities Class Action Complaint. Of course, none of the Class Complaints alleged violations of ERISA, and thus the borrowed factual allegations are also largely irrelevant in determining ERISA liability.

Second, even with the borrowed facts, it is impossible to discern from the ERISA Complaints why each of the Defendants allegedly is a fiduciary to a plan, and what each

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Defendant allegedly did—or did not do—to breach whatever fiduciary duties it may have owed to a plan. The inadequacy of the "all Defendants" approach is particularly conspicuous in a Complaint based largely on incorporated-by-reference pleading. Many of the Securities Complaints that Plaintiffs incorporate were filed against different sets of defendants, and therefore the borrowed allegations could not possibly state a claim against the many Defendants who are not even mentioned in the Securities Complaints and have only been sued in the ERISA Complaints.[12] Moreover, the ERISA Complaints charge without factual support that *all* Defendants are fiduciaries and that *all* defendants are liable for *all* alleged breaches of fiduciary duty. This failure to plead facts specifying each individual Defendant's obligations with respect to the plans and his or her role in the alleged misconduct requires dismissal. *Sears v. Likens*, 912 F.2d 889, 893 (7th Cir. 1990) (dismissing complaint that "lumps all the defendants together and does not specify who was involved in what activity").[13]

Third, even assuming that under certain circumstances the same alleged facts can do double-duty and support both a securities claim and an ERISA claim, the factual allegations of fraud from the Securities Complaints—adopted wholesale in the ERISA Complaints presumably to support the ERISA claims—are not pleaded with particularity, as required by Federal Rule of Civil Procedure 9(b). *See* Def. Omnibus Br. in Support of Motion to Dismiss Securities Class Action Complaint. Rule 9(b)'s heightened pleading requirement applies to "all averments of

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[12] *See, e.g.,* Amvescap Comp. (six of the nine Defendants named in the ERISA Complaint were not named in the Securities Complaint); Bank of America Comp. (*none* of the eight Defendants named in the ERISA Complaint were named in the Securities Complaint); Putnam Comp. (only two of the seven Defendants in ERISA Complaint were named in Securities Complaint); Marsh Comp. (two of seven Defendants in ERISA Complaint were named in Securities Complaint).

[13] *See also In re Providian Fin. Corp.*, No. C 01-05027 CRB, 2002 WL 31785044 (N.D. Cal. Nov. 14, 2002) (ERISA complaint that "lumped the various classes of defendants into an undifferentiated mass and alleged that all of them violated all of the asserted fiduciary duties fail[ed] to put the various defendants on notice of the allegations against them."); *In re McKesson HBOC, Inc. ERISA Litig.*, No. C 00-20030 RMW, 2002 WL 31431588 (N.D. Cal. Sept. 30, 2002).

fraud"—not merely to causes of action for fraud. *See Vess v. Ciba-Geigy Corp.*, 317 F.3d 1097, 1103 (9th Cir. 2003); *Lone Star Ladies Inv. Club v. Schlotzsky's Inc.*, 238 F.3d 363, 368 (5th Cir. 2001); *see also* note 14, *infra.*

Plaintiffs' breach of fiduciary duty claims under ERISA are subject to Rule 9(b)'s heightened pleading requirements because they sound in fraud.[14] The Complaints explicitly allege that Defendants engaged in, or condoned (either affirmatively or by failing to act) fraudulent conduct (*i.e.,* allegedly improper market timing) and thereafter concealed the "true risks" of such conduct from plan participants.[15] Moreover, the mere fact that Plaintiffs elected to incorporate all the factual allegations from the Securities Complaints supports the conclusion that Plaintiffs themselves believe their breach of fiduciary duty claims sound in fraud.[16] Plaintiffs therefore must satisfy Rule 9(b)'s heightened pleading requirements to make out claims for breach of fiduciary duty under ERISA.[17] *See e.g., In re Sears, Roebuck & Co. ERISA Litig.* No.

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[14] Under the heightened Rule 9(b) pleading standard, a plaintiff must plead the "'time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby.'" *Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999) (quoting 5 Charles Alan Wright & Arthur R. Miller, Federal Practice and Procedure: Civil § 1297 (2d ed. 1990). These allegations must satisfy the particularity requirements with regard to *each* element of the claim and as to *each* Defendant. *See Sears v. Likens*, 912 F.2d 889, 893 (7th Cir. 1990) (holding that a complaint may not lump all defendants together, but must specify who was involved in each activity); *In re Medimmune, Inc. Sec. Litig.*, 873 F. Supp. 953, 964 (D. Md. 1995) (holding that it is an "impermissible aggregation" under Rule 9(b) to "attribute all statements to all Defendants"). Generalized and conclusory allegations that Defendants made false and misleading statements do not satisfy Rule 9(b). *See Bovee v. Coopers & Lybrand C.P.A.*, 272 F.3d 356, 361 (6th Cir. 2001). Rather, pleading under Rule 9(b) requires a plaintiff to allege "'the "circumstances" . . . in detail. This means the who, what, when, where, and how.'" *Quest Medical, Inc. v. Kirschner Medical Corp.*, No. WN-90-858, 1992 WL 311193 (D. Md. July 29, 1992) (quoting *DiLeo v. Ernst & Young*, 901 F.2d 624, 627 (7th Cir. 1990).

[15] *E.g.*, Alliance Comp. ¶ 5 ("Defendants played an active role in implementing unlawful mutual fund trading methods utilized at Alliance to artificially dilute the value of certain investment alternatives within the Plan."); Amvescap Comp. ¶ 5; Bank One Comp. ¶ 5; Janus Comp. ¶ 61; MFS Comp. ¶ 5; Bank of America Comp. ¶ 5; Putnam Comp. ¶¶ 52, 68(d)-(e); Marsh Comp. ¶¶ 54-55, 64, 76; Strong Comp. ¶¶ 59-61.

[16] Rule 9(b) applies to the misrepresentation allegations in securities cases. *See, e.g., Yadlosky v. Grant Thornton LLP,* 120 F. Supp. 2d 622, 626 (E.D. Mich. 2000). It would be truly anomalous if the identical fraud allegations in the companion securities cases were found to fail the Rule 9(b) standards, while Plaintiffs in these ERISA cases were allowed to go forward on the basis of those same non-particularized allegations.

[17] Some district court opinions have not applied Rule 9(b) to misrepresentation and omission claims. These decisions, however, are not true to the text or purpose of Rule 9(b), as they have focused on the fact that the plaintiffs' causes of action were stated in terms of breach of fiduciary duty and not fraud. *See, e.g., In re Elec. Data*

02 C 8324, 2004 WL 407007 at *16 (N.D. Ill. March 3, 2004) (Rule 9(b) applies to ERISA claims alleging misrepresentation or deception); *Cook v. Exelon Corp.*, No. 01 C 7406, 2002 WL 31133274 at *5 (N.D. Ill. Sept. 26, 2002) (same); *Vivien v. Worldcom, Inc.*, No. C-02-01329, 2002 WL 31640557, at *7 (N.D. Cal. July 26, 2002) (plaintiffs' ERISA claim which sounded in fraud was dismissed for failure to comply with Rule 9(b)); *see also Thornton v. Evans*, 692 F.2d 1064, 1083, n.42 (7th Cir. 1982) ("Even claims of breach of fiduciary duties are subject to Rule 9(b)."). Yet the allegations in the respective ERISA complaints are utterly devoid of the particularity required by Rule 9(b). Those claims, therefore, must be dismissed.

III. Plaintiffs Fail To Allege That Defendants Are Plan Fiduciaries.

To state a cause of action for breach of fiduciary duty under ERISA, a plaintiff must plead facts sufficient to show that the defendant was a "fiduciary" under ERISA in the first place. *Pegram v. Herdrich*, 530 U.S. 211, 226 (2000) ("In every case charging breach of fiduciary duty . . . the threshold question is . . . whether [the entity charged] was acting as a fiduciary (that is, was performing a fiduciary function) when taking the action subject to complaint"); *see also Coleman v. Nationwide Life Ins. Co.*, 969 F.2d 54, 60-61 (4th Cir. 1992) ("Before one can conclude that a fiduciary duty has been violated, it must establish that the party charged with the breach meets the statutory definition of 'fiduciary'."), *cert. denied*, 506 U.S. 1081 (1993).

Sys. Corp. "ERISA" Litig., No. 6:03-MD-1512-LED, 2004 WL 253736, *11 (E.D. Tex. Feb 2, 2004); *In re AEP ERISA Litig.*, 327 F. Supp. 2d 812, 821 (S.D. Ohio 2004); *Rankin v. Rots*, 275 F. Supp. 2d 853, 865-66 (E.D. Mich. 2003). But Rule 9(b) by its terms cannot be so narrowly construed, as the rule does not speak to "causes of action for fraud." Rather, the Rule directs that "[i]n all *averments* of fraud . . ., the circumstances constituting fraud . . . shall be stated with particularity." Fed. R. Civ. P. 9(b) (emphasis added). As the Fifth Circuit explained, "Rule 9(b) applies by its plain language to all averments of fraud, whether they are part of a claim of fraud or not." *Lone Star Ladies Investment Club*, 238 F.3d at 368; *Vess*, 317 F.3d at 1103 (Rule 9(b) applies to *all* averments of fraud in *all* civil cases in federal district court).

A person or entity may become an ERISA fiduciary in two ways: (1) by being expressly identified in the plan documents, either by name or according to a procedure specified in the plan, as having the authority to control and manage the operation and administration of the plan; or (2) by fulfilling certain specific functions enumerated in the statute involving management of the plan and its assets. *Custer v. Sweeney*, 89 F.3d 1156, 1161 (4th Cir. 1996); *see also* ERISA § 402(a). Under the statutory definition,

> a person is a fiduciary with respect to a plan to the extent (i) he exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management or disposition of its assets, (ii) he renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of such plan, or has any authority or responsibility to do so, or (iii) he has any discretionary authority or discretionary responsibility in the administration of such plan.

ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A). As explained below and in accompanying Supplemental Memoranda, Plaintiffs do not sufficiently allege either of these two requirements with respect to many of the named Defendants.

First, most of the Defendants are not identified in the plan documents as having the authority to control and manage the operation and administration of the applicable plan.[18]

Second, the ERISA Complaints do not contain facts to support an inference that most of the Defendants fulfilled any of the statutorily enumerated fiduciary functions. Instead, the ERISA Complaints parrot the statutory language regarding a Defendant's fiduciary status, and make allegations that are legally incorrect. Standing alone, conclusory allegations that a particular Defendant "exercised discretionary authority with respect to management and

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[18] The plan documents, which the Court may consider in ruling on this Motion to Dismiss, are attached to the Declarations submitted with the supplemental memoranda in further support of this Motion to Dismiss. *Stewart v. Pension Trust of Bethlehem Steel Corp.*, No. 01-1804, 2001 WL 2903889, at *1 (4th Cir. June 20, 2001) (considering ERISA plan attached to motion to dismiss where complaint necessarily relied on it).

administration of the Plan and/or management and disposition of the Plan's Assets"[19] are insufficient.

Despite repetitive, conclusory allegations that all Defendants are fiduciaries, the roles that many of the named Defendants are alleged to have had with respect to the plans are decidedly non-fiduciary.

A. Sponsoring a plan is not a fiduciary function.

Plaintiffs allege that some Defendants are fiduciaries on the basis only of their being plan sponsors. It is well-settled that sponsoring an ERISA plan (and acting on behalf of such sponsors in the case of directors, officers and employees acting on the employers' behalf) is indisputably a *corporate* function that does not confer fiduciary status.[20] *See Pegram v. Herdrich*, 530 U.S. 211, 225 (2000); *Lockheed Corp. v. Spink*, 517 U.S. 882, 890 (1996). As the Third Circuit said in *Hozier v. Midwest Fasteners, Inc.*, 908 F.2d 1155, 1160-62 (3d Cir. 1990), subjecting sponsor's plan design decisions to fiduciary review would sweep away the "limitations so meticulously built into" ERISA's statutory scheme." *See also* Department of Labor Interpretive Regulation, 29 C.F.R. § 2509.75-8 at D-4-5 (individuals are not plan fiduciaries solely by reason of holding positions with the sponsoring employer). Accordingly, Plaintiffs' claims against Defendants whose role was limited to sponsoring plans, or acting on behalf of the sponsor, must be dismissed.[21]

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[19] *E.g.*, Alliance Comp. ¶¶ 12-14; Amvescap Comp. ¶¶ 11, 23, 14; Bank One Comp. ¶¶ 20-23; Janus Comp. ¶ 43; MFS Comp. ¶¶ 10-14; Bank of America Comp. ¶¶ 23-31; Strong Comp. ¶ 20; Marsh Comp. ¶¶ 12, 22; Putnam Comp. ¶ ¶ 13, 19.

[20] Allegations that an employer-sponsor which has authority to appoint plan fiduciaries itself has broad fiduciary duties also misstate the law. A sponsor (or any other entity) with the power to appoint plan fiduciaries has a limited fiduciary duty only with respect to those appointments, not a general fiduciary duty to plan beneficiaries. *Crowley v. Corning, Inc.*, 234 F. Supp. 2d 222, 229 (W.D.N.Y. 2002) (fiduciary obligations of entities that are granted power to appoint plan fiduciaries can extend only to those acts).

[21] *E.g.*, Putnam Comp. ¶¶ 10, 21; Marsh Comp. ¶¶ 11-12, 24. Some Complaints use the term "participating employers" to refer to certain Defendants. The allegations concerning "participating employers" focus on an

B. The doctrine of *respondeat superior* does not confer fiduciary status or non-fiduciary liability on an employer.

Plaintiffs misstate the law by claiming that Defendant employers are fiduciaries, or somehow otherwise liable for an alleged fiduciary breach of duty, under a *respondeat superior* theory.[22] Under the theory of *respondeat superior*, a principal may be liable "for the false statement or other misconduct of the agent *acting within the scope of his authority*." *Gleason v. Seaboard Air Line Ry. Co.*, 278 U.S. 349, 356 (1929) (emphasis added). Importantly, an employee who performs services on behalf of his employer's benefit plan acts as an agent of two distinct masters: (i) the company (as an employee); and (ii) the plan (as a plan fiduciary or as an agent of a plan fiduciary). Thus, when acting in a fiduciary capacity, such employee does *not* act on behalf of the employer; rather, he acts on behalf of the plan. *See Taylor v. Peoples Natural Gas Co.*, 49 F.3d 982, 987-988 (3d Cir. 1995) (participating employer's Supervisor of Employee Benefits performed duties on behalf of the plan's administrator, the Annuities and Benefits Committee, not on behalf of his formal employer, the plan sponsor).

Plaintiffs cannot use *respondeat superior* to hold a plan sponsor or participating employer liable for alleged breaches by its employee where the employer is not itself otherwise a fiduciary of the plan. *See Gelardi v. Pertec Computer Corp.*, 761 F.2d 1323, 1325 (9th Cir. 1985) (non-fiduciary employer who sponsored ERISA plan not liable for breaches of fiduciary duty by employees who served on plan administration committee and were fiduciaries); *Crowley v. Corning, Inc.*, 234 F. Supp. 2d 222, 228 (W.D.N.Y. 2002) (dismissing *respondeat superior* claim

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employer's sponsorship of the plan or its performance of ministerial functions on behalf of the plan, both non-fiduciary functions. *See, e.g*, Alliance Comp. ¶¶ 13, 24 (only conclusory allegations that Alliance Capital Management L.P. is a fiduciary; Alliance Capital Management L.P. is sponsor of plan); Amvescap Comp. ¶ 13.

[22] *E.g.*, Amvescap Comp. ¶ 15 ("By failing to properly discharge their fiduciary duties under ERISA, [certain employees alleged to be plan fiduciaries] breached the duties they owed to Plan participants and their beneficiaries. Accordingly, the actions of these fiduciaries are imputed to Amvescap under the doctrine of *respondeat superior*, and Amvescap is liable for such actions."); Bank One Comp. ¶ 20; Bank of America Comp. ¶ 23; Strong Comp. ¶ 20; Putnam Comp. ¶¶ 13; Marsh Comp. ¶¶ 12.

where complaint "contains no factual allegations which support a claim that [the employer] had *de facto* control over" the named fiduciaries). *Cf. Confer v. Custom Eng'g Co.*, 952 F.2d 34 (3d Cir. 1995) (where corporate principal is a fiduciary and the employee agent carries out the principal's fiduciary duties on behalf of the plan within the scope of her employment, agency principles apply). Plaintiffs' claims against these corporate Defendants must be dismissed.

C. Affiliated companies that are not plan fiduciaries cannot be held liable for breach.

Plaintiffs also include in their list of Defendants the parent companies of plan sponsors and administrators and claim that such parent companies are also fiduciaries of the plans.[23] But a parent company that exercises no control over plan assets or discretion over plan management is not a fiduciary. *Gerzog v. London Fog Corp.*, 907 F. Supp. 590 (E.D.N.Y. 1995) (employee failed to state claim against parent company where there were no allegations that parent corporation exercised any discretion or control over the plan); *Thomas v. Tru-Tech, Inc.*, Nos. 89-2001, 89-2003, 1990 WL 48865, at *4 (4th Cir. Apr. 3, 1990) (unpublished opinion) (affiliate of plan administrator and named fiduciary was not a fiduciary where there was no suggestion that it exercised any authority or control over plan). As Plaintiffs do not allege facts to show that the parent companies they name exercised discretionary control over the respective plans, claims with respect to these Defendants cannot stand.

D. Ministerial actions are not fiduciary functions.

Plaintiffs allege that certain Defendants were plan fiduciaries because they either performed administrative services for the plans, such as record-keeping, or signed regulatory

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[23] *E.g.*, Alliance Comp. ¶¶ 12, 14 (alleging that Alliance Capital Management Holding L.P. and AXA Financial, Inc. are fiduciaries of the plan each "to the extent it was entrusted with the discretionary authority to manage and/or dispose of the Plan's assets" but failing to specifically allege that either Alliance Capital Management Holding L.P. or AXA Financial, Inc. actually had any discretionary authority or control over the plan); Putnam Compl. ¶¶ 10, 13.

filings on behalf of the plans and/or the issuers of the securities subject to the Securities Complaints. Under ERISA, such tasks are deemed ministerial and those who perform them do not acquire ERISA fiduciary status. *See Clark v. Board Of Trustees Trade Ass'n, Int'l Longshoremen's Ass'n Ben. Trust Fund*, 896 F.2d 1366 (4th Cir. 1990) (employee field representative whose duties consisted of ministerial tasks, such as handling claim inquiries, that did not involve exercise of discretion over plan was not fiduciary); *Beddall v. State Street Bank & Trust Co.*, 137 F.3d 12, 20-21 (1st Cir. 1998) (record-keeping is ministerial); *In re Tyco*, No. MDL 02-1335-PB, 02-1357-PB, 02, 2004 WL 2903889, at **3-4 (D.N.H. Dec. 2, 2004) (preparing and signing regulatory filings, including SEC filings, is ministerial). This has been the Department of Labor's position since the inception of ERISA. 29 C.F.R. § 2509.75-8 at D-2 (maintenance of records and preparation of reports required by government agencies are purely ministerial functions that are non-fiduciary in character). Claims against those Defendants who are alleged only to have performed such ministerial functions must be dismissed.

E. Holding a position as corporate officer or director does not confer fiduciary status.

Officers and directors are not themselves fiduciaries simply by virtue of their corporate position alone, "unless it can be shown that they have *individual* discretionary roles as to plan administration." *Confer v. Custom Engineering Co.*, 952 F.2d 34, 37 (3d Cir. 1995) (emphasis in original); *see also In re WorldCom ERISA Litig.*, 263 F. Supp. 2d 745, 759 (S.D.N.Y. 2003), dismissing ERISA Complaint as to various officers because Complaint "does not allege that [officers] were appointed as fiduciaries and that they functioned as such"); *Arevalo v. Harris Herman*, 2002 U.S. Dist. LEXIS 7076, at *12 (E.D. Va. Apr. 12, 2002) ("A business entity's officer or director who has responsibility for corporate affairs does not also have fiduciary

responsibility with regard to an employee benefit plan simply by virtue of that corporate position.").[24] Claims against individual Defendants who are alleged only to have served as corporate officers or directors must be dismissed.

F. Providing investment management or advisory services to underlying mutual funds does not confer fiduciary status.

Plaintiffs also attempt to state claims against advisors to the mutual funds on the theory that the advisors provided investment management or advisory services to the funds and thereby became fiduciaries of the plans.[25] This theory, however, disregards the fact that the role of the advisor is to provide investment advice *to the fund* concerning, for example, the make-up of that particular fund; the advisor *does not* advise investors—including plans—regarding what mutual funds they should purchase.

ERISA provides, however, that when a plan invests in another entity (such as the shares of a registered open end investment company), the plan's assets include its investment in the shares of the fund, but do not, solely by reason of such investment, include any of the underlying assets of the entity (*i.e.* the securities that comprise the fund)." ERISA § 401(b)(1); 29 U.S.C. § 1101(b)(1). Thus, when a registered investment advisor provides investment services to a mutual fund, it is not providing services in respect of "plan assets," and is not a fiduciary solely by reason of providing such services. Accordingly, claims against such investment advisors must be dismissed.

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[24] Even if an officer or director may have discretionary authority over a plan, it does not follow that everything the officer or director does is a fiduciary act. Rather, it is well-established that a corporate insider may wear "two hats", and is a fiduciary only *to the extent* he or she exercises his or her plan-related functions. Thus, allegations about actions taken by officers and directors in their *corporate* capacities - and not in connection with any plan-related duties - do not amount to allegations of fiduciary status.

[25] *E.g.*, Alliance Comp. ¶ 13; Amvescap Comp. ¶ 13 (mutual fund advisor Invesco was a plan fiduciary with "discretionary authority to add and/or remove investment options under the Plan . . . ."); Strong Comp. ¶¶ 19-20; Marsh Comp. ¶ 15.

G. Plaintiffs fail to allege that directed trustees breached their fiduciary duty to the plans.

Plaintiffs allege that the trustees of the plans "exercised discretionary authority over plan assets."[26] However, the respective plan documents expressly require each of the trustees to follow the direction of the named fiduciary with respect to the investment of 401(k) plan assets.[27] In such circumstances, the trustees are statutorily subject "to proper directions of [plan] fiduciaries which are made in accordance with the terms of the plan and which are not contrary to [ERISA]." 29 U.S.C. § 1103(a). The courts have regularly held that such non discretionary "directed trustees" have at most highly limited, if any, fiduciary responsibility for the prudence of investments of 401(k) plan assets. *See, e.g.*, *Herman v. Nations Bank Trust Co.*, 126 F.3d 1354, 1361 (11th Cir. 1997); *Maniace v. Commerce Bank of Kansas City, N.A.*, 40 F.3d 264, 267 (8th Cir. 1994); *Ershick v. United Missouri Bank of Kansas, N.A.*, 948 F.2d 660, 665 (10th Cir. 1991).

In this regard, the Department of Labor ("DOL") has recently emphasized that "[a]bsent non-public information, a directed trustee, given its limited fiduciary duties as determined by statute, will *rarely* have an obligation under ERISA to question the prudence of a direction to purchase public traded securities at market price solely on the basis of publicly available information." U.S. Dep't of Labor, Field Assistance Bulletin No. 2004-03 at 5 (Dec. 17, 2004) (emphasis added). Only in "limited, extraordinary circumstances, where there are *clear and compelling* public indicators, as evidenced by an 8-K filing with the Securities and Exchange

[26] Amvescap Comp. ¶ 12; Janus Comp. ¶ 47; Marsh Comp. ¶ 18; Putnam Comp. ¶¶ 15-17.
[27] Amvescap Plan § 8.1; Janus Plan ¶ 13.02(d).

Commission (SEC), a bankruptcy filing or similar public indicator," does a directed trustee have even the fiduciary responsibility of inquiry under ERISA. *Id.* at 5-6.[28]

The recent decision in *WorldCom* recognized the limited fiduciary responsibility of directed trustees with respect to investments made by participants in 401(k) plans. Concluding that the DOL's view was well-reasoned and thus entitled to substantial deference, the court held that the fiduciary responsibility of a directed trustee is triggered only when "it knows or should know of reliable public information that calls into serious question the company's short-term viability as a going concern." *In re WorldCom, Inc. ERISA Litig.*, 354 F. Supp. 2d 423, 449 (S.D.N.Y. 2005). Allegations of a significantly declining stock price, knowledge of an ongoing investigation, and the filing of lawsuits against the company are—by themselves and together—wholly insufficient to show the "imminent collapse" of a company and hence no ERISA duty is triggered for the directed trustee. *Id.* at 449 n.25.

None of the Complaints in these cases alleges that the directed trustees had any public information regarding market timing or that the respective companies were on the verge of collapse. In fact, the Complaints do not indicate that the directed trustees did anything other than follow instructions from the named fiduciaries, and there are no allegations that the directed trustees had either public or non-public information that would have required them to make further inquiries as to the prudence of maintaining the company stock or the affiliated mutual funds as investment options in the various 401(k) plans at issue. As the First Circuit explained in *Lalonde v. Textron, Inc.*, 369 F.3d 1, 7 (1st Cir. 2004), "[i]t would subvert the purposes of ERISA to permit lawsuits against [directed trustees] . . . every time a company's fortunes took a

[28] A directed trustee also has a duty to inquire further about the directions of a plan fiduciary when the directed trustee "possesses material non-public information [regarding a security] that is necessary for a prudent decision." *Id.* at 4. In the instant cases, however, there are no allegations that the directed trusted possessed material non-public information.

relatively unexceptional turn for the worse." At bottom, that is the core of Plaintiffs' claims against the directed trustees. Accordingly, the claims against the directed trustees must be dismissed. *See Wright v. Oregon Metallurgical Corp.*, 360 F.3d 1090, 1102 (9th Cir. 2004) (directed trustees cannot be held liable for following the investment instructions provided by the named fiduciary); *In re McKesson HBOC, Inc. ERISA Litig.*, No. C00-20030RMW, 2002 WL 31431588, at *11 (N.D. Cal. Sept. 30, 2002) (dismissing claims against directed trustee where no facts supported conclusion that trustee either knew that investment directions it received from plan were imprudent or had any knowledge of accounting irregularities at the company).

IV. The Prohibited Transaction Claims Must Be Dismissed.

All of the ERISA complaints contain a virtually-identically worded prohibited transaction count. This count asserts that, because of alleged market timing by certain shareholders in the mutual funds advised by a particular defendant, the values of those funds' shares for other shareholders was diluted, so that, for some unexplained reason, purchasers of new shares allegedly paid inflated prices to acquire the shares. It then alleges that the fiduciaries of the ERISA plan sponsored by that defendant or its affiliates, by paying the publicly reported net asset value to purchase fund shares, caused the plan to pay in excess of "adequate consideration" to purchase these shares and thus committed *per se* violations of § 406(a)(1)(A) of ERISA, 29 U.S.C. § 1106(a)(1)(A). This claim is legally defective since the prohibitions of § 406(a)(1)(A) do not apply to these mutual fund share purchases, and such purchases are, in any event, protected by an administrative exemption from any otherwise applicable prohibitions.

Many, but not all, of these complaints also assert that the public stock price of the mutual fund advisor or its parent was inflated because of undisclosed mutual fund market-timing.[29] Based on this assertion, Plaintiffs claim that the same plans' purchase of that stock was also prohibited by § 406(a)(1)(A) and was not exempted by § 408(e) of ERISA, 29 U.S.C. § 1108(e). This part of the claim should also be dismissed. Although these purchases could be *prima facie* subject to § 406(a)(1)(A), Plaintiffs have not properly pled a violation of that section and, in any event, the § 408(e) exemption applies as a matter of law.

A. The claim relating to mutual fund shares should be dismissed.

Section 406(a) provides that, subject to exceptions in § 408,

> (1) A fiduciary with respect to a plan shall not cause the plan to engage in a transaction if he knows or should know that such transaction constitutes a direct or indirect—
>
> (A) sale or exchange, or leasing, of any property between the plan and a ***party in interest.***

29 U.S.C. § 1106(a). Nowhere in their complaints do Plaintiffs identify any party in interest who participated in a sale or exchange transaction. Although a plan's purchase of shares in a mutual fund is a sale or exchange of property within the meaning of § 406(a)(1)(A), absent a transaction with a ***party in interest***, there can be no violation of § 406(a)(1)(A). Since Plaintiffs have failed to identify a party in interest, these claims ought to be dismissed on that basis alone.

The term "party in interest" is extensively defined in § 3(14) of ERISA, 29 U.S.C. § 1002(14), to include a plan fiduciary or service provider, the employer or union that sponsors the plan, and various categories of parties with specified relationships to a party in the prior categories. Because these actions are about plans sponsored by companies that are, or are

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[29] Claims involving publicly-traded stock are asserted in the Janus Comp., Alliance Comp., Amvescap Comp., Bank of America Comp., Bank One Comp., Marsh Comp. and Putnam Comp.

affiliated with, mutual fund advisors, it is possible that these advisors could fall within one of the party in interest categories, although the complaints offer no factual basis on that score. Even if they had properly alleged such a party in interest relationship, the problem for Plaintiffs is that investors, including plans, do not buy shares from a mutual fund advisor. Instead, plans transact directly or indirectly with the mutual fund, which is essentially a "pool of assets consisting of securities, belonging to the shareholders of the fund." *See* 5 Thomas Lee Hazen, *The Law of Securities Regulation* 286-7 (5th ed. 2005). Broad as the categories are in the definition of party in interest in § 3(14), a mutual fund and its shareholders do not fit into any of them, except perhaps in highly unusual circumstances that are not pled or present here. Thus, because the plans are not selling or exchanging shares with any party in interest, the prohibitions of § 406(a)(1)(A) are simply inapplicable in this case, and this claim should also be dismissed on this additional basis.

Moreover, even if the complaint did allege a transaction with a party in interest under § 406(a)(1)(A), that claim would still be subject to dismissal. The prohibitions of § 406 are subject to exemptions created in § 408, which authorizes the Secretary of Labor to grant administrative exemptions from § 406 under certain conditions. ERISA § 408(a), 29 U.S.C. § 1108(a).

Early in the administration of ERISA, the DOL exercised the Secretary's authority to grant administrative exemptions under § 408(a) by issuing Prohibited Transaction Exemption 77-3 ("PTE 77-3"). *See* 42 Fed. Reg. 18,734 (Apr. 8, 1977) (Final Exemption); 41 Fed. Reg. 54,080 (Dec. 10, 1976) (Proposed Exemption). PTE 77-3 creates an exemption from all of the prohibitions of § 406 for the purchase by an ERISA plan of shares in a mutual fund that is

advised by the plan sponsor or its affiliate.[30] The only conditions to this exemption are that the plan not pay a separate investment advisory fee or sales commission relating to the purchase, that the plan pay redemption fees only in limited circumstances, and that the plan be treated no less favorably than other shareholders of the mutual fund.

Nothing in Plaintiffs' complaints alleges or even suggests that the conditions for applicability of PTE 77-3 are not satisfied here. To the contrary, the very basis of Plaintiffs' claims is that the purchase prices of mutual fund shares were inflated by alleged market-timing, a circumstance that would affect equally all purchasers of fund shares, including the plans. Plaintiffs do not allege, nor could they, that the plans paid separate investment advisory fees, sales commissions, or redemption fees, all of which are unrelated to the matters asserted in the complaints. Accordingly, as a matter of law, PTE 77-3 applies to exempt any prohibitions that would otherwise exist under § 406 as to these purchases.

In short, the prohibitions of § 406(a)(1)(A) do not apply, even *prima facie*, to the purchases of mutual fund shares that are attacked here, and, if they were applicable, they would be exempted by PTE 77-3. On either or both of those grounds, this part of the claim should be dismissed.

B. The claim relating to employer stock should also be dismissed.

Many of the ERISA complaints also contain claims relating to employer stock that are intermingled with the claims about the purchase of mutual fund shares. Similar to their

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[30] The fact that DOL issued PTE 77-3 is not inconsistent with a conclusion that § 406(a)(1)(A) does not apply to a plan's purchase of mutual fund shares. The explanatory information for PTE 77-3 reflects that the applicant for the exemption did not believe a prohibited transaction existed but sought the exemption to remove any ambiguity. 41 Fed. Reg. at 54080. PTE 77-3 itself also contains DOL's own statement that its grant of an exemption does not reflect a conclusion that a prohibited transaction exists. 42 Fed. Reg. at 18734. Moreover, PTE 77-3 applies broadly to other provisions of § 406, including to the fiduciary self-dealing/conflict of interest prohibitions in § 406(b), 29 U.S.C. § 1106(b), that may be implicated when a plan sponsored by a mutual fund advisor or its affiliate purchases shares in a fund advised by that advisor. *Id.*

assertions about the inflated price of mutual fund shares, Plaintiffs assert that the price of the publicly traded stock of some of the mutual fund companies or their parents became inflated due to the alleged underlying mutual fund market-timing. They allege that purchases by the plans of this stock also violated § 406(a)(1)(A) and were for more than " adequate consideration" or fair market value and thus did not qualify for the statutory exemption provided by § 408(e), 29 U.S.C. § 1108(e).

Plaintiffs' claims regarding employer stock are no more meritorious than their claims regarding the purchase of mutual fund shares, but for different reasons. As to employer stock, the claims arguably allege *prima facie* violations of § 406(a)(1)(A). As a matter of law, however, those prohibitions are exempted by § 408(e).

A purchase of stock, of course, may be characterized as a sale or exchange of property within the meaning of § 406(a)(1)(A). Thus, if the stock is purchased from a party in interest—a circumstance that cannot be judged from the face of the complaint but may be true as to a stock purchase, unlike purchases of mutual fund shares[31]—the prohibitions of § 406(a)(1)(A) would potentially be implicated.

Congress, however, provided statutory exemptions from these prohibitions for certain specific categories of transactions, including § 408(e), which contains an express exemption for the purchase of such stock at its public market price. It states that the provisions of § 406 shall not apply to the "acquisition or sale by a plan of qualifying employer securities" under certain conditions. Plaintiffs do not contend that the stock at issue did not constitute a "qualifying

[31] If, for example, the stock was purchased directly from the employer, that would be a transaction with a party in interest. If, however, stock was purchased on the public market, no *prima facie* prohibited transaction would exist, even if the seller turned out to be a party in interest. *See* H.R. Rep. 93-1280, 93d Cong., 2d Sess. 307 at 5087. The Court need not address this issue on this motion, given the applicability of the § 408(e) exemption.

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employer security" within the meaning of § 407(d)(5) of ERISA, 29 U.S.C. § 1107(d)(5).[32] Instead, they contend that the stock purchase did not satisfy one of the conditions in § 408(e), i.e., that the stock be purchased for no more than "adequate consideration."

Plaintiffs' position is flatly inconsistent with the statute. The term "adequate consideration" is defined in § 3(18)(A) of ERISA, 29 U.S.C. § 1002(18)(A), in the case of a security for which there is a generally recognized market, to include, "(i) the price of the security prevailing on a national securities exchange which is registered under section 6 of the Securities Exchange Act of 1934." Plaintiffs do not contest that the securities at issue here—the publicly-traded stock of the parent firms of the mutual fund advisory companies—are all publicly-traded on a registered exchange. Plaintiffs do not contend that the plans at issue paid more than the established market prices for these securities. Instead, they contend that those public trading prices were inflated due to the effects of alleged market-timing in the mutual funds, the stock of whose advisors or their affiliates is publicly-traded. Even accepting those contentions as true for purposes of these motions, they are irrelevant. All that is measured under §§ 406(a)(1)(A) and 3(18)(A) is whether no more than the prevailing public price is paid, ***not*** whether the public market has accurately valued the security. This is precisely the reasoning applied in *In re Honeywell ERISA Litig.*, dismissing a nearly identical prohibited transaction claim. No. Civ. 03-1214(DRD), 2004 WL 3245931, at *13-*14 (D.N.J. June 14, 2004). There, the court noted that "'adequate consideration' is itself defined by statute" as market price on a national exchange, and it was "not alleged that the Plan paid more for Honeywell securities than the price prevailing on a national exchange." *Id.* at *47-*48 (citing ERISA § 3(18), 29 U.S.C. § 1002(18)).

[32] Section 407(d)(1), 29 U.S.C. § 1107(d)(1), defines an "employer security" as a security issued by the employer whose employees are covered by the plan or by its affiliate. Section 407(d)(5) defines a "qualifying" employer security as "stock." It further provides that, after December 1987, that stock must satisfy the requirements of § 407(f)(1), 29 U.S.C. § 1107(f)(1), *unless* the plan is an "eligible individual account plan."

For these reasons, Plaintiffs' prohibited transaction claims must be dismissed.

V. Plaintiffs Have Not Stated A Claim For Breach Of Fiduciary Duty Based On Maintaining Company Stocks As Investment Options In The Plans.

Company stock is a congressionally favored investment option for ERISA-covered plans. While generally requiring diversification of assets in a pension plan "so as to minimize the risk of large losses," 29 U.S.C. § 1104(a)(1)(C), ERISA provides an exception to this diversification requirement for pension plan investments in "qualifying employer securities." 29 U.S.C. § 1104(a)(2).

The plans at issue in the ERISA cases are "eligible individual account plans" (EIAPs) within the meaning of § 407(d)(3) of ERISA, 29 U.S.C. § 1107(d)(3). EIAPs have many forms, including profit-sharing plans, stock bonus plans, savings plans, and employee stock ownership plans (ESOPs). *See* 29 U.S.C. § 1107(d)(3)(A). A common feature of most EIAPs is the investment in the stock of the company. *See* EBRI Issue Brief No. 272, *401(k) Plan Asset Allocation, Account Balances, and Loan Activity in 2003* (Inv. Co. Inst. & Employee Benefits Research Inst., Aug. 2004). The diversification exception for qualified employer securities applies to all EIAPs, regardless of whether they are 401(k) savings plans or ESOPs. *See Wright v. Oregon Metallurgical Corp.*, 360 F.3d 1090, 1098 (9th Cir. 2004) (holding that all forms of EIAPs "are treated the same for purposes of fiduciary duty analysis"); *see also Foltz v. U.S. News & World Report, Inc.*, 865 F.2d 364, 373 (D.C. Cir. 1989).

In *Kuper v. Iovenko,* 66 F.3d 1447 (6th Cir. 1995), the Sixth Circuit explained that the statutory exemption from diversification in § 404(a)(2) largely insulates a plan fiduciary from a claim for breach of the fiduciary duties arising from losses to the plan stemming from holding company stock in a plan. Following the Third Circuit's approach in *Moench v. Robertson*, 62

F.3d 553 (3d Cir. 1995), *cert. denied*, 516 U.S. 1115 (1996), the Sixth Circuit held that the decision of a fiduciary to remain invested in employer stock is entitled to a presumption of reasonableness and should be reviewed merely for abuse of discretion. *Kuper*, 66 F.3d at 1457-59.[33] This abuse of discretion standard is critical because any stricter scrutiny would render meaningless the statutory exemption from the otherwise required diversification. *Id.*

The standard established in *Moench* and *Kuper* is a standard of conduct—abuse of discretion—that plaintiff must allege and prove was violated in order to establish a claim of fiduciary breach. *See Wright,* 360 F.3d at 1097 (applying *Kuper* presumption at motion to dismiss stage); *see generally Wroblewski v. City of Washburn*, 965 F.2d 452 (7th Cir. 1992) (explaining that "presumption of rationality" in constitutional tort case establishes "the substantive burden that the plaintiff ultimately will have to meet"; accordingly, since plaintiff failed to "allege facts sufficient to overcome the presumption of rationality," a Rule 12(b)(6) dismissal was appropriate). To rebut the presumption, a plaintiff must allege that the fiduciaries knew or should have known that the company was on the precipice of a catastrophic financial failure calling into serious question the status of the company as a going concern, or was aware of matters of an equivalent serious nature that would undermine the continued prudence of offering company securities as an investment option.[34] *See Kuper*, 66 F.3d at 1459; *Moench*, 62

[33] Although the presumption established in *Kuper* and *Moench* has not been extended beyond company stock, it should apply equally to affiliated funds offered by the company and directed by plan documents to be offered as investment options. *See Kuper*, 66 F.3d at 1459 (holding that, to rebut the presumption, "plaintiff must show that the ERISA fiduciary could not have reasonably believed that the plan's drafters would have intended under the circumstances that he continue to comply" with the direction that the plan-mandated investment options remain as investment options).

[34] The *Kuper* court cautioned that, "In determining whether the plaintiff has overcome the presumption, the courts must recognize that if the fiduciary, in what it regards as an exercise of caution, does not maintain the investment in the employer's securities, it may face liability for that caution, particularly if the employer's securities thrive." *Id.* at 1459 (quoting *Moench*, 62 F.3d at 571-72). The recent decision of the Fourth Circuit in *Tatum v. R.J. Reynolds Tobacco Co.*, 392 F.3d 636 (4th Cir. 2004), is a good illustration of the hazard faced by plan fiduciaries when confronted by declining prices in securities offered in a 401(k) plan. In *Tatum*, RJR Nabisco spun off RJR Tobacco

F.3d at 572; *see also Wright*, 360 F.3d at 1098 (holding that the presumption of reasonableness may be overcome when a decline in employer stock is combined with "evidence that the company is on the brink of collapse or undergoing serious mismanagement"); *In re Duke Energy ERISA Litig.*, 281 F. Supp. 2d 786, 795 (W.D.N.C. 2003) (holding that "prudence claim" failed as a matter of law because plaintiffs did not allege that employer "was anything other than a viable, strong company with substantial assets").

The presumption of reasonableness is not merely an expression of concern for the plight of a fiduciary faced with uncertainties in the equity markets; rather, it is far more substantive in nature. Fluctuations in the price of company securities, even precipitous declines, are poor measures of whether the fiduciary acted imprudently in retaining the plan's investment in the securities. The price of a security traded on a robust market reflects the market's valuation of the worth of the company at that moment. *See In re LTV Sec. Litig.*, 88 F.R.D. 134, 143 (N.D. Tex. 1980) ("The market is . . . informing" the investor of the market value of the security at issue.) (*quoted with approval* in *Basic, Inc. v. Levinson*, 485 U.S. 244 (1988)). All other things being equal, analyzing the same information, purchasers of a security in open market transactions believe that the company's fortunes will likely improve and the security price will rise, while sellers have apparently reached the contrary conclusion. *See, e.g.*, *Basic*, 485 U.S. at 256 (White, J., dissenting) ("many investors purchase or sell stock because they believe the price inaccurately reflects the corporation's worth") (quoting Barbara Black, *Fraud on the Market: A Criticism of Dispensing with Reliance in Certain Open Market Transactions*, 62 N.C. L. Rev. 435, 455

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as a separate company, but RJR Tobacco's 401(k) plan maintained a RJR Nabisco stock fund as an investment. The Nabisco stock, however, had sustained significant declines and the company fiduciaries opted to remove it from the plan and sell all of the shares remaining in the plan. The price of Nabisco shares dramatically rebounded after the Nabisco stock was liquidated from the plan. Plan participants later sued RJR Tobacco's plan fiduciaries under ERISA, claiming that the fiduciaries breached their duties of prudence. *Id.* at 637-640.

(1984). Thus, absent other available information pointing indisputably to a future decline in the price of a security, there is an equal likelihood that the share price will increase. Indeed, the academic literature explains that the market presumption is that the price of the security is more likely to increase than decrease. *See, e.g.*, J. Hull, *Option, Futures and Other Derivative Securities* §§ 3.2, 3.13 (2d ed. 1993). A fiduciary certainly does not breach his duty under ERISA by not being smarter than the marketplace. *See Thompson v. Avondale Indus. Inc.*, No. Civ. A. 2685, 2003 WL 359932, at *14 (E.D. La. Feb. 9, 2003) (endorsing expert testimony to that effect).

Accordingly, "[t]he fact that stock values fluctuate all of the time, combined with the fact that 401(k) plans generally have fairly long-term horizons, means that the fiduciary is justified in continuing to make available a company stock investment option *unless the fiduciary has information leading it to reasonably believe the company has no future prospects*." Stabile, *Another Look at 401(k) Plan Investments in Employer Securities*, 35 J. Marshall L. Rev. at 562 (emphasis added). If this were not so, a plan would need, in turn, to divest and then repurchase company securities with every significant movement of the price. That would, of course, not only add costs, but perhaps most importantly defeat the purpose of providing a stable, long-term investment vehicle for plan participants. Thus, in *Kuper*, for example, the Sixth Circuit ruled that a reasonable fiduciary could have decided to remain invested in company stock that had declined in value by 80% as no other circumstances were present that would have alerted them that the company there was fundamentally unsound. 66 F.3d at 1460.

In these cases, Plaintiffs have not alleged—nor could they—that the plan fiduciaries knew or should have known that the companies were on the verge of imminent collapse or were

so seriously mismanaged that they might become so. In fact, the companies are strong and viable companies and never were on the verge of collapse.

VI. Plaintiffs' Misrepresentation Claims Should Be Dismissed.

All of the ERISA Complaints contain allegations that defendants misrepresented, or failed to disclose, to plan participants information about market-timing in mutual funds; in some cases, these claims also allege nondisclosures about company stock. In most of the Complaints, these allegations are made along with other allegations of imprudence, etc., as part of a general claim for breach of the fiduciary duties imposed by § 404 of ERISA, 29 U.S.C. § 1104.[35] In a few complaints, however, these allegations are broken out to form the basis for a separate claim, also resting on alleged duties under § 404, labeled "Failure to Provide Complete and Accurate Information to Plan Participants."[36]

As discussed below, Plaintiffs' claims of misrepresentations should be dismissed since—even leaving aside their total lack of factual detail or support in violation of Rules 8 and 9(b)—they fail to state a valid claim for relief. As a threshold matter, the alleged misrepresentations were not made in a fiduciary capacity. Even assuming that were so, the Fourth Circuit has not recognized the expansive disclosure duties which Plaintiffs urge.

Moreover, claims of misrepresentations by an ERISA fiduciary, by their very nature, are individual claims that depend on proof that individual Plaintiffs reasonably relied on the alleged misrepresentations to their detriment. *See, e.g., In re Electronic Data Sys. Corp. "ERISA" Litig.*, 224 F.R.D. 613, 630 (E.D. Tex. 2004) ("[R]ecovery on their misrepresentation claim requires individualized proof of materiality and reliance"). The ERISA cause of action that authorizes the

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[35] Janus Comp. ¶ 129; Alliance Comp. ¶¶ 62, 69(d); Bank of America Comp. ¶ 82; Bank One Comp. ¶ 72; Putnam Comp. ¶¶ 57(b), 61, 68(d)(e), 70; and Strong Comp. ¶¶ 66.
[36] Amvescap Comp. ¶ 83-94; Marsh Comp. ¶¶ 88-99; and MFS Comp. ¶¶ 69-79.

principal monetary relief Plaintiffs seek—the recovery of losses to a plan resulting from a breach of duty—permits only relief to a plan as a whole and not to individual participants. While the courts have recognized that individuals may seek "appropriate equitable relief" to remedy a breach of fiduciary duty, and misrepresentation claims are the classic claims of this type, the relief sought by Plaintiffs here is plainly a damages remedy that cannot be recovered as equitable relief. Accordingly, even if Plaintiffs had any support for their cookie-cutter claims of misrepresentation, they cannot obtain the relief they seek, and their claims should be dismissed.

A. Plaintiffs' misrepresentation and nondisclosure claims fail because they rest on non-fiduciary speech or disclosures not required under ERISA.

As this Court has explained, "The four required elements for an ERISA breach of fiduciary duty claim based on a misrepresentation are: (1) the defendant was an ERISA fiduciary acting as a fiduciary, (2) the defendant made a misrepresentation, (3) the misrepresentation was material, and (4) the plaintiff detrimentally relied on the misrepresentation." *Tootle v. ARINC, Inc.*, 222 F.R.D. 88, 94 (D. Md. 2004) (citing *Burstein v. Ret. Account Plan for Employees of Allegheny Health Educ. & Research Found.*, 334 F.3d 365, 384 (3d Cir. 2003)). Plaintiffs cannot satisfy the various elements of this test.

Even assuming some of the defendants performed fiduciary functions, Plaintiffs' allegations fail under the first element because the alleged misrepresentations identified in the Complaints fall outside the scope of ERISA fiduciary speech. Although there are variations, the Complaints generally allege that the defendants "regularly communicated with Plan participants about [the fund parent's] performance, future financial and business prospects, and the [the fund

parent's] stock" as well as "the business prospects of" the mutual funds at issue.[37] To state a claim, Plaintiffs must target *plan*-related speech, not communications by fiduciaries about ordinary business issues, *e.g.*, projected earnings and revenue. *See Elmore v. Cone Mills Corp.*, 23 F.3d 855, 862-63 (4th Cir. 1994) (en banc) (employer's "actions with regard to announcing the proposed pension surplus reversion" was a matter "left to its sound business discretion and [is] not subject to [] fiduciary duties"); *see also Sonoco Prod. Co. v. Physicians Health Plan, Inc.*, 338 F.3d 366, 373 (4th Cir. 2003). Indeed, the Supreme Court has expressly disavowed the notion that mere comments about a company's financial prospects would qualify as fiduciary speech: "We do *not* hold . . . that Varity acted as a fiduciary simply because it made *statements about its expected financial condition* or because 'an ordinary business decision turn[ed] out to have an adverse impact on the plan.'" *Varity Corp. v. Howe*, 516 U.S. 489, 505 (1996) (emphasis added). As a result, corporate speech not directed at plan administration—such as public statements about a company's financial health and statements in ordinary SEC filings—implicate no ERISA obligations, even if they contain "intentional misrepresentations" and even if they may incidentally affect plan benefits. *Id.* at 505.

Plaintiffs also claim that the defendants concealed material facts about alleged market timing, but this claim runs headlong into controlling Fourth Circuit precedent. With respect to alleged omissions, in order to find liability, there must have been a duty to disclose the information Plaintiffs now claim is material, but no such duty exists in this Circuit.

First, the list of documents required to be provided by the express disclosure provision in ERISA § 104(b)(4) does not include the information that Plaintiffs appear to claim should have

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[37] *See e.g.*, Bank One Comp. ¶¶ 50-51; Alliance Comp. ¶ 53; Amvescap Comp. ¶¶ 49-50; Putnam Comp. ¶ 52; Marsh Comp. ¶ 54.

been revealed, e.g., investment advice, future financial and business prospects of the fund parent's common stock and the business prospects of the mutual funds at issue. ERISA § 104(b)(4), 29 U.S.C. § 1024(b)(4); *Faircloth v. Lundy Packing Co.*, 91 F.3d 648, 654-55 (4th Cir. 1996) (holding that ERISA § 104(b)(4) does not "encompass all documents that provide information about the plan and benefits," so that participants were not entitled to extra information such as "appraisal reports or valuation reports" about the plan sponsor's stock or "documents concerning Lundy Packing Company's financial status."). Second, disclosure of financial information or investment advice is not mandated as a general fiduciary obligation under § 404(a)(1), 29 U.S.C. § 1104(a)(1). *See Faircloth*, 91 F.3d at 657-58 ("We [ ] decline to use § 404(a)(1)(A) to expand the duties imposed under § 104(b)(4)."). Third, Defendants need not have disclosed inside information amounting to an impermissible stock tip to participants, particularly information that could have affected a plan sponsor's stock price. *E.g., In re McKesson HBOC, Inc. ERISA Litig.*, No. C00-20030RMW, 2002 WL 31431588, at *7 (N.D. Cal. 2002) ("The court agrees that the fiduciaries *were not obligated to violate the securities laws* or other laws merely *to protect the interests of Plan participants*. Plaintiffs have offered no convincing argument, much less any legal authority on point, which would authorize an ERISA fiduciary to violate the law in order to protect Plan participants.") (emphasis added).

Finally, Plaintiffs also cannot satisfy the required detrimental reliance element of a misrepresentation claim. In some Complaints, Plaintiffs aver that "the participant is presumed as a matter of law to have relied on such misrepresentations and omissions to her detriment."[38] In other Complaints, Plaintiffs appear to take for granted that the element of reliance is presumed without making any express assertion on the subject. Nonetheless, the prevailing law mandates

[38] *See, e.g.,* MFS Comp. ¶ 75; Amvescap Comp. ¶ 90; Marsh Comp ¶ 95; Putnam Comp. ¶ 95.

an individualized showing of reliance. *Tootle*, 222 F.R.D. at 97 (omissions claim "require[s] some showing of causation or detrimental reliance") (citing, *inter alia*, *International Union, United Auto., Aerospace & Agric. Implement Workers of Am., U.A.W. v. Skinner Engine Co.*, 188 F.3d 130, 148 (3d Cir. 1999) (noting that a plaintiff alleging fiduciary breach under ERISA based on misrepresentations or omissions must prove a resulting harm)). Because the Complaints do not plead actual reliance on the alleged misrepresentations, Plaintiffs' claims must fail.

B. Plaintiffs are limited to seeking relief under ERISA § 502(a)(3)for their misrepresentation claims.

Section 502(a)(2) of ERISA, 29 U.S.C. § 1132(a)(2), provides an express cause of action for a claim by a plan participant to seek the remedies for breach of fiduciary duty that are authorized by § 409 of ERISA, 29 U.S.C. § 1109. Section 409(a), in turn, provides that a breaching fiduciary "shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of the assets of the plan by the fiduciary." In *Massachusetts Mut. Life Ins. Co. v. Russell*, 473 U.S. 134 (1985), the Supreme Court held that the relief available under §§ 502(a)(2) and 409(a) is relief for the plan as a whole, not relief for individual participants. As this Court said, citing *Russell*, in *Estate of Mattern v. Honeywell Int'l, Inc.*, 241 F. Supp. 2d 540, 543 (D. Md. 2003), "[t]he Supreme Court . . . has made it abundantly clear that suits for breach of fiduciary duty under § 502(a)(2) cannot be for individualized relief but must be for relief that inures to the plan itself."

This Court has also refused to certify a class on a claim of misrepresentation in breach of fiduciary duty on the basis of plaintiff's required showing of detrimental reliance on the alleged misrepresentation. *Tootle*, 222 F.R.D. at 94. Concluding that this element would require

"individualized proof" and "necessarily will require individualized inquiries" into the reliance on the part of each Plaintiff, the Court denied the motion to certify a class on such a claim.

Tootle plainly demonstrates why Plaintiffs' misrepresentation claims cannot proceed under § 502(a)(2). While Plaintiffs will no doubt argue that the recovery they seek on these claims would be paid to the plans, that argument tells only part of the story.[39] Even if Plaintiffs could succeed in proving a breach of duty based on fiduciary misrepresentations, only those Plaintiffs who could show individual detrimental reliance could actually obtain a recovery. This would mean that two participants whose plan accounts were identically invested could, even assuming identical proof of misrepresentation, have completely different outcomes from such a showing, if one could show detrimental reliance and the other could not.

Thus, in a real sense, the relief sought by Plaintiffs on these claims would necessarily inure only to the benefit of the individual Plaintiffs and not to the benefit of the plans. This is not the type of relief authorized under § 502(a)(2). *See Milofsky, supra* at p. 10. Rather, to the extent this claim has a basis at all, it appears analogous to the claim recognized in *Varity Corp. v. Howe*, 516 U.S. 489 (1996), in which the Supreme Court held that a participant could seek individual relief for a breach of fiduciary duty under 502(a)(3) of ERISA, 29 U.S.C. § 1132(a)(3). Indeed, *Varity* and other cases, such as *Griggs v E.I. DuPont de Nemours & Co.*, 237 F.3d 371, 385 n.7 (4th Cir. 2001), have held that the *only* ERISA avenue to pursue claims for individualized relief is § 502(a)(3), which provides very narrow relief, as discussed below. Therefore, Plaintiffs cannot maintain a claim for misrepresentation-based fiduciary breaches under ERISA § 502(a)(2), so that relief, if any, would have to be awarded under § 502(a)(3),

[39] In *In re Honeywell ERISA Litig.*, Civ. No. 03-1214 (DRD), 2004 WL 3245931 (D.N.J. June. 14, 2004), the court did hold that similar claims could be brought under § 502(a)(2), although it also held that Plaintiffs would have to make individual showings of detrimental reliance.

discussed *infra*. *See, e.g., In re Unisys Sav. Plan Litig.*, No. 91-3067, 1997 WL 732473, at *29 (E.D. Pa. Nov. 24, 1997) (emphasis added) (stating that "[t]o the extent that these Plaintiffs are suing for Unisys' alleged misrepresentations and/or nondisclosures, these claims are *individual claims* available *only* under ERISA Section 502(a)*(3)*, 29 U.S.C. § 1132(a)(3)," and not available under § 502(a)(2)), *aff'd*, 173 F.3d 145, 159 (3d Cir. 1999).

C. Plaintiffs' claims must be dismissed because they do not seek equitable relief.

Although Plaintiffs have asserted a claim under § 502(a)(3), success under that claim, according to the text of § 502(a)(3) itself, could result only in an "injunction or other appropriate equitable relief." Under the Supreme Court's decisions in *Mertens* and *Great-West*, the monetary relief sought by Plaintiffs in these cases is not equitable relief.

In *Rego v. Westvaco Corp.* 319 F.3d 140 (4th Cir. 2003), the court of appeals surveyed this precedent in a case involving a claim for misrepresentations in breach of fiduciary duty under ERISA. The *Rego* court began its analysis by discussing *Mertens v. Hewitt Assocs.*, 508 U.S. 248 (1993),in which the Supreme Court had expressly held that the recovery of losses to a plan that resulted from a fiduciary breach is a classic form of legal relief that cannot be awarded as equitable relief under § 502(a)(3). Applying *Mertens'* holding that recovery of losses was not equitable relief, the Fourth Circuit affirmed dismissal of Plaintiff's claim under § 502(a)(3) to the extent it sought such relief. Similarly, here the prayers for relief in Plaintiffs' complaints all seek "[a]ctual damages in the amount of any losses the Plan suffered," a remedy that is simply unavailable under § 502(a)(3).

Plaintiffs' prayers for relief also seek the imposition of a constructive trust on any amount by which any defendant was unjustly enriched and end with a generic prayer for equitable

restitution and other appropriate equitable monetary relief. The courts have, however, consistently looked beyond the veneer of this type of equitable language used in a complaint to determine the substance of the relief actually being sought. In *Rego*, the Plaintiff made a similar argument that his claim for equitable restitution or constructive trust was a claim for equitable relief. The *Rego* court, however, noted that the Supreme Court's decision in *Great-West Life & Annuity Ins. Co. v. Knudson,* 534 U.S. 204 (2002), had given a limited reading to these remedies. After *Great-West*, the *Rego* court noted, a claim for equitable restitution must seek to regain specific money or property that belongs in good conscience to a Plaintiff and can clearly be traced to the defendant's possession. 319 F.3d at 145. Similarly, in *Estate of Mattern*, this Court discussed the *Great-West* teaching and held that a "rather vague assertion that defendants had been unjustly enriched" was not sufficient to sustain a claim for equitable relief under § 502(a)(3) where the Plaintiffs "failed to identify funds or property in defendant's possession that rightfully belong to Plaintiffs." 241 F. Supp. 2d at 544.

These principles apply directly to Plaintiffs' claims for equitable remedies in these cases. What Plaintiffs are apparently claiming is that defendants profited by having investments made in mutual funds and company stock that would not have been made if the alleged market-timing had been fully disclosed. This, however, is not a claim for equitable restitution. Plaintiffs have not even attempted to allege that there is some traceable property that is held by defendants but rightfully belongs to Plaintiffs and that could be the subject of equitable restitution or a constructive trust. Rather, these are garden-variety legal claims that cannot be maintained under § 502(a)(3) and should be dismissed.

VII. Plaintiffs' Duty To Monitor Claims Should Be Dismissed.

Plaintiffs also fail to state a fiduciary duty claim against Defendants for allegedly failing to monitor retirement committees, plans or other fiduciaries and failing to provide Plaintiffs with accurate information in violation of ERISA § 404, 29 U.S.C. § 1104.[40] Even if Plaintiffs had adequately alleged that Defendants were fiduciaries under ERISA (which Plaintiffs have not, *see supra* at pp. 14-22), these claims still would fail because mere status as an ERISA fiduciary does not itself trigger a duty to monitor other ERISA fiduciaries. *See generally* 29 U.S.C. § 1104. To the contrary, fiduciary duties under ERISA are specific and "limited." *In re Williams Cos. ERISA Litig.*, 271 F. Supp. 2d 1328, 1338-39 (N.D. Okla. 2003) (rejecting claim that Board failed to monitor Benefits Committee where alleged duties exceeded Board's designated duties under ERISA plan). In the Fourth Circuit the "courts have properly taken a *restrictive view* of the scope of this duty and its attendant potential for liability." *Coyne & Delany Co. v. Selman*, 98 F.3d 1457, 1466 n.10 (4th Cir. 1996) (emphasis added).

Plaintiffs cannot expand "limited" and "restrictive" fiduciary duties under ERISA with blithe and incorrect legal conclusions that those duties also "included the responsibility to monitor other fiduciaries" or "the Plan." *Compare* MFS Comp. ¶ 60 *with Mylan Labs., Inc. v. Matkani*, 7 F.3d 1130, 1134 (4th Cir. 1993) (plaintiff cannot defeat motion to dismiss with "conclusion of law"). Courts reject conclusory "duty to monitor" claims for this reason. *See, e.g., In re Dynegy, Inc. ERISA Litig.*, 309 F. Supp. 2d 861, 903-904 (S.D. Tex. 2004) (rejecting ERISA duty to monitor claim); *In re McKesson HBOC, Inc. ERISA Litig.*, No. C00-20030RMW, 2002 WL 31431588, at *15-16 (N.D. Cal. Sep. 30, 2002) (dismissing "wholly conclusory"

[40] *See, e.g.,* Amvescap Comp. ¶¶ 72-82; Bank One Comp. ¶¶ 88-93; MFS Comp. ¶¶ 58-68; Strong Comp. ¶¶ 81-86; Marsh Comp. ¶¶ 80-83; Putnam Comp. ¶ 84.

allegations that defendant board of directors breached fiduciary duties under ERISA "by failing to monitor the performance of the Administrative/Investment Committee . . . [and by] failing to communicate truthful information to the Administrative/Investment Committee"); *Hull v. Policy Mgmt. Sys. Corp.*, No. 3:00-778-17, 2001 WL 1836286, at * (D.S.C. Feb. 9, 2001) (rejecting ERISA duty to monitor claim).

Here, Plaintiffs' boilerplate pleadings are particularly deficient because, as a matter of law, Defendants only owe a duty to monitor fiduciaries to the extent they hold the power to appoint and remove those fiduciaries. *See, e.g., In re AEP ERISA Litig.*, 327 F. Supp. 2d 812, 832 (S.D. Ohio 2004) ("There can be no doubt that the ERISA statutory scheme imposes a duty to monitor upon fiduciaries *when they appoint other persons to make decisions about the plan.*") (emphasis added).[41] Thus, to the extent that Plaintiffs do not allege that Defendants had the power to appoint or remove the plan fiduciaries they allegedly failed to monitor, the duty to monitor claims must be dismissed. Plaintiffs' failure to plead the existence of the "duty to monitor" they have sued Defendants for breaching is fatal to their claims, which therefore must be dismissed. *See, e.g., id. Cf. In re ADC Telecommunications, Inc., ERISA Litig.*, No. Master File, 03-2989 ADM/FLN, 2004 WL 1683144, at *5 (D. Minn. July 26, 2004)) (denying motion to dismiss where, unlike here, complaint did allege that "the Plan gave the Director Defendants the power to appoint and remove members of the Retirement Committee *and therefore established the concomitant duty to monitor the appointees* . . . .") (emphasis added).

Plaintiffs come no closer to stating a claim with allegations that Defendants failed to

[41] Regulations promulgated under ERISA are equally clear that only the *"appointing fiduciary"*—and not all fiduciaries—assume a duty to monitor. *See* 29 C.F.R. § 2509.75-8 ("At reasonable intervals the performance of trustees and other fiduciaries should be reviewed *by the appointing fiduciary* in such manner as may be reasonably expected to ensure that their performance has been in compliance with the terms of the plan and statutory standards, and satisfies the needs of the plan.") (emphasis added).

provide "accurate" information. For starters, Plaintiffs' failure to plead the existence of the duty to monitor necessarily forecloses any theory that Defendants are liable for not providing whatever "accurate" information Plaintiffs contend should have been disclosed "in connection with" those never-alleged "monitoring and oversight duties."[42] Moreover, even if Plaintiffs had alleged Defendants' duty to monitor, such a duty would not require Defendants to supply information or take any particular action with respect to the plans other than appoint, retain, and remove plan fiduciaries. *See Independent Ass'n of Publishers Employees, Inc. v. Dow Jones & Co.*, Inc., 671 F. Supp. 1365, 1367 (S.D.N.Y. 1987) ("[t]he only power that Dow Jones retains with respect to managing, or administering the Plan is the authority to appoint, retain and remove members of the Advisory Committee . . . Therefore, Dow Jones' fiduciary obligations can only extend to those acts."); *Hull*, 2001 WL 1836286, at *7 ("The Plan itself imposes no duties whatsoever on [the defendant] except to the extent he, as a member of the Board, may participate in the appointment or removal of Committee Members."); 29 U.S.C. § 1105(c)(2).[43]

VIII. Plaintiffs Fail To Allege That Defendants Are Liable As Co-Fiduciaries.

Plaintiffs assert claims for breach of fiduciary duty against nearly all Defendants on the theory of "co-fiduciary" liability.[44] Pursuant to ERISA § 405(a), a fiduciary can be held liable as

[42] *See, e.g.,* Amvescap Comp. ¶ 78; MFS Comp. ¶¶ 61-64.

[43] Indeed, Plaintiffs' attempt to expand a duty to monitor into a duty to provide information is flatly inconsistent with § 405(c)(2) of ERISA 29 U.S.C. § 1105, which expressly authorizes an ERISA fiduciary to delegate its Plan responsibilities to another person (to the extent the Plan allows), and thereby retain only the residual responsibility for monitoring the performance of those delegatees (*i.e.*, the Retirement Committee). And with respect to those complaints brought on behalf of participants in ERISA plans of public companies, Plaintiffs certainly have no basis to claim that Defendants were obligated to provide a Retirement Committee with otherwise non-public information about the issuer, as ERISA does not require Defendants to violate other legal duties (or the federal securities laws). *See, e.g., Dirks v. SEC*, 463 U.S. 646, 654 n.10 (1983) (noting the duty officers and directors have to the corporation not to mismanage "corporate assets, of which confidential information is one").

[44] Some of the ERISA Complaints allege co-fiduciary liability as a separate count. *See, e.g.,* Alliance Comp. ¶¶ 90-92; Bank One Comp. ¶ 95; Putnam Comp. ¶¶ 90-91. Others refer vaguely to Defendant's co-fiduciary liability without detailing the basis for such a claim. *See, e.g.* Amvescap Comp. ¶¶ 60, 68, 69; Bank of America Comp. ¶¶ 69, 75, 76; Strong Comp. ¶¶ 87-89; Marsh Comp. ¶ 94.

a "co-fiduciary" only if he: (1) "participates knowingly in, or knowingly undertakes to conceal" another's fiduciary breach, "knowing such act or omission is a breach" of fiduciary duty; (2) enables another to commit a fiduciary breach by breaching his or her own fiduciary duties under ERISA; or (3) knows of another's fiduciary breach and fails to make "reasonable efforts under the circumstances to remedy the breach." 29 U.S.C. § 1105(a). Plaintiffs' claims of co-fiduciary liability must be dismissed because they do not contain factual allegations that support any claim under *any of* §§ 405(a)(1), (2) or (3).

As a threshold matter, to be found liable as a "co-fiduciary" each Defendant must have been an ERISA fiduciary. *See Lalonde* v. *Textron, Inc.*, 270 F. Supp. 2d 272, 285 (D. R.I. 2003) ("liability under § 405 is wholly dependent upon the fiduciary status of the defendants"), *aff'd in part and vacated in part on other grounds*, 369 F.3d 1 (1st Cir. 2004); *Ross* v. *Rail Car Am. Grp. Disability Inc. Plan*, 285 F.3d 735, 740 n.6 (8th Cir. 2002) (defendant not liable as co-fiduciary when other defendant was not acting in fiduciary capacity). The Complaints, however, do not plead facts demonstrating that Defendants were fiduciaries under ERISA. *See supra* at pp. 14-22. Instead, they cursorily recite the elements of the ERISA statute, omit any facts specific to the Defendants they have sued that would show that Defendants were ERISA fiduciaries, and contend that only Defendants are in possession of information that might establish their liability.[45] Plaintiffs' pleading on this score—which is devoid of any facts concerning Defendants—is not sufficient to allege that any Defendant was an ERISA fiduciary.[46]

---

[45] *E.g.*, Bank One Comp. ¶ 96 ("Information not present in this Complaint about the acts and omissions of the Defendant-fiduciaries that give rise to co-fiduciary liability under this Count is exclusively within the possession and/or knowledge of the Defendants-fiduciaries, and will be determined and developed during the discovery phase of this litigation."); Putnam Comp. ¶ 91.

[46] Even if Plaintiffs had pled facts demonstrating that Defendants are ERISA fiduciaries, 29 U.S.C. § 1101(a)(2) provides that a co-fiduciary is liable only to the extent of the "administration of his specific responsibilities which give rise to his status as a fiduciary." *See Richman* v. *Aetna Life Ins. Co., Inc.*, No. 92-1149, 1992 WL 208562, at *4

Second, to sustain a claim against an ERISA fiduciary for co-fiduciary liability, Plaintiffs must allege facts showing a breach of duty by some other ERISA fiduciary. *See Maniace* v. *Commerce Bank of Kansas City, N.A.*, 40 F.3d 264, 268 (8th Cir. 1994), *cert. denied*, 514 U.S. 1111 (1995) (plaintiff must establish primary breach of fiduciary duty to maintain a claim under § 405). Plaintiffs do not satisfy this requirement for co-fiduciary liability because, as demonstrated above and in supplemental memoranda specific to each plan, Plaintiffs have not properly alleged any breach of fiduciary duty by any Defendant.

Third, even if Plaintiffs had pled underlying breaches of fiduciary duty—and they have not—there can be no co-fiduciary liability under either ERISA § 405(a)(1) or (3) unless the co-fiduciary had *actual knowledge* of the alleged breach. *Lee v. Burkhart*, 991 F.2d 1004, 1001 (2d Cir. 1993) (holding that co-fiduciary must have known of principal breach to be liable itself for breach). In addition, under § 405(a)(1), Plaintiff must allege that the co-fiduciary participated in, or undertook to conceal, such breach. *See Maniace,* 40 F.3d at 268 (in addition to underlying breach, plaintiff must show that co-fiduciary "either participated in said breaches or knew of the breaches and did nothing to remedy them"); *Richman v. Aetna Life Ins. Co., Inc.*, No. 92-1149, 1992 WL 208562, at *4 (4th Cir. Aug. 31, 1992) (dismissing claim for co-fiduciary liability where there was no evidence of "direct knowledge of the impropriety" by one defendant of the other defendant's alleged breach); *Davidson* v. *Cook*, 567 F. Supp. 225, 237 (E.D. Va. 1983) ("The plaintiff has not established that the [defendants] ever knew a co-fiduciary had committed a breach of fiduciary duties. . . . Absent such established knowledge, the defendants cannot be liable."). Plaintiffs have not satisfied this requirement either, as the ERISA Complaints do not

(4th Cir. Aug. 31, 1992) (Aetna could not be held liable under co-fiduciary theory where it had no duty to make any notifications regarding COBRA).

contain any factual allegations demonstrating that Defendants had *knowledge of* or *participated in* any fiduciary breach.

Finally, to sustain a claim under ERISA § 405(a)(2), Plaintiffs must plead two breaches of fiduciary duty—one by each "co-fiduciary"—and that the primary breach enabled the secondary breach. 29 U.S.C. § 1105(a)(2). A fiduciary may only be liable under this section if his breach of fiduciary duties somehow enabled another fiduciary to breach his respective duties. As described above, Plaintiffs have failed to allege that Defendants were acting as fiduciaries regarding the matter in dispute; or that they breached any duties; or that they "enabled" a co-fiduciary to perpetrate a breach. *See, e.g.*, *In re Sears, Roebuck & Co. ERISA Litig.*, No. 02 C 8324, 2004 WL 407007, at *8 (N.D. Ill. Mar. 3, 2004) (dismissing claims based on co-fiduciary liability where the complaint failed to "explain[ ] how a particular Defendant enabled another fiduciary to commit a breach . . .").

For all of these reasons, Plaintiffs' claims for "co-fiduciary liability" under ERISA § 405 are defective and must be dismissed.

CONCLUSION

For all the reasons stated herein, and in the supplemental memoranda to be submitted, the ERISA Defendants respectfully request that the Complaints be dismissed with prejudice and without leave to replead.

Respectfully submitted this 24th day of March, 2005.

CLIFFORD CHANCE US LLP

By: /s/ Mark Holland
Mark A. Kirsch
Mark Holland
Wesley Powell
Mary K. Dulka

Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Attorneys for Defendants Alliance Capital Management Corporation, Alliance Capital Management Holding L.P., and Alliance Capital Management L.P

DEBEVOISE & PLIMPTON, LLP

/s/

Debbie Todres
Maeve O'Connor
Maura Monaghan
Robert N. Shwartz
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AVZ, Inc., Amvescap Retirement, Inc., Amvescap National Trust Company, Invesco Funds Group, Inc., Amvescap PLC

/s/
Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
Kasowitz, Benson, Torres & Friedman LLP
1633 Broadway
New York, New York 10019
(212) 506-1700

Attorneys for Defendant Raymond R. Cunningham

/s/
Mark A. Perry
Paul Blankenstein
Dustin K. Palmer
GIBSON, DUNN & CRUTCHER LLP

2314551.01
LIB: CHARLOTTE

1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539

Counsel for Janus Capital Group Inc. and the Plan Advisory Committee

Robert C. Myers
DEWEY BALLANTINE LLP
1301 Avenue of the Americas
New York, New York 10019

Attorney for the Board of Directors of Janus Capital Group Inc.

Daryl P. Rains
MORRISON & FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304

Attorney for Charles Schwab Trust Company.

/s Stephen L. Knowles
Stephen L. Knowles
Gonzalez, Saggio & Harlan, L.L.P.
225 East Michigan, Fourth Floor
Milwaukee, Wisconsin 53202
Telephone: 414-277-8500
Facsimile: 414-277-8521
E-mail: steve_knowles@gshllp.com

Attorneys for Defendant Strong Capital Management, Inc.

/s/
James C. Rehnquist, Esq.
Abigail K. Hemani, Esq.
Goodwin Proctor LLP
Exchange Place
53 State Street
Boston, MA 02109
Telephone: (617) 570-1000
Facsimile: (617) 523-1231

Attorneys for Jeffrey L. Shames

/s/

Kiran H. Mehta
Sara W. Higgins
KENNEDY COVINGTON LOBDELL & HICKMAN, LLP
214 N. Tryon Street, 47th Floor
Charlotte, NC 28202
Phone: (704) 331-7400
Fax: (704) 353-3210
E-mail: shiggins@kennedycovington.com

Attorneys for Bank of America Corporation, Bank of America Corporation Corporate Benefits Committee, Kenneth D. Lewis, O. Temple Sloan, Jr., Paul Fulton, Meredith R. Spangler, Virgil Williams and Kathy Dugan

/s/ David Dinielli

Brad Brian
David Dinielli
Kate Anderson
Özge Guzelsu
MUNGER, TOLLES & OLSON LLP
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Telephone: 213-683-9100
Fax: 213-687-3702

Attorneys for AXA Financial, Inc.

/s/

Robert N. Eccles
Gary S. Tell
O'MELVENY & MYERS LLP
1625 Eye Street, NW
Washington, D.C. 20006-4001
(202) 383-5300

Matthew P. Eastus
O'MELVENY & MYERS LLP
400 South Hope Street
Los Angeles, CA 90071-2899
(213) 430-6000

Counsel for Defendants Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments Trust, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, Sandra Wright, William L. Rosoff,
Francis N. Bonsignore

/s/

PAUL, WEISS, RIFKIND, WHARTON GARRISON LLP
Daniel J. Kramer
Liza M. Velazquez
Andrea J. Prasow
1285 Avenue of the Americas
New York, NY 10019-6064
Phone: (212) 373-3000
Fax: (212) 757-3990

Attorneys for Bank One Corporation, Bank One Trust Company, N.A., James Dimon and Donald A. Hoy

/s/

William H. Paine, Esq.
Jonathan A. Shapiro, Esq.
Edward E. Hale, Jr., Esq.
Wilmer Cutler Pickering
Hale and Dorr LLP
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000

Attorneys for Massachusetts Financial Services Company, Massachusetts Financial Services Corporation Retirement Committee, Joseph W. Dello Russo, and Eric Burns

2314551.01
LIB: CHARLOTTE

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To:	MDL No. 1586 Case No. 04-MD-015864
Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824	(Hon. J. Frederick Motz)

MIRIAM CALDERON, Individually and On Behalf of All Others Similarly Situated, Plaintiff, v. Amvescap PLC, et al., Defendants.	Case No. 1:04-CV-00824

SUPPLEMENTAL MEMORANDUM OF AMVESCAP DEFENDANTS IN SUPPORT OF MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

Table of Contents

Page

Introduction 1

Plaintiff's Lawsuit and Allegations 1

Argument 3

I. Plaintiff Lacks Standing To Bring Claims Concerning A Plan In Which She Is Not A Participant 3

II. Plaintiff Has Not Satisfied The Applicable Pleading Requirements 4

III. Plaintiff Fails To Allege That Defendants Are Plan Fiduciaries 6

A. ARI 7

B. Invesco 7

C. Amvescap 8

D. Cunningham 10

IV. The Complaint Does Not Plead Facts To Support The Conclusion That Plan Fiduciaries Breached Their Duties To Plan Participants 11

A. Plaintiff Does Not Allege Facts To Support Her Claim That ANTC Breached Its Fiduciary Duty To The Plan 11

B. It Is Impossible to Glean From the Complaint What AVZ Did, Or Failed To Do, Allegedly In Breach Of Its Fiduciary Duties 14

V. Plaintiff's Prohibited Transactions Claim (Count IV) Should Be Dismissed 15

VI. Plaintiff's Claim That Defendants Failed To Prudently Manage Plan Assets (Count I) Should Be Dismissed 15

VII. Plaintiff's Misrepresentation Claim (Count III) Should Be Dismissed 16

VIII. Plaintiff's Claim That Defendants Failed To Monitor AVZ (Count II) Should Be Dismissed 19

IX. Plaintiff's Claims For Co-Fiduciary Liability Must Be Dismissed 19

Conclusion 20

Table of Authorities

Page

FEDERAL CASES

In re AEP ERISA Litig.,
327 F. Supp.2d 812 (S.D. Ohio 2004) 19

Arevalo v. Harris Herman,
No. 3:01 CV 512, 2002 U.S. Dist. LEXIS 7076 (E.D. Va. Apr. 12, 2002) 11

Chicago District Council of Carpenters Welfare Fund v. Angulo,
169 F. Supp.2d 880 (N.D. Ill. 2001) .....17 n. 14

Clark v. Bd. of Trustees S.S. Trade Ass'n, Int'l Longshoremen's Ass'n Benefit Trust Fund,
896 F.2d 1366 (Table), No. 89-1431, 1990 WL 15617 (4th Cir. Feb. 14, 1990) 7

Confer v. Custom Engineering Co.,
952 F.2d 34 (3d Cir. 1991) 10

Crowley v. Corning, Inc.,
234 F. Supp.2d 222 (W.D.N.Y. 2002) 9

In re Duke Energy ERISA Litig.,
281 F. Supp.2d 786 (W.D.N.C. 2003) 16

Elmore v. Cone Mills Corp.,
23 F.3d 855 (4th Cir. 1994) 8, 17

Estate of Mattern v. Honeywell Int'l, Inc.,
241 F. Supp.2d 540 (D. Md. 2003) .....19 n. 15

Faircloth v. Lundy Packing Co.,
91 F.3d 648 (4th Cir. 1996) 17-18

Gelardi v. Pertec Computer Corp.,
761 F.2d 1323 (9th Cir. 1985) 9

Gerzog v. London Fog Corp.,
907 F. Supp. 590 (E.D.N.Y. 1995) 10

Grindstaff v. Green,
133 F.3d 416 (6th Cir. 1998) 12

21917401v1

Table of Authorities
(continued)

Page

Herman v. NationsBank Trust Co.,
126 F.3d 1354 (11th Cir. 1997)....12

Hull v. Policy Mgmt. Sys. Corp.,
No. Civ. A. 3:00-778-17, 2001 WL 1836286 (D.S.C. Feb. 9, 2001)) 8

Kuper v. Iovenko,
66 F.3d 1447 (6th Cir. 1995)....16

Lalonde v. Textron, Inc.,
270 F. Supp.2d 272 (D.R.I. 2003)....19

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992) ....4. n. 6

In re McKesson HBOC, Inc. ERISA Litig.,
No. C00-20030 RMW, 2002 WL 31431588 (N.D. Cal. Sept. 30, 2002) 15

Moench v. Robertson,
62 F.3d 553 (3d Cir. 1995)....16

In re Providian Fin. Corp.,
No. C 01-05027 CRB, 2002 WL 31785044 (N.D. Cal. Nov. 14, 2002).... 14-15

Rego v. Westvaco Corp.,
319 F.3d 140 (4th Cir. 2003)....18 n. 15

Ross v. Rail Car Am. Grp. Disability Income Plan,
285 F.3d 735 (8th Cir. 2002).... 19-20

Sears v. Likens,
912 F.2d 889 (7th Cir. 1990)....14

Springate v. Weighmasters Murphy, Inc. Money Purchase Plan,
217 F. Supp.2d 1007 (C.D. Cal. 2002)....13

Tootle v. ARINC, Inc.,
222 F.R.D. 88 (D. Md. 2004) 18

In re Tyco,
No. MDL 02-1335-PB, 02-1357-PB, 02, 2004 WL 2903889 (D.N.H. Dec. 2, 2004) 11

Page

Varity Corp. v. Howe,
516 U.S. 489 (1996) 8, 18

Velasco v. Gov't of Indonesia,
370 F.3d 392 (4th Cir. 2004) 3 n.5

In re WorldCom,
354 F. Supp.2d 423 (S.D.N.Y. 2005) 13

DOCKETED CASES

Miriam Calderon v. Amvescap PLC, et al.,
Civil Action No. 1:04-CV-00824 1

MISCELLANEOUS

U.S. DoL Field Assistance Bulletin 2004-03, issued December 17, 2004 13-14

The Amvescap Defendants[1] respectfully submit this supplemental memorandum in support of the ERISA Defendants' consolidated motion pursuant to Rules 8(a), 9(b), 12(b)(1) and 12(b)(6) of the Federal Rules of Civil Procedure to dismiss the Amended Class Complaints for Violations of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and specifically, to dismiss the complaint filed by putative plaintiff Miriam Calderon (the "Calderon Complaint"), originally filed December 23, 2003, and amended September 28, 2004.

INTRODUCTION

The Amvescap Defendants adopt and incorporate by reference the Omnibus Memorandum of Law in Support of the ERISA Defendants' Motion to Dismiss the ERISA Class Complaints ("Omnibus Mem."), dated March 25, 2005. The Amvescap Defendants respectfully submit this Supplemental Memorandum to provide additional support for dismissal of the Calderon Complaint.

Plaintiff's Lawsuit and Allegations

According to the Calderon Complaint, plaintiff Miriam Calderon ("Plaintiff") seeks to prosecute an ERISA lawsuit based on the same nucleus of facts that the securities plaintiffs alleged in their Securities Complaint, and Plaintiff adopts and

1 This Supplemental Memorandum is filed on behalf of AVZ Inc. ("AVZ"), Amvescap Retirement, Inc. ("ARI"), Amvescap National Trust Company ("ANTC"), Invesco Funds Group, Inc. ("Invesco"), Amvescap PLC ("Amvescap") and Raymond R. Cunningham ("Cunningham") (collectively, the "Amvescap Defendants"). By Stipulation dated March 9, 2005, Plaintiff dismissed without prejudice Robert F. McCullough, Gordon Nebeker and Jeffrey G. Callahan, and this Memorandum therefore does not address claims against them. A copy of the Stipulation is attached as Exhibit A to the Declaration of Debbie Todres, dated March 25, 2005 (the "Todres Declaration"). All references hereafter to Exhibits are exhibits to the Todres Declaration.

incorporates the factual allegations from that complaint into her own.[2] Plaintiff claims that the Amvescap 401(k) Plan (the "Plan") suffered losses due to market timing and late trading as alleged by the securities plaintiffs.[3] She seeks to hold the Amvescap Defendants liable under ERISA because she claims that to "differing extents" (Compl. ¶ 63), they each allowed the Plan to invest in Invesco mutual funds and Amvescap stock, both of which were allegedly imprudent investments given the alleged market timing.

The Calderon Complaint is fatally flawed as it fails to meet at least three of the fundamental requisites of any ERISA cause of action. *First*, Plaintiff left her employment in early 2002 and rolled over her entire 401(k) account into an IRA more than six months before she filed her Complaint. As a *former participant*, she has no standing under ERISA to bring this lawsuit. *Second*, seven of the nine named Defendants were not fiduciaries of the Plan and cannot therefore be held liable for breach. *Third*, the 31-page Complaint does not contain any factual allegations concerning what the two fiduciary-Defendants did to breach their duties to Plan participants and beneficiaries. Liberal quotes from the statute are not a substitute for well-pleaded allegations. Nor are the incorporated facts from the Securities Complaint, which does not even mention these

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2 A Consolidated and Amended Securities Class Action Complaint (the "Securities Complaint") was filed in this Court against certain Amvescap defendants on September 30, 2004, alleging securities violations. By consolidated motion, Amvescap together with other fund defendants moved to dismiss the securities class complaints on March 4, 2005. The Amvescap defendants named in the Securities Complaint filed a supporting supplemental memorandum on March 9, 2005.

3 The Plan is an "eligible individual account plan" within the meaning of § 407(d)(3) of ERISA, 29 U.S.C. § 1107(d)(3). Plan participants had the option to invest in Invesco and AIM mutual funds, and Amvescap stock. Copies of the Plan documents and Trust Agreement are attached as Exhibits B and C respectively to the Todres Declaration.

two defendants. For these reasons, as set forth more fully below and in the Omnibus Memorandum, the Calderon Complaint should be dismissed in its entirety.

ARGUMENT[4]

I.
PLAINTIFF LACKS STANDING TO BRING CLAIMS CONCERNING A PLAN IN WHICH SHE IS NOT A PARTICIPANT

As set out in Section I of the Omnibus Memorandum, ERISA determines who can bring suit to enforce its provisions: specifically, only a "participant, beneficiary or fiduciary" may sue to enforce the two ERISA provisions under which Plaintiff brings this action, ERISA §§ 502(a)(2) and 502(a)(3), 29 U.S.C. §§ 1132(a)(2)-1132(a)(3). The Calderon Complaint concedes that Plaintiff was a former employee and a former Plan participant. Compl. ¶ 9 ("Plaintiff Calderon *was* an Amvescap employee, a participant in the Plan . . . . and *held* Company shares and Invesco Funds . . . . .") (emphasis added). Indeed, Plaintiff's Statement of Account (Exhibit D) confirms that Plaintiff left her employment in April, 2002, and shortly thereafter cashed out of the Plan, receiving a full distribution of all benefits due her. This document reveals that Plaintiff rolled over $6,152.57 from her Plan account into an IRA on May 22, 2002. The remaining $11.97 in her account was rolled over on June 26, 2003.[5] Thus, when Plaintiff filed her original

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4 To assist the Court in resolving this motion, unless otherwise indicated, the sections in this Supplemental Memorandum track the sections in the Omnibus Memorandum.

5 This information may properly be considered by the Court on a 12(b)(1) motion without converting the motion to one for summary judgment. *See Velasco v. Gov't of Indonesia*, 370 F.3d 392, 398 (4th Cir. 2004) (in deciding Rule 12(b)(1) motion, the court may "regard the pleadings as mere evidence on the issue and may consider evidence outside the pleadings," and it may do so "without converting the proceeding to one for summary judgment").

complaint on December 23, 2003, she already had been totally divested of any interest in the Plan for six months. Accordingly, Plaintiff does not have standing under ERISA and her suit should be dismissed on this basis alone.[6]

II.
Plaintiff Has Not Satisfied The Applicable Pleading Requirements

An ineligible Plaintiff is only one of the Calderon Complaint's many failings. It also fails to allege any facts to support a claim that the Amvescap Defendants are ERISA fiduciaries, or to spell out how the Defendants allegedly breached their duties. Instead, the Calderon Complaint is replete with vague assertions and repetitive legal conclusions which do not suffice to state a claim under the relevant provisions of ERISA. For example:

- The Calderon Complaint offers no facts regarding the threshold issue of establishing that each Amvescap Defendant is an ERISA fiduciary, and instead recites the statutory definition of a fiduciary as if a legal conclusion could substitute for well-pleaded facts. In fact, most of the Defendants are alleged to have played roles that are decidedly non-fiduciary in nature. It is axiomatic that a non-fiduciary cannot be held liable for breach of fiduciary duty.

[6] Plaintiff also lacks constitutional standing under Article III, because the principal relief she seeks, the money allegedly lost in her Plan account as a result of the alleged fiduciary breaches, would be paid to the Plan. *See* Omnibus Mem. § I.A. As a former participant who received all of the benefits to which she was entitled at the time of the distribution, any recovery by the Plan would not redress any alleged injury she suffered. Likewise, no injunction could redress her alleged injury, as she seeks a monetary recovery. Where a plaintiff lacks Article III standing, the Court is without subject matter jurisdiction. *See Lujan v. Defenders of Wildlife*, 504 U.S. 555, 559-62 (1992).

- The Calderon Complaint incorporates the factual allegations of the securities action against "Invesco and the individual defendants named herein." Compl. ¶ 40. But the Securities Complaint alleges violations of a different statutory scheme and does not even mention six of the nine Defendants named in the Calderon Complaint.
- The Complaint alleges that Defendants were fiduciaries "at all relevant times" (*id.* ¶¶ 62, 73, 84) and that "all" are liable for all alleged breaches of fiduciary duty (*id. passim*) without attempting to differentiate between Defendants.
- The Complaint states, "[a]s alleged above the defendants were all responsible, in different ways and to differing extents, for the selection, maintenance, and monitoring of the Plan's investment options, including the options of Company shares and the Invesco Funds." *Id.* ¶ 63. But there are no factual allegations "above" – or anywhere in the Complaint – identifying specific Defendants' alleged roles with respect to the Plan's investment options.
- The Calderon Complaint alleges "all defendants knew or should have known that Amvescap ordinary shares was (*sic*) inflated in value as a result of the Invesco's (*sic*) regular practice of allowing entities to time its mutual funds" (*id.* ¶ 43), but fails to specify how such information allegedly was available to or known by each of the Amvescap Defendants.
- The Calderon Complaint makes oblique references to "duties" without corresponding references to "breaches," and *vice versa*. For example, ¶ 67 states, "[t]he fiduciary duty of loyalty also entails a duty to avoid conflicts of interest and

to resolve them promptly when they occur," yet no Defendant is alleged to have had a conflict of interest. And ¶ 69 asserts that the "Defendants named in this Count were unjustly enriched" by the alleged breaches of fiduciary duty, but the Count does not explain how or which of the Defendants were unjustly enriched.

- The Complaint alleges that "the above-described statements, acts and omissions of the defendants constituted misrepresentations and omissions that were fundamentally deceptive concerning the prudence of investments." *Id.* ¶ 90. But there is no description anywhere in the Calderon Complaint (or the incorporated allegations of the Securities Complaint) of the time, place or content of these alleged misrepresentations, nor who made them, as is required to state a claim based on misrepresentation or failure to disclose.

III.
PLAINTIFF FAILS TO ALLEGE THAT DEFENDANTS ARE PLAN FIDUCIARIES

As set out in Section III of the Omnibus Memorandum, a plaintiff in an ERISA action must allege facts to show that each defendant was a fiduciary of the plan either by being identified as such in the plan documents, or by fulfilling the statutory definition of a fiduciary. Plaintiff does not (and cannot) allege that Plan documents name ARI, Invesco, Amvescap or Cunningham as Plan fiduciaries. As explained below, Plaintiff also fails to allege facts showing that any of these parties meets the statutory definition of an ERISA fiduciary, requiring dismissal of all claims against these four Defendants.

21917401v1

A. **ARI.**

The only factual statement about ARI in the Calderon Complaint is that it "provides record-keeping services for the Plan." Compl. ¶ 11. There is no question that record-keeping is not a fiduciary function. 29 C.F.R. § 2509.75-8, D-2 (maintenance of records and preparation of reports are purely ministerial functions that are non-fiduciary in character); *Clark v. Bd. of Trustees S.S. Trade Ass'n, Int'l Longshoremen's Ass'n Benefit Trust Fund*, 896 F.2d 1366 (Table), No. 89-1431, 1990 WL 15617, at *3 (4th Cir. Feb. 14, 1990) (employee field representative whose duties consisted of ministerial tasks that did not involve exercise of discretion over plan was not fiduciary); Omnibus Mem. § III.D. Plaintiff's recitation to the words of the statute that ARI nonetheless exercised "discretionary authority with respect to the management and administration of the Plan and/or management and disposition of the Plan's assets (Compl. ¶ 11) are not "well-pleaded facts."

B. **Invesco.**

The handful of factual allegations about Invesco are listed in ¶ 13 of the Calderon Complaint. According to that paragraph, Invesco was a plan fiduciary for any or all of three reasons: (*i*) Invesco was an investment advisor; (*ii*) Invesco was a participating employer; and (*iii*) Invesco undertook reporting duties.[7] None of these allegations demonstrates that Invesco possessed or exercised any discretionary control over the Plan

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[7] The allegation in ¶ 13 that Invesco "had the discretion to add or remove investment options" is contradicted by the Plan, which provides that the "Company" (that is, AVZ) chooses investments. *See* Exhibit B (Plan) at § 9.2.

or its assets sufficient to make it an ERISA fiduciary. *First*, a registered investment advisor that provides investment services to a mutual fund is not a fiduciary of a plan that invests in the fund solely by reason of providing such services. ERISA § 401(b)(1), 29 U.S.C. § 1101(b)(1); Omnibus Mem. § III.F. *Second*, employers do not become fiduciaries within the meaning of ERISA by way of participating in a pension plan. *Hull v. Policy Mgmt. Sys. Corp.*, No. Civ. A. 3:00-778-17, 2001 WL 1836286, at **4-5 (D.S.C. Feb. 9, 2001) (employers are not held to a fiduciary standard in relation to their general business decisions). *Third*, ERISA imposes no fiduciary reporting or informational duties on employers acting as plan sponsors.[8] *Varity Corp. v. Howe*, 516 U.S. 489, 505 (1996) (distinguishing employer speech with adverse collateral effect on plan and speech specifically directed toward plan); *Elmore v. Cone Mills Corp.*, 23 F.3d 855, 862-63 (4th Cir. 1994) (employer speech about ordinary business issues not plan related); Omnibus Mem. §§ III.A, VI.A.

C. Amvescap.

Plaintiff alleges that Amvescap – referred to in the Calderon Complaint as the "Company" (*see* Compl. ¶ 1) – is the "Plan Sponsor" (*id.* ¶¶ 16, 18, 22), "Plan Administrator" (*id.* ¶¶ 16, 17), and "a named fiduciary of the Plan" (*id.* ¶ 37 ("Upon information and belief, at least Amvescap is a named fiduciary of the Plan.")). She further alleges that Amvescap had "discretionary authority to appoint, monitor and

[8] The Complaint alleges that Invesco "[a]ccording to [Amvescap's] 2002 form 11-K . . . and, upon information and belief, undertook at the least, numerous fiduciary reporting and informational duties under the Plan vis-à-vis Plan participants." Compl. ¶ 13. Amvescap's Form 11-K says no such thing; neither do the Plan documents, which do not mention Invesco at all. *See* Exhibit E (2002 Form 11-K).

remove" officers and employees from their alleged individual fiduciary functions with respect to the Plan. *Id.* ¶ 15. The Plan documents belie these allegations.

According to the Plan, AVZ, *not* Amvescap, is the "Company", Plan Sponsor (Plan §1), Plan Administrator (Plan §§ 3.38, 8.1) and Named Fiduciary (Plan § 8.1).[9] Moreover, Plan documents expressly provide that only the Plan Administrator (AVZ) had the administrative power to appoint Plan fiduciaries. *See* Exhibit B (Plan) §§ 8.1, 8.2(d).

Having failed to allege any facts that would qualify Amvescap as a fiduciary, Plaintiff alleges that Amvescap is nonetheless liable for actions by its "officers and employees" who allegedly breached fiduciary duties they owed to the Plan under a theory of *respondeat superior*. Compl. ¶ 15. This allegation does not get Plaintiffs anywhere for two reasons. *First*, an employer or parent company cannot be liable for alleged breaches of fiduciary duty by its employees under an agency theory unless the employer is itself a fiduciary of the plan, which Amvescap is not. *Gelardi v. Pertec Computer Corp.*, 761 F.2d 1323, 1325 (9th Cir. 1985) (non-fiduciary employer who sponsored ERISA plan not liable for breaches of fiduciary duty by employees who served on plan administration committee); *Crowley v. Corning, Inc.*, 234 F. Supp.2d 222, 228 (W.D.N.Y. 2002) (dismissing *respondeat superior* claim where complaint "contains no factual allegations which support a claim that [the employer] had *de facto* control over"

---

9 Contrary to Complaint ¶ 22, Amvescap's 2002 Form 11-K does *not* state Amvescap sponsored the Plan: It confirms that AVZ is the Plan Sponsor and Plan Administrator. Exhibit E (2002 Form 11-K) at p. 5. Complaint ¶ 10 also identifies AVZ as Plan Sponsor and Plan Administrator. At best, Plaintiff's identification of two Plan Sponsors and Administrators was an oversight. At worst, it was an unsuccessful attempt to plead Amvescap's fiduciary status.

the named fiduciaries); Omnibus Mem. § III.B. *Second*, there are no allegations that any Amvescap employee was a fiduciary of the Plan.[10] Any undefined Plan-related functions performed by unidentified Amvescap employees cannot convert Amvescap into a fiduciary under ERISA.

To the extent the Complaint can be read as asserting liability against Amvescap on the ground that it is the parent company of the named fiduciary, AVZ, this claim also fails because ERISA liability depends on an entity being a fiduciary in its own right. *Gerzog v. London Fog Corp.*, 907 F. Supp. 590, 602 (E.D.N.Y. 1995) (employee failed to state claim against parent company where there were no allegations that parent corporation exercised any discretion or control over the plan).

D. Cunningham.

The Complaint claims Mr. Cunningham was a Plan fiduciary by virtue of his having performed three different corporate functions on behalf of Invesco, a non-fiduciary employer: he was both an officer and a director of Invesco; he signed registration statements filed by Invesco; and he communicated with Invesco employees. Compl. ¶ 19. None of these corporate functions, however, can give rise to fiduciary status. *See Confer v. Custom Engineering Co.*, 952 F.2d 34, 37 (3d Cir. 1991) (officers and directors are not themselves fiduciaries "unless it can be shown that they have *individual* discretionary roles as to plan administration.") (emphasis original); *see also*

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[10] Plaintiff dismissed by stipulation (Exhibit A) the only Amvescap employees named in the Complaint: Robert F. McCullough, Gordon Nebeker, and Jeffrey G. Callahan. These individuals, were not Plan fiduciaries as each is alleged only to have signed regulatory filings on behalf of Amvescap (Compl. ¶¶ 16-18), which is a ministerial, not a fiduciary, function. *See* Omnibus Mem. § III.D.

Arevalo v. Harris Herman, No. 3:01 CV 512, 2002 U.S. Dist. LEXIS 7076, at *12 (E.D. Va. Apr. 12, 2002) ("A business entity's officer or director who has responsibility for corporate affairs does not also have fiduciary responsibility with regard to an employee benefit plan simply by virtue of that corporate position.") (Exhibit F); *In re Tyco*, No. MDL 02-1335-PB, 02-1357-PB, 02, 2004 WL 2903889, at **3-4 (D.N.H. Dec. 2, 2004) (preparing and signing regulatory filings, including SEC filings, is a ministerial task that does not confer fiduciary status); *see also supra* p. 8 (speech that is not Plan-directed is not fiduciary speech).

IV.[11]
THE COMPLAINT DOES NOT PLEAD FACTS TO SUPPORT THE CONCLUSION THAT PLAN FIDUCIARIES BREACHED THEIR DUTIES TO PLAN PARTICIPANTS

Plan documents identify only two of the Amvescap Defendants – ANTC and AVZ – as ERISA fiduciaries. ANTC is Directed Trustee (Exhibit C (Trust Agreement § 3.4)), and AVZ is Plan Administrator and Named Fiduciary (Exhibit B (Plan §§ 3.38, 8.1)). As explained below, however, the Complaint does not allege facts to show that either breached any duties to Plan participants.

A. Plaintiff Does Not Allege Facts To Support Her Claim That ANTC Breached Its Fiduciary Duty To The Plan.

Plan documents make clear that ANTC is a *directed trustee* with no discretion over investments or management of Plan assets:

[11] There is no corresponding section heading in the Omnibus Mem. and hereafter, each section in this Supplemental Memorandum is one greater than the section in the Omnibus Mem. to which it corresponds.

- "Notwithstanding any provision of this Trust Agreement to the contrary, the Trustee shall be a directed trustee and shall have no discretion with respect to the investment of the Fund." Trust Agreement § 3.4.
- "[The] sole power and duty to manage and direct the investment and reinvestment of the assets of such Portfolio, and to instruct the Trustee accordingly" is vested in the Investment Advisor, who is appointed by the Plan Administrator. *Id.* § 3.2.
- Article IV of the Trust Agreement likewise identifies ANTC as a directed trustee and articulates its limited powers and duties. *Id.* § 4.1.
- The Plan states that the Plan Administrator is the "named fiduciary" (Plan § 8.1) and grants ANTC "no responsibility whatsoever for the control, management, or administration of the Plan," except as provided in Article IV of the Trust Agreement. Plan § 9.1.
- "In no event shall the terms of the Plan, either expressly or by implication, be deemed to impose upon the Trustee any power or responsibility other than those set forth in this Trust Agreement or in ERISA. . . . The Trustee shall be accountable for contributions made to the Plan and included among the assets of the Trust but shall have no responsibility to determine whether the contributions comply with the provisions of the Plan or ERISA." Trust Agreement § 8.3.

As a directed trustee, ANTC was obliged to follow the directions it received from the named fiduciary. Omnibus Mem. § III.G. The conclusory allegation that ANTC "exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets" (Compl. ¶ 12) is unsupported and contrary to ERISA's narrowly circumscribed duties of a directed trustee. *See, e.g., Herman v. NationsBank Trust Co.*, 126 F.3d 1354, 1361-62, 1371 (11th Cir. 1997) ("insofar as a trustee acts at the direction of a named fiduciary in accordance with the terms of the plan and ERISA's requirements, he is not subject to the fiduciary requirement in § 1104(a) to act prudently"); *Grindstaff v. Green*, 133 F.3d 416, 426 (6th Cir. 1998) ("[Defendant] is a directed trustee and is not a fiduciary to the extent it does

not control the 'management or disposition' of the ESOP stock it holds in trust"); *Springate v. Weighmasters Murphy, Inc. Money Purchase Plan*, 217 F. Supp.2d 1007, 1015 (C.D. Cal. 2002) (directed trustee "did not have the power to determine where Plan assets should be invested and did not have fiduciary duty to review the appropriateness of Plan investments").

Plaintiff does not allege that ANTC failed in any respect to follow instructions from AVZ, nor does she allege any facts to demonstrate that ANTC followed any direction it knew or had reason to know was inconsistent with the terms of the Plan or contrary to ERISA. Absent any facts that would give rise to a conclusion that ANTC *knew or had reason to know* that the investment directions it received from AVZ were imprudent, claims against ANTC should be dismissed, because a directed trustee does not have an obligation to second-guess decisions made by named fiduciaries. *See In re WorldCom*, 354 F. Supp.2d 423, 449 (S.D.N.Y. 2005) (directed trustee has fiduciary duty of inquiry only when it "knows or should know of reliable public information that calls into serious question the company's short-term viability as a going concern").

The Complaint also does not allege facts to support a claim that ANTC possessed any non-public information that Invesco or Amvescap were suffering from alleged market timing and on the verge of collapse (as clearly they were not). Since the possession of such information by one part of an organization will not be imputed to the organization as a whole, allegations in the Securities Complaint that certain defendants allegedly had knowledge of market timing and its impact on the funds cannot be imputed to ANTC. U.S. DoL Field Assistance Bulletin 2004-03, issued December 17, 2004 at 5

(non-public information possessed by one part of organization will not be imputed to organization as a whole).

B. It Is Impossible to Glean From The Complaint What AVZ Did, Or Failed To Do, Allegedly In Breach Of Its Fiduciary Duties.

The Calderon Complaint does not allege what conduct was specifically attributable to AVZ, instead claiming that all of the wrongful conduct alleged in the Complaint was perpetrated by "all" of the Defendants. *E.g.*, Compl. ¶¶ 61-101. Plaintiff's attempt to impute to AVZ knowledge from all other Amvescap-affiliated companies, however, makes no sense. The factual allegations from the Securities Complaint that Plaintiff adopts identify only a handful of Invesco employees who allegedly had knowledge of market timing and late trading. *See* Securities Complaint (naming six individual Invesco defendants). Moreover, according to that complaint, the market timing activities at Denver-based Invesco were concealed. *Id.* ¶¶ 90-94, 152. Plaintiff can offer no explanation for how or why AVZ, an Atlanta-based corporation that was not even named in the Securities Complaint, would have knowledge of allegedly concealed activities at Denver-based Invesco. Obviously, not all affiliated companies that share the same parent company also share the same knowledge. The vagueness of the allegations concerning "all defendants" is grounds enough for dismissal of all claims against AVZ. *See Sears v. Likens*, 912 F.2d 889, 893 (7th Cir. 1990) (complaint that does not differentiate between defendants fails to state a claim); *In re Providian Fin. Corp.*, No. C 01-05027 CRB, 2002 WL 31785044, at *1 (N.D. Cal. Nov. 14, 2002) (ERISA complaint that "lumped the various classes of defendants into an undifferentiated mass

and alleged that all of them violated all of the asserted fiduciary duties fail[ed] to put the various defendants on notice of the allegations against them."); *In re McKesson HBOC, Inc. ERISA Litig.*, No. C00-20030RMW, 2002 WL 31431588, at **3, 8, 12, 15-16 (N.D. Cal. Sept. 30, 2002); Omnibus Mem. § II.

V.
PLAINTIFF'S PROHIBITED TRANSACTIONS CLAIM (COUNT IV) SHOULD BE DISMISSED

Plaintiff asserts claims against "all" Defendants for engaging in prohibited transactions relating to the purchase of shares in Invesco mutual funds and Amvescap stock under ERISA § 406, 29 U.S.C. § 1106. Compl. ¶¶ 95-101. As explained in the Omnibus Memorandum, a prohibited transaction involves a sale or exchange of property between a Plan and a party in interest. Omnibus Mem. § IV. As the Complaint fails to identify any party in interest, it does not state a legally cognizable prohibited transaction claim.[12]

VI.
PLAINTIFF'S CLAIM THAT DEFENDANTS FAILED TO PRUDENTLY MANAGE PLAN ASSETS (COUNT I) SHOULD BE DISMISSED

Plaintiff claims that "all" Defendants "knew or should have known that Company shares and/or Invesco Funds were not a suitable and appropriate investment" and they, therefore, should have divested the Plan of these shares and funds. Compl. ¶¶ 63, 66. Because the Plan is an "Employee Individual Assistance Plan," (*see supra* n.3), it was exempt from ERISA's diversification requirement, and any decision by its fiduciaries to

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[12] Even if the Complaint had identified a party in interest, the prohibited transaction claim still would be subject to dismissal for the reasons stated in the Omnibus Mem. § IV.

maintain an investment in company stock was entitled to a presumption of reasonableness. *Kuper v. Iovenko,* 66 F.3d 1447, 1459 (6th Cir. 1995); *Moench v. Robertson*, 62 F.3d 553, 571 (3d Cir. 1995); Omnibus Mem. § V. To overcome the presumption, Plaintiff would have had to allege facts demonstrating that the Plan's fiduciary responsible for investment decisions (AVZ) had reason to believe that Amvescap was fundamentally unsound and on the verge of collapse. *See Kuper*, 66 F.3d at 1459; *Moench*, 62 F.3d at 572; *see also In re Duke Energy ERISA Litig.*, 281 F. Supp.2d 786, 795 (W.D.N.C. 2003) (plaintiffs did not overcome "prudence presumption" as they failed to plead that employer "was anything other than a viable, strong company with substantial assets").

Plaintiff makes no such showing. Instead, the Complaint cursorily asserts that "all defendants knew or should have known that Amvescap ordinary shares was inflated in value (*sic*)" leaving the Court and Defendants to guess at how Defendants were supposed to have divined the very information that the securities plaintiffs allege was concealed. Accordingly, Count I of the Complaint should be dismissed.[13]

VII.
PLAINTIFF'S MISREPRESENTATION CLAIM (COUNT III) SHOULD BE DISMISSED

Plaintiff also alleges that "all" Defendants failed to provide complete and accurate information to Plan participants and beneficiaries in breach of their fiduciary duties under

[13] To the extent Plaintiff alleges that mutual fund investments were imprudent, absent any allegations concerning AVZ's specific knowledge of market timing in the Invesco funds or its ability to have uncovered market timing, the pleading is insufficient and the claim should be dismissed. *See supra*, § IV.B. There are no allegations that Invesco mutual funds performed poorly such that a prudent fiduciary could have discovered the funds were being timed.

ERISA § 404, 29 U.S.C. § 1104 (Compl. ¶¶ 83-94), although Plaintiff does not identify the Defendants who were responsible for disseminating the allegedly false or misleading information, nor does she specify what was misrepresented. She makes no allegation that AVZ and ANTC, the two Plan fiduciaries, made any misrepresentations or *ever communicated* with Plan participants. Instead she alleges that Amvescap, a non-fiduciary, was the entity that "regularly communicated with Plan participants about the performance, future financial and business prospects" of the Invesco Funds and Amvescap. *Id.* ¶¶ 49-50. Thus, not only does her misrepresentation claim fail to satisfy the heightened pleading requirement of Fed. R. Civ. P. 9(b),[14] it also fails because the speech Plaintiff attributes to Amvescap was not directed toward the Plan participants. *See Elmore v. Cone Mills Corp.*, 23 F.3d 855, 862-63 (4th Cir. 1994) (plaintiffs must target plan-related speech, not communications about ordinary business issues, such as projected earnings and revenue).

Moreover, to the extent Plaintiff contends Defendants concealed material facts about alleged market timing, she fails to state a claim because there is no duty to disclose the type of information Plaintiff claims should have been revealed, *e.g.*, "material information regarding Plan investment options" (Compl. ¶ 87) and "negative material information concerning investment in the Company's shares" (*id.* ¶ 50). *See Faircloth v.*

[14] As explained in the Omnibus Mem. § II and cases cited therein, Fed. R. Civ. P. 9(b) applies to all averments of fraud, including claims for breach of fiduciary duty under ERISA where the claim is premised on misrepresentation. "To meet the particularly requirements of Rule 9(b), a complaint must specify the identity of the misrepresentation, and the method by which the misrepresentation was communicated to the plaintiff." *Chicago Dist. Council of Carpenters Welfare Fund v. Angulo*, 169 F. Supp.2d 880, 886 (N.D. Ill. 2001). The Calderon Complaint makes no such specific allegations.

Lundy Packing Co., 91 F.3d 648, 654-55 (4th Cir. 1996) (disclosure of financial information or investment advice is not mandated as a general fiduciary obligation under § 404(a)(1), 29 U.S.C. § 1104(a)(1)). In fact, the information Plaintiff claims was concealed illustrates the disconnect between the statute she is attempting to use (ERISA) and the purpose for which she is attempting to use it (*i.e.* to obtain information covered by the securities laws).

Contrary to Plaintiff's conclusory allegation that she may be "presumed to have relied to [her] detriment" (Compl. ¶ 90) on Defendants' alleged (albeit unidentified) misrepresentations, reliance is an issue that must be individually proven for a breach of fiduciary duty claim based on misrepresentation. *See Tootle v. ARINC, Inc.*, 222 F.R.D. 88, 94 (D. Md. 2004).

Finally, Plaintiff's misrepresentation claim also fails to state a claim because the individualized relief she seeks – recovery of alleged losses in her 401(k) account – is not available under ERISA. While the courts have recognized individual claims for relief, they have held that such claims must be brought under ERISA Section 502(a)(3), 29 U.S.C. § 1132(a)(2) which permits only injunctive or other equitable relief – not the alleged "losses" or damages Plaintiff seeks to recoup. *See, e.g., Varity Corp. v. Howe*, 516 U.S. 489, 509-13 (1996); Omnibus Mem. §VI.C.[15] For these reasons, Count III should be dismissed.

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[15] Plaintiff's prayers for the "[i]mposition [of] a Constructive Trust on any amounts by which any defendant was unjustly enriched" (Compl. Prayer for Relief ¶ D) and for "injunctive and other appropriate equitable relief" (*id.* ¶ 104), do not constitute valid claims for equitable relief. *Rego v. Westvaco Corp.*, 319 F.3d 140, 145 (4th Cir. 2003) (claim for equitable restitution must seek to regain

VIII.
PLAINTIFF'S CLAIM THAT DEFENDANTS FAILED TO MONITOR AVZ (COUNT II) SHOULD BE DISMISSED

Plaintiff alleges that "all" Defendants failed to monitor AVZ and provide it with accurate information, although she directs the claim against Amvescap in particular. Compl. ¶¶ 72-82. To state a claim for failure to monitor, a plaintiff must establish that a defendant had a duty to monitor. Under ERISA, such duty to monitor arises when a defendant fiduciary has the power to appoint or remove other fiduciaries. *See, e.g., In re AEP ERISA Litig.*, 327 F. Supp.2d 812, 832 (S.D. Ohio 2004) ("There can be no doubt that the ERISA statutory scheme imposes a duty to monitor upon fiduciaries *when they appoint other persons to make decisions about the plan.*") (emphasis added); Omnibus Mem. § V. Amvescap, however, had no such duty because it was not a Plan fiduciary and did have any authority to appoint and remove Plan fiduciaries. *See supra* pp. 8-10.

IX.
PLAINTIFF'S CLAIMS FOR CO-FIDUCIARY LIABILITY MUST BE DISMISSED

Plaintiff also brings her claims against Defendants as co-fiduciaries under Counts I, II and III. Compl. ¶¶ 68, 79, 89. Co-fiduciary liability requires, in the first instance, that defendants be fiduciaries. *See Lalonde* v. *Textron, Inc.*, 270 F. Supp.2d 272, 285 (D.R.I. 2003) ("liability under [ERISA] § 405 is wholly dependent upon the fiduciary status of the defendants"); *Ross* v. *Rail Car Am. Grp. Disability Income Plan*, 285 F.3d 735, 740 n.6 (8th Cir. 2002) (defendant not liable as co-fiduciary when other defendant

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specific money or property belonging to plaintiff in defendant's possession); *Estate of Mattern v. Honeywell Int'l, Inc.*, 241 F. Supp.2d 540, 544 (D. Md. 2003) ("vague assertion that defendants had been unjustly enriched" insufficient to sustain a claim for equitable relief).

was not acting in fiduciary capacity); Omnibus Mem. § VIII. As the only two properly named fiduciaries are AVZ and ANTC, these claims must be directed at them. But, as explained *supra* pp. 11-15, there are no allegations of fact anywhere in the Complaint that AVZ or ANTC breached their duties to Plan participants, let alone that they aided or otherwise concealed the other's alleged breach. Moreover, Count II expressly seeks to hold Amvescap liable as a co-fiduciary despite the fact that it is not a fiduciary. Plaintiff's claims calling for co-fiduciary liability must therefore be dismissed.

<u>CONCLUSION</u>

For the foregoing reasons, the Calderon Complaint should be dismissed as Plaintiff lacks standing and has failed to state any claim upon which relief can be granted.

Dated: March 25, 2005

DEBEVOISE & PLIMPTON LLP



By: ______________________

Debbie Todres
Maeve O'Connor
Maura K. Monaghan
Robert N. Shwartz
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AVZ Inc., Amvescap Retirement, Inc., Amvescap National Trust Company, Invesco Funds Group, Inc., Amvescap PLC

Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
Kasowitz, Benson, Torres & Friedman LLP
1633 Broadway
New York, New York 10019
(212) 506-1700

Attorneys for Defendant Raymond R. Cunningham

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824		MDL No. 1586 Case No. 04-MD-15864 (Hon. J. Frederick Motz)
MIRIAM CALDERON, Individually and On Behalf of All Others Similarly Situated, Plaintiff, v. Amvescap PLC, et al., Defendants.	:	Case No. 1:04-CV-00824

DECLARATION OF DEBBIE TODRES IN SUPPORT OF SUPPLEMENTAL MEMORANDUM OF AMVESCAP DEFENDANTS IN SUPPORT OF MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

I, Debbie Todres, declare under penalty of perjury as follows:

1. I am associated with the law firm of Debevoise & Plimpton LLP, attorneys for AVZ Inc. ("AVZ"); Amvescap Retirement, Inc. ("ARI"); Amvescap National Trust Company ("ANTC"); Invesco Funds Group, Inc. ("Invesco"); and

Amvescap PLC ("Amvescap")[1] (collectively, the "Amvescap Defendants"). I make this declaration in support of the ERISA Defendants' Motion to Dismiss the ERISA Class Complaints, and specifically, the complaint in the above-captioned action.

2. Attached hereto as Exhibit A is a true and correct copy of the Voluntary Stipulation of Dismissal, dated March 9, 2005, dismissing without prejudice Robert F. McCullough, Gordon Nebeker and Jeffrey G. Callahan.

3. Attached hereto as Exhibit B is a true and correct copy of the AMVESCAP 401(k) Plan, as amended and restated effective as of January 1, 2001, and Amendments 1 through 3 to the AMVESCAP 401(k) Plan.

4. Attached hereto as Exhibit C is a true and correct copy of the AMVESCAP 401(k) Plan Trust Agreement, effective as of January 1, 2000.

5. Attached hereto as Exhibit D is a true and correct copy of Miriam Calderon's Statement of Account for the period 5/22/2002 to 6/26/2003 for the Amvescap 401(k) Plan.

6. Attached hereto as Exhibit E is a true and correct copy of Amvescap's Securities and Exchange Commission Form 11-K, Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

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[1] Raymond R. Cunningham is represented in these proceedings by the law firm of Kasowitz, Benson, Torres & Friedman LLP.

7. Attached hereto as Exhibit F is a true and correct copy of *Arevalo v. Harris Herman*, No. 3:01CV512, 2002 U.S. Dist. LEXIS 7076 (E.D. Va. Apr. 12, 2002).

I hereby declare under penalty of perjury that the foregoing is true and correct.

Executed on March 25, 2005.



Debbie Todres

21917389v1

Exhibit A

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	MDL No. 1586
In re: INVESCO	:	1:04-md-15864-FPS
This Document Relates to:	:	Hon. Frederick P. Stamp
Miriam Calderon v. Amvescap PLC, et al.,	:	No. 04-824

VOLUNTARY STIPULATION OF DISMISSAL

IT IS HEREBY STIPULATED BY AND BETWEEN plaintiff Miriam Calderon and defendants Robert F. McCullough, Gordon A. Nebeker, and Jeffrey G. Callahan (the "Individual Defendants") that, pursuant toFederal Rule of Civil Procedure 41(a)(1), the Individual Defendants are hereby dismissed from this action without prejudice with all parties to bear their own costs.

DATED: March 9, 2005

WECHSLER HARWOOD LLP

By: 

Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400

Attorneys for Plaintiff

DEBEVOISE & PLIMPTON LLP

By: 

Maeve L. O'Connor
Debbie Todres
919 Third Avenue
New York, New York 10022
(212) 909-6315

Attorneys for Individual Defendants

Exhibit B

AMVESCAP 401(k) PLAN

(AS AMENDED AND RESTATED EFFECTIVE AS OF JANUARY 1, 2001)

TABLE OF CONTENTS

§ 1. EFFECTIVE DATE 1

§ 2. CONSTRUCTION 2
2.1 Controlling Laws. 2
2.2 Tax Status. 2
2.3 Headings and References. 2
2.4 Legal Rights. 2
2.5 No Employment Rights. 2
2.6 Definitions. 2

§ 3. DEFINITIONS 3
3.1 Account 3
3.2 Affiliate 3
3.3 After-Tax Account 3
3.4 Annuity Starting Date 3
3.5 AMVESCAP PLC 3
3.6 Before-Tax Account 3
3.7 Before-Tax Contributions 4
3.8 Beneficiary 4
3.9 Board 4
3.10 Code 4
3.11 Company 4
3.12 Compensation 4
3.13 Percentage 5
3.14 Deferral Percentage 5
3.15 Disability 5
3.16 Election 6
3.17 Election Period 6
3.18 Elective Deferrals 6
3.19 Eligible Employee 6
3.20 Employee 7
3.21 Employer Securities 7
3.22 Employment Date 7
3.23 ERISA 8
3.24 Excess Aggregate Contributions 8
3.25 Excess Contributions 8
3.26 Excess Elective Deferrals 8
3.27 Highly Compensated Employee 8
3.28 Hour of Service 9
3.29 Investment Fund 10
3.30 Life Annuity 10
3.31 Matching Account 10
3.32 Matching Contributions 10

3.33 Nonhighly Compensated Employee 10
3.34 Normal Retirement Age 10
3.35 Participant 10
3.36 Participating Employer 10
3.37 Plan 10
3.39 Plan Year 10
3.40 Prior Plan 10
3.41 Profit Sharing Account 11
3.42 Profit Sharing Contributions 11
3.43 Qualified Joint and Survivor Annuity 11
3.44 Qualified Nonelective Account 11
3.45 Qualified Nonelective Contributions 11
3.46 Qualified Preretirement Survivor Annuity 11
3.47 Rollover Account 11
3.48 Rollover Contributions 11
3.49 Surviving Spouse 11
3.50 Trust Agreement 11
3.51 Trust Fund 11
3.52 Trustee 11
3.53 Valuation Date 11

§ 4. PARTICIPATION REQUIREMENTS 12
4.1 Eligibility 12
4.2 Reemployment of Eligible Employee. 12

§ 5. CONTRIBUTIONS AND ALLOCATIONS TO ACCOUNTS 13
5.1 Before-Tax Contributions 13
5.2 Rollover Contributions. 13
5.3 Matching Contributions. 14
5.4 Profit Sharing Contributions. 14
5.5 Qualified Nonelective Contributions. 15
5.6 Minimum Top-Heavy Allocations. 15
5.7 Application of Suspense Account and Forfeitures. 15
5.8 After-Tax Contributions. 15
5.9 USERRA. 15

§ 6. LIMITATIONS ON CONTRIBUTIONS AND ALLOCATIONS 16
6.1 Code § 415 Limitations. 16
6.2 Limitations on Contributions Under Code § 402(g) 17
6.3 Limitation on Contributions under Code § 401(k). 18
6.4 Limitation on Contributions under Code § 401(m). 19
6.5 Income or Loss on Excess Amounts Distributed. 20
6.6 Alternative Method of Meeting Nondiscrimination Tests 20

§ 7. PLAN BENEFITS 21
7.1 Termination Benefit and Vesting. 21
7.2 Withdrawals Before Termination of Employment 21

7.3 Benefit Payment Forms. 21
7.4 Small Accounts. 23
7.5 Distribution Deadlines. 23
7.6 Claim for Benefit. 24
7.7 Legally Incompetent. 24
7.8 Mistakes. 25
7.9 Missing Person. 25
7.10 Eligible Rollover Distribution. 25

§ 8. ADMINISTRATION 27
8.1 Named Fiduciary. 27
8.2 Plan Administrator Powers and Duties. 27
8.3 Agent for Service of Process. 28
8.4 Plan Expenses. 28

§ 9. TRUST FUND AND ACCOUNT INVESTMENTS 29
9.1 Trust Fund. 29
9.2 Directed Accounts. 29
9.3 Loans. 32

§ 10. AMENDMENT, TERMINATION, MERGER AND TRANSFER 36
10.1 Amendment. 36
10.2 Termination. 36
10.3 Merger or Consolidation or Similar Transaction. 36

§ 11. MISCELLANEOUS 37
11.1 Spendthrift Clause. 37
11.2 Benefits Supported Only by Trust Fund. 37
11.3 Nonreversion and Exclusive Benefit. 37
11.4 Qualified Domestic Relations Order. 38
11.5 No Estoppel of Plan. 38
11.6 Top-Heavy. 39

APPENDIX 42

AMVESCAP 401(k) PLAN

(AS AMENDED AND RESTATED EFFECTIVE AS OF JANUARY 1, 2001)

§ 1. EFFECTIVE DATE

Effective as of January 1, 2000, AVZ, Inc. (the "Company"), a subsidiary of AMVESCAP, PLC, established the AMVESCAP 401(k) Plan (the "Plan"), for the benefit of its eligible employees and the eligible employees of other AMESCAP, PLC subsidiaries who adopt the Plan (collectively referred to as the "Participating Employers").

In connection with the establishment of the Plan, effective as of January 1, 2000 (or as soon as practicable thereafter as determined in the discretion of the Plan Administrator), the assets and liabilities of other qualified retirement plans within the AMVESCAP, PLC controlled group covering the same eligible employees where merged into the Plan.

Effective as of January 1, 2001, except where otherwise noted, the Plan has been amended and restated to, among other respects, incorporate the most recent tax law changes required by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000.

The provisions of this amendment and restatement of the Plan shall apply only to those eligible employees who terminate employment with a Participating Employer on or after January 1, 2001, or such later date as may apply for a provision which becomes effective afterwards. Benefits payable to or on behalf of a Participant who terminates employment prior to January 1, 2001 shall not be affected by the terms of any Plan amendment adopted after such Participant's termination of employment, unless the amendment provides otherwise.

§ 2. CONSTRUCTION

2.1 Controlling Laws. This Plan shall be construed and interpreted under ERISA and Federal Law and to the extent such laws do not preempt state law, under the laws of the State of Georgia.

2.2 Tax Status. The Company intends that this Plan and the related Trust Agreement satisfy the requirements for tax exempt status under Code § 401, Code § 501(a) and related Code sections as a "profit sharing plan" and, further, that the provisions of this Plan and the related Trust Agreement be construed and interpreted to reflect such intention.

2.3 Headings and References. The headings and subheadings in this Plan have been inserted for convenience of reference only and are to be ignored in the construction of this Plan. Wherever appropriate, the plural shall be read as the singular, and the singular as the plural. References in this Plan to a section (§) shall be to a section in this Plan unless otherwise expressly indicated. If an amendment to the Code, ERISA or any other federal law renumbers a section of such statute referred to in this Plan, any such reference to such section in this Plan automatically shall become a reference to such section as so renumbered.

2.4 Legal Rights. Except as otherwise expressly set forth in this Plan, no provision of this Plan or the related Trust Agreement is intended to nor shall grant any rights or interests to any Participants or any Beneficiary under this Plan or the Trust Fund in addition to those minimum rights or interests required to be provided under ERISA and the Code.

2.5 No Employment Rights. This Plan is not a contract of employment and participation in this Plan shall not give any person the right to be retained in the employ of any Participating Employer or other Affiliate as an Employee or, upon the termination of such employment, to have any interest or right in the Trust Fund other than as expressly set forth in this Plan.

2.6 Definitions. The terms defined in § 3 shall have the meanings set forth in § 3 for purposes of this Plan. All other terms shall have their common meanings.

§ 3. DEFINITIONS

3.1 "Account" means the bookkeeping Account maintained under this Plan to show as of any Valuation Date a Participant's interest in the Trust Fund attributable to the contributions made by or on behalf of the Participant and the investment gains and losses on such contributions, and an Account shall cease to exist when completely distributed or forfeited in accordance with this Plan. The Plan Administrator may establish such subaccounts as it deems necessary for the proper administration of the Plan.

3.2 "Affiliate" means as of any date the Company and

(a) any parent, subsidiary or brother-sister corporation that (as of such date) is a member of a controlled group of corporations (as defined in Code § 414(b)) with the Company,

(b) any trade or business, whether or not incorporated, that (as of such date) is considered to be under common control (as defined in Code § 414(c)) with the Company,

(c) any person or organization that (as of such date) is a member of an affiliated service group (as defined in Code § 414(m)) with the Company, and

(d) any other entity that (as of such date) is required to be aggregated with the Company under Code § 414(o).

Solely for purposes of the Code § 415 limits in § 6.1, the term Affiliate means each entity that would be an Affiliate if the phrase "more than 50% is substituted for the phrase "at least 80% each place it appears in Code § 1563(a)(1).

3.3 "After-Tax Account" means the subaccount maintained as part of a Participant's Account to record the Participant's interest attributable to any after-tax contributions made to a Prior Plan.

3.4 "Annuity Starting Date" means the first day of the first period for which an amount is received or receivable as an annuity or, in the case of a benefit not payable in the form of an annuity, the first day on which all events have occurred which entitle the Participant to such benefit.

3.5 "AMVESCAP PLC" means AMVESCAP PLC, a corporation organized and existing under the laws of England and Wales, and any successor to such corporation.

3.6 "Before-Tax Account" means the subaccount maintained as part of a Participant's Account to record the Participant's interest attributable to Before-Tax Contributions and any before-tax contributions made to a Prior Plan.

3.7 "Before-Tax Contributions" means the amounts contributed by a Participant under § 5.1 and that are not intended to be includible in the Participant's gross income for federal income tax purposes by reason of Code § 401(k).

3.8 "Beneficiary" means

(a) the person or persons so designated in writing by a Participant in a properly completed Election or, if no such designation is made, or if no person so designated survives the Participant or, if after checking his or her last known mailing address, the whereabouts of the person so designated is unknown,

(b) the Participant's Surviving Spouse or, if there is no Surviving Spouse,

(c) the Participant's estate, if a personal representative of the Participant has qualified within 12 months from the date of the Participant's death or, if no personal representative has so qualified,

(d) any heirs-at-law of the Participant as determined by the Plan Administrator (using whatever state laws the Plan Administrator deems most appropriate under the circumstances) whose whereabouts are known to the Company; provided, however

(e) if a Participant has a Surviving Spouse on his or her date of death, such Surviving Spouse automatically shall be his or her Beneficiary under this Plan unless (1) such spouse consents (or has consented) in an Election before a notary public (or Plan representative, if acceptable to the Plan Administrator) to the specific Beneficiary designation made by the Participant, (2) such spouse had expressly consented to any Beneficiary designations made by the Participant without any requirement of further spousal consent, (3) such spouse's consent is not required under the Code or ERISA, or (4) the Participant is treated as such under this Plan exclusively as a result of his or her status as a Beneficiary.

3.9 "Board" means the Board of Directors of the Company.

3.10 "Code" means the Internal Revenue Code of 1986, as amended, and the regulations, notices, rulings and revenue procedures promulgated thereunder, or any successor statute.

3.11 "Company" means AVZ, Inc. and any successor to such corporation.

3.12 "Compensation" means for each Plan Year for each Participant

(a) for purposes of determining the amount of Before-Tax Contributions deducted from the Participant's pay for any applicable pay period, the cash compensation as defined in § 3.11 (b) paid to the Participant by his or her Participating Employer for that pay period, and

(b) for all other purposes, the total remuneration paid to the Participant by a Participating Employer for such Plan Year including wages, salary, overtime pay,

bonuses, commissions, and all elective contributions made by the Participating Employer on behalf of the Participant to any plan for such Plan Year under Code §§ 125, 402(e)(3), 402(h), 403(b), 408(p), or, effective January 1, 2001, 132(f)(4), but excluding indirect payments such as contributions by the Participating Employer to this or any other profit sharing plan or pension plan, welfare plans, group insurance plans or similar benefit programs, employee moving expenses deductible under Code § 217, and any income derived from stock purchase plans, stock options or other stock plans.

If an Eligible Employee first becomes a Participant during such Plan Year, his or her Compensation shall be the excess of his or her Compensation for the entire Plan Year, as determined under § 3.11 over his or her Compensation (as determined under § 3.11) which was paid to him or her before the date as of which he or she became a Participant.

For purposes of calculating the limitations in Sections 6.1, 6.3 and 6.4, and any other similar limitations under the Code, the Company may elect to use any method of determining annual Compensation under the Plan, provided that such method is permissible under regulations issued by the Secretary of the Treasury.

Notwithstanding any other provision of this Plan to the contrary, a Participant's annual Compensation shall not include amounts in excess of $170,000 ($200,000, effective January 1, 2002) (as adjusted for cost-of-living increases in accordance with Code § 401 (a)(17)).

3.13 "Contribution Percentage" means the ratio (expressed as a percentage) of (a) the Matching Contributions and Qualified Nonelective Contributions made on behalf of a Participant for the applicable Plan Year to (b) the Participant's Compensation for the applicable Plan Year. A Participant's Contribution Percentage shall be zero if he or she does not make Before-Tax Contributions or receive an allocation of Qualified Nonelective Contributions (but is otherwise eligible to do so or would be eligible but for a suspension of deferrals under the terms of the Plan) and, as a result, does not receive an allocation of Matching Contributions or Qualified Nonelective Contributions.

3.14 "Deferral Percentage" means the ratio (expressed as a percentage) of (a) the Before-Tax Contributions and Qualified Nonelective Contributions made by or on behalf of a Participant for the applicable Plan Year to (b) the Participant's Compensation for the applicable Plan Year. A Participant's Deferral Percentage shall be zero if he or she does not make Before-Tax Contributions or receive an allocation of Qualified Nonelective Contributions (but is otherwise eligible to do so or would be eligible but for a suspension of deferrals under the terms of the Plan).

3.15 "Disability" means a Participant's incapacity to perform the essential functions of his or her customary job with an Affiliate because of a medically determinable physical or mental impairment that can be expected to result in death or to be of a long, continued and indefinite duration as determined by the Plan Administrator in its sole discretion on the basis of uniform standards consistently applied, which may include the results of a medical or psychiatric examination, or other examinations conducted at the

insistence of the Plan Administrator with respect to such Participant, or any other available evidence of medical or psychiatric findings reasonably sufficient to serve as a basis for such a determination.

3.16 "Election" means an election or designation that is made on a form provided by the Plan Administrator or by any other method authorized by the Plan Administrator for making the elections and designations called for under this Plan and that is properly completed and timely delivered in accordance with the terms of this Plan and such other rules as the Plan Administrator shall adopt from time to time.

3.17 "Election Period" means for each Participant for a Qualified Preretirement Survivor Annuity the period that begins on the earlier of

(a) the first day of the Plan Year in which he or she reaches age 35 or

(b) the date he or she separates from service as an Employee

and ends on his or her date of death. Notwithstanding the foregoing, a Participant who has not yet reached age 35 may make a special election to waive the Qualified Preretirement Survivor Annuity for the period beginning on the date of such election and ending on the first day of the Plan Year in which the Participant shall reach age 35.

3.18 "Elective Deferrals" means a Participant's Before-Tax Contributions under this Plan and all other employer contributions made on behalf of the Participant pursuant to the Participant's election under

(a) any qualified cash or deferred arrangement as described in Code § 401(k),

(b) any simplified employee pension cash or deferred arrangement as described in Code § 402(h)(1)(B),

(c) any plan described under Code § 501 (c)(l8),

(d) any salary reduction agreement for the purchase of an annuity contract under Code § 403(b),

(e) any eligible deferred compensation plan under Code § 457 (if a Participant's Code § 403(b) limitation is determined under Code § 402(g)(8)(A)(iii)), and

(f) any simple retirement plan under Code § 408(p)(2)(A).

3.19 "Eligible Employee" means each Employee who is classified by a Participating Employer on the payroll and personnel records of such Participating Employer as an Employee; provided, that Eligible Employee shall not include an Employee who is:

(a) a nonresident alien and who is described in Code § 410(b)(3)(C),

(b) included in a unit of employees covered by a collective bargaining agreement between employee representatives and a Participating Employer that does not provide for participation in this Plan,

(c) a resident alien assigned by an Affiliate to work in the United States and who accrues deferred compensation benefits with such Affiliate for the period he or she works in the United States,

(d) a "leased employee" within the meaning of Code § 414(n), or

(e) an independent contractor or other individual under contract with the Participating Employer and classified by the Participating Employer as a non-Employee; provided, however, that if any individual classified by the Participating Employer as an independent contractor or other non-Employee designation is later required by action of the Internal Revenue Service, Department of Labor or any other governmental agency to be classified as an Employee, such individual shall not be an Eligible Employee prior to such reclassification and, after such reclassification, the individual's participation shall be in accordance with the rules established by the Company and the Plan Administrator.

3.20 "Employee" means a person (a) who is a common law employee of an Affiliate or (b) who an Affiliate is required to treat as a common law employee for purposes of this Plan under the "leased employee" rules set forth in Code § 414(n).

3.21 "Employer Securities" means securities that meet the definition of "employer securities" under Code § 409(l) and "qualifying employer securities" under ERISA § 407 with respect to this Plan, including, without limitation:

(a) ordinary shares or common stock issued by AMVESCAP PLC, or by any successor to such corporation, or by a corporation which a member of the controlled group of corporations which includes AMVESCAP PLC,

(b) preference shares or preferred stock issued by AMVESCAP PLC, or any successor to such corporation, or by a corporation which is a member of the controlled group of corporations which includes AMVESCAP PLC,

(c) any securities substituted for any such stock by reason of a recapitalization, reorganization, merger or consolidation, or

(d) an American Depository Receipt which evidences an American Depository Share representing ordinary shares of AMVESCAP PLC, or any successor to such corporation, or shares issued by a member of the controlled group of corporations which includes AMVESCAP PLC.

3.22 "Employment Date" means the date on which an Employee first performs an Hour of Service for an Affiliate.

3.23 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute.

3.24 "Excess Aggregate Contributions" means for each Plan Year for each Highly Compensated Employee the excess of (i) the Matching Contributions actually made on his or her behalf for that Plan Year over (ii) the maximum amount of Matching Contributions permitted for that Plan Year under Code § 401(m), as described in § 6.4, where such maximum is determined by reducing all Matching Contributions made on behalf of Highly Compensated Employees for that Plan Year beginning with the Highly Compensated Employee(s) who has the greatest dollar amount of Matching Contributions for the Plan Year.

3.25 "Excess Contributions" means for each Plan Year for each Highly Compensated Employee the excess of (a) the Before-Tax Contributions actually made on his or her behalf for that Plan Year over (b) the maximum amount of Before-Tax Contributions permitted for that Plan Year under Code § 401(k), as described in § 6.3, where such maximum is determined by reducing all Before-Tax Contributions made on behalf of Highly Compensated Employees for that Plan Year beginning with the Highly Compensated Employee(s) who has the greatest dollar amount of Before-Tax Contributions for the Plan Year.

3.26 "Excess Elective Deferrals" means for each Participant for each Plan Year the Before-Tax Contributions for that Plan Year that the Participant designates (or is deemed under § 6.2(c) to have designated) as exceeding the limit of Code § 402(g) pursuant to the procedure set forth in § 6.2(d).

3.27 "Highly Compensated Employee" means for each Plan Year, each Participant who performs services for an Affiliate during the Plan Year and is an Employee who

(a) is a 5% owner, as defined in Code § 416(i)(1), at any time during the Plan Year or the preceding Plan Year or

(b) received compensation (as defined for purposes of Code § 415(c)(3)), in excess of $85,000 (adjusted for cost-of-living increases in accordance with Code § 414(q)) for the preceding Plan Year, and was in the group consisting of the most highly compensated 20% of the Employees for the preceding Plan Year.

The determination of which Employees are Highly Compensated Employees shall at all times be made subject to Code § 414(q) and any related regulations, rulings, notices or revenue procedures. In determining whether an Employee is a Highly Compensated Employee for any Plan Year, the Company may use any alternatives and elections authorized under the applicable Internal Revenue Service regulations, rulings, notices or revenue procedures. For purposes of determining the most highly compensated 20% of the Employees for the preceding Plan Year, the Company may exclude such Employees as it determines on a consistent basis pursuant to Code § 414(q)(8).

3.28 "Hour of Service" means

(a) each hour for which an Employee is paid, or entitled to payment by an Affiliate for the performance of duties as an Employee;

(b) each hour for which an Employee is paid, or entitled to payment, by an Affiliate on account of a period of time during which no duties are performed (regardless of whether the employment relationship has terminated) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, military duty or leave of absence; provided,

(1) such hours shall be calculated and credited in accordance with § 2530.200b-2 of the Department of Labor regulations (which regulations are incorporated as part of this Plan by this reference) and

(2) no more than 501 hours shall be credited for any continuous period during which no duties are performed (whether or not such period covers more than one applicable 12-consecutive- month period described in § 3.50); and

(c) each hour for which back pay, irrespective of mitigation of damages, is either awarded or agreed to by an Affiliate; provided,

(1) such hours shall be credited for the applicable 12-consecutive-month period described in § 3.50 to which the award or agreement pertains rather than the period in which the award, agreement or payment is made and

(2) no credit shall be given for any such hour if credit is also given for such hour under § 3.27(a) or § 3.27(b).

In lieu of actually recording each Hour of Service that is completed by an Employee (other than an Employee who classified on a Participating Employer's records as temporary or part-time), such Employee shall be credited with 95 Hours of Service for each semi-monthly payroll period in which he or she completes at least one Hour of Service.

3.29 "Investment Fund" means each separate mutual fund, common or collective investment fund, separate account, or other investment vehicle, including a fund which is invested primarily in Employer Securities, that is made available through the Trust Fund in accordance with § 9.2 for the investment of all or a part of the assets held under the Trust Fund.

3.30 "Life Annuity" means a nontransferable immediate annuity contract that is payable only for the life of the Participant and that is purchased from an insurance company with such Participant's Account as of his or her Annuity Starting Date.

3.31 "Matching Account" means the subaccount maintained as part of a Participant's Account to record the Participant's interest attributable to Matching Contributions and any employer matching contributions made to a Prior Plan.

3.32 "Matching Contributions" means the contributions made by a Participating Employer in accordance with § 5.3.

3.33 "Nonhighly Compensated Employee" means for each Plan Year each Participant who is not a Highly Compensated Employee.

3.34 "Normal Retirement Age" means age 59½.

3.35 "Participant" means for any Plan Year

(a) each Eligible Employee who has satisfied the requirements set forth in § 4, and

(b) each former Eligible Employee for whom an Account continues to be maintained under this Plan.

3.36 "Participating Employer" means the Company and each other Affiliate (or specific office location of such Affiliate) designated as a Participating Employer by the Company (or its designee) from time to time, which designation shall terminate in accordance with the rules set forth in § 10.2.

3.37 "Plan" means the AMVESCAP 401(K) PLAN as set forth in this document as it may be amended from time to time.

3.38 "Plan Administrator" means the Company (or such person, group or entity as the Company shall appoint), which shall have the authority to administer the Plan as provided in § 8.

3.39 "Plan Year" means the calendar year.

3.40 "Prior Plan" means any other deferred compensation plan which has been merged into, consolidated with, or whose assets and liabilities have otherwise been transferred to, this Plan.

3.41 "Profit Sharing Account" means the subaccount maintained as part of a Participant's Account to record the Participant's interest attributable to the Profit Sharing Contributions, if any, and any employer profit sharing contributions made to a Prior Plan.

3.42 "Profit Sharing Contributions" means the contributions, if any, made by a Participating Employer in accordance with § 5.4.

3.43 "Qualified Joint and Survivor Annuity" means a nontransferable immediate annuity contract that (a) is payable for the life of the Participant, (b) is purchased from an insurance company with the Participant's Account as of his or her Annuity Starting Date, and (c) includes a survivor annuity payable for the life of the person who is the Participant's spouse on his or her Annuity Starting Date that is 50% of the amount of the annuity payable during the joint lives of the Participant and such spouse.

3.44 "Qualified Nonelective Account" means the subaccount maintained as part of a Participant's Account to record the Participant's interest attributable to Qualified Nonelective Contributions.

3.45 "Qualified Nonelective Contributions" means the contributions made by a Participating Employer in accordance with § 5.5.

3.46 "Qualified Preretirement Survivor Annuity" means a nontransferable annuity contract that is (a) payable for the life of the Participant's surviving spouse and (b) purchased from an insurance company with the Participant's Account as of his or her Annuity Starting Date.

3.47 "Rollover Account" means the subaccount maintained as part of a Participant's Account to record the Participant's interest attributable to Rollover Contributions and any rollover contributions to a Prior Plan.

3.48 "Rollover Contributions" means the amounts contributed to this Plan by a Participant as a rollover in accordance with § 5.2.

3.49 "Surviving Spouse" means the spouse to whom a Participant is married on the earlier of the Participant's Annuity Starting Date or the date of the Participant's death.

3.50 "Trust Agreement" means the Trust Agreement established as part of this Plan, as amended from time to time.

3.51 "Trust Fund" means the assets held by the Trustee in accordance with the Trust Agreement.

3.52 "Trustee" means the person or persons acting as the trustee from time to time under the Trust Agreement.

3.53 "Valuation Date" means the annual Valuation Date, December 31, and such other dates as of which the Plan is valued during each Plan Year.

§ 4. PARTICIPATION REQUIREMENTS

4.1 Eligibility

(a) General Rule. Subject to the Plan enrollment procedures established by the Plan Administrator from time to time, each Eligible Employee shall become a Participant in this Plan as of his or her Employment Date (or such later date established under the Plan's enrollment procedures) and shall continue to participate in the Plan until such individual ceases to be an Eligible Employee.

(b) Grandfather Rule. Each Eligible Employee who was a Participant in a Prior Plan on December 31, 1999 shall continue as a Participant in this Plan on January 1, 2000 if he or she continues to be an Eligible Employee on and after such date.

4.2 Reemployment of Eligible Employee. A former Participant shall become a Participant in this Plan immediately upon his or her reemployment as an Eligible Employee. Any other Employee whose employment terminates and who is subsequently reemployed as an Eligible Employee shall become a Participant in accordance with § 4.1.

§ 5. CONTRIBUTIONS AND ALLOCATIONS TO ACCOUNTS

5.1 Before-Tax Contributions

(a) Election. Subject to all the terms, conditions and limitations of the Plan, each Participant may make an Election to make Before-Tax Contributions, from 1% to 11% (1% to 15%, effective January 1, 2002) of his or her Compensation, through payroll deductions for each pay period during which he or she is an Eligible Employee. A Participant's Election under this § 5.1 to make Before-Tax Contributions will remain in effect during the Plan Year and for subsequent Plan Years until revised or terminated. However, the Plan Administrator has the right at any time unilaterally to reduce prospectively the Before-Tax Contributions that a Participant has elected under this § 5.1 if the Plan Administrator acting in its absolute discretion determines that such reduction might be necessary to satisfy the limitations under § 6.

(b) Revision and Termination. An Election to make Before-Tax Contributions may be revised by a Participant as of the first day of each Plan Year and as of each other date or dates during a Plan Year as may be specified by the Plan Administrator. A Participant may terminate his or her Election under this § 5.1 at any time, in which event subsection (c) shall apply.

(c) Timeliness and Election Procedures. A Participant's Election under this § 5.1 to make Before-Tax Contributions, or any revision or termination of an Election, will not be effective unless he or she timely delivers a properly completed Election to the Plan Administrator before the date on which such Election is to be effective. The Plan Administrator from time to time will establish and communicate in writing to Participants such reasonable deadlines, rules and procedures for making the Elections described in this § 5.1 as the Plan Administrator in its absolute discretion deems appropriate under the circumstances for the proper administration of this Plan.

(d) Allocation. The Before-Tax Contributions, if any, made by a Participant will be credited to his or her Before-Tax Account.

5.2 Rollover Contributions. A Participant who is an Eligible Employee may contribute (directly or through a transfer made in accordance with Code § 401 (a)(31) and this Plan) on his or her own behalf as a Rollover Contribution to this Plan an amount, or more than one amount, described under Code § 402(c) or Code § 408(d)(3)(A)(ii), provided any such amount (a) is in cash or in a form that is acceptable to the Plan Administrator and the Trustee and (b) is made in accordance with such rules as the Plan Administrator and the Trustee deem appropriate under the circumstances. An Eligible Employee's Rollover Contribution shall be credited when received to his or her Rollover Account.

5.3 Matching Contributions.

(a) Amount. Each Participating Employer shall contribute on behalf of each of its Participants who makes a Before-Tax Contribution to the Plan for the Plan Year, a Matching Contribution for such Plan Year equal to:

(1) 100% of the Before-Tax Contributions of the Participant to the extent such Before-Tax Contributions do not exceed 3% of the Participant's Compensation for the Plan Year, and

(2) 50% of the Before-Tax Contributions of the Participant to the extent that such Before-Tax Contributions exceed 3% but do not exceed 5% of the Participant's Compensation for the Plan Year.

(b) No Matching Contributions on Refunds. No Matching Contribution shall be made as of any Plan Year with respect to any Before-Tax Contributions that are refunded under § 6.2 or § 6.3 to comply with the limits under Code § 402(g) or Code § 401(k) if Matching Contributions are credited to a Participant's Matching Account for any Plan Year but thereafter it is determined that a portion of such Matching Contributions is attributable to Before-Tax Contributions refunded under such sections, such portion automatically shall be deducted from such Participant's Matching Account and shall be treated as a forfeiture under this Plan as soon as practicable after such determination is made.

(c) Allocation. The Matching Contributions, if any, made on a Participant's behalf for a Plan Year shall be paid to the Trustee as soon as practicable, but in no event later than the final date on which contributions can be made and still be deductible by the Participating Employer for such Plan Year for purposes of Code § 404. Such Matching Contributions for a Plan Year will be allocated to a Participant's Matching Account effective as of a date that is not later than the last day of the Plan Year.

5.4 Profit Sharing Contributions.

(a) Amount. Subject to all the terms and conditions of this Plan, the Company in its sole and absolute discretion may determine to make (or cause the Participating Employers to make) a Profit Sharing Contribution for a Plan Year.

(b) Participants Eligible for Profit Sharing Contributions. A Participant will be eligible for an allocation of Profit Sharing Contributions under this § 5.4 for a Plan Year provided that he or she either

(1) is employed as an Eligible Employee on the last day of such Plan Year, or

(2) retired on or after his or her Normal Retirement Age, died or became Disabled while an Eligible Employee during such Plan Year.

(c) Allocation. The Profit Sharing Contributions, if any, made on a Participant's behalf for a Plan Year shall be paid to the Trustee as soon as practicable, but in no event later than the final date on which contributions can be made and still be deductible by the Participating Employer for such Plan Year for purposes of Code § 404. The Profit Sharing Contributions for a Plan Year will be allocated as of the last day of that Plan Year to the Profit Sharing Account of each Participant described in § 5.4(b) in the same proportion that his or her Compensation for the Plan Year bears to the total Compensation of all such Participants for that Plan Year.

5.5 Qualified Nonelective Contributions.

(a) Amount. Subject to all the terms and conditions of this Plan, the Participating Employers may, in lieu of distributing Excess Contributions as provided in § 6.3(b) or Excess Aggregate Contributions as provided in § 6.4(b) for any Plan Year, make Qualified Nonelective Contributions for such Plan Year on behalf of Participants who are Nonhighly Compensated Employees in an amount sufficient to satisfy the limitations under Code § 401(k) described in § 6.3(a) or the limitations under Code § 401(m) described in § 6.4(a), or both.

(b) Allocation. The Qualified Nonelective Contributions, if any, made on a Participant's behalf for a Plan Year will be allocated to his or her Qualified Nonelective Account as of the last day of that Plan Year.

5.6 Minimum Top-Heavy Allocations. If this Plan is "top-heavy" for any Plan Year, the minimum allocation required under Code § 416 will be made in accordance with § 11.6.

5.7 Application of Suspense Account and Forfeitures. Excess amounts that are transferred to a Code § 415 suspense account for a Plan Year pursuant to § 6.2(b), if any, shall be applied to reduce the Matching Contributions otherwise due from Participating Employers for the next Plan Year (and succeeding Plan Years, if necessary). Forfeitures occurring in a Plan Year that are not required to make corrective contributions as described in § 7.9 or § 7.11(b) shall be applied to reduce the Matching Contributions otherwise due from Participating Employers for such Plan Year (and succeeding Plan Years, if necessary).

5.8 After-Tax Contributions. As of the Effective Date, Participants may not make contributions on an after-tax basis to the Plan.

5.9 USERRA. Notwithstanding anything in this Plan to the contrary, contributions, benefits and service credit with respect to qualified military service shall be provided in accordance with Code § 414(u).

§ 6. LIMITATIONS ON CONTRIBUTIONS AND ALLOCATIONS

6.1 Code § 415 Limitations.

(a) General Rule. For purposes of Code § 415, the Plan Year shall be the "limitation year", and the contributions (other than Rollover Contributions) allocated to a Participant's Account for any Plan Year shall not exceed the lesser of

(1) 25% (100%, effective January 1, 2002) of the Participant's aggregate annual compensation (within the meaning of Code § 415(c)) for such Plan Year (determined without regard to the annual compensation limit under Code § 401(a)(17)), or

(2) $35,000 ($40,000, effective January 1, 2002) (as adjusted for increases in the cost-of-living in accordance with Code § 415(d)(1)(C)).

In applying the limitations in this § 6.1: (i) all defined contribution plans (as defined under ERISA) maintained by the Employer or otherwise required to be aggregated under Code § 414 will be considered to be a single defined contribution plan; and (ii) for Limitation Years beginning on or after January 1, 2001, a Participant's aggregate annual compensation paid or made available during the limitation year shall include amounts that are not includible in the Participant's gross income by reason of Code § 132(f)(4).

(b) Corrections. If the contributions that would otherwise be credited to a Participant's Account would exceed the limitations set forth in § 6.1(a) for any Plan Year, Before-Tax Contributions (together with any gains attributable to such contributions for the Plan Year) shall be distributed to the Participant and the Matching Contributions attributable to such contributions (together with any remaining excess amount) shall be transferred to a suspense account (which shall not be subject to adjustment for any investment gains or losses under § 5.8), and amounts credited to such suspense account thereafter shall be applied as follows:

(1) for any Participant who is an Eligible Employee at the end of the Plan Year, such suspense account shall be applied to offset the Matching Contributions under § 5 for such Participant in the following Plan Year (and succeeding Plan Years if necessary), and

(2) for any Participant who is not an Eligible Employee at the end of the Plan Year, such suspense account shall be applied to offset the Matching Contributions under § 5 for all remaining Participants in the following Plan Year (and succeeding Plan Years if necessary).

No additional employer contributions shall be made under § 5 while there is a balance credited to such suspense account if the allocation of the amount in such suspense account would be precluded under Code § 415. Upon the Plan's termination, any unallocable amounts remaining in the suspense account will revert to the Participating Employers.

(c) Coordination Rules.

(1) Other Defined Contribution Plan. If a contribution is made for a Plan Year by or for a Participant under this Plan and under any other defined contribution plan (as defined in Code § 414(i)) maintained by any Affiliate, any adjustment required to satisfy the requirements of Code § 415 for such Plan Year shall first be made in this Plan to the extent of the contributions made under this Plan and thereafter shall be made (to the extent, if any, then required to satisfy such requirements) under such other plan.

(2) Welfare Plans. Contributions allocated to an "individual medical benefit account" described in Code § 415(l) and contributions credited under a welfare benefit fund maintained by any Affiliate for any year to a reserve for post-retirement medical benefits for a Participant who is a "key employee" within the meaning of Code § 416(i) shall be treated as a contribution made on his or her behalf under this Plan when, and to the extent, required under Code § 415 or Code § 419A(d).

6.2 Limitations on Contributions Under Code § 402(g).

(a) General. A Participant's Before-Tax Contributions for any calendar year may not exceed the dollar limitation under Code § 402(g) in effect for such calendar year.

(b) Multiple Plans or Arrangements. If the Participant's Elective Deferrals for any calendar year exceed the dollar limitation under Code § 402(g) in effect for such calendar year, the Participant has the right to the distribution of any such Excess Elective Deferrals (or, if less, the Participant's Before-Tax Contributions for that calendar year) subject to the terms and conditions of this § 6.2.

(c) Distribution of Excess Elective Deferrals. Excess Elective Deferrals for any calendar year, plus any income and minus any loss allocable to such Excess Elective Deferrals (as determined in accordance with the regulations under Code § 402(g)), will be distributed (notwithstanding any other provision of this Plan) no later than April 15 of the immediately following calendar year from the Account of each Participant

(1) whose Excess Elective Deferrals were assigned by such Participant to this Plan, and

(2) who claims such allocable Excess Elective Deferrals in accordance with the claims procedure set forth in § 6.2(d).

If a Participant's Before-Tax Contributions to this Plan exceed the limitation under Code § 402(g) for a calendar year, the Participant will be deemed to have made an Election for a distribution of such excess and such excess will be distributed in accordance with this § 6.2.

(d) Distribution Election. A Participant may assign to this Plan any Excess Elective Deferrals made for a calendar year by filing an Election with the Plan Administrator on or before March 1 (or such later date established by the Plan Administrator) of the immediately following calendar year. Such Election must specify the dollar amount of the Participant's Excess Elective Deferrals assigned to this Plan, and must include the Participant's written statement that such amounts, if not distributed to such Participant, will exceed the Participant's limitation under Code § 402(g) for the calendar year for which the deferral was elected.

6.3 Limitation on Contributions under Code § 401(k).

(a) General. Subject to Section 6.6, the average of the Deferral Percentages for all Highly Compensated Employees for any Plan Year may not exceed the greater of

(1) the average of the Deferral Percentages for all Nonhighly Compensated Employees for the Plan Year multiplied by 1.25, or

(2) the average of the Deferral Percentages for all Nonhighly Compensated Employees for the Plan Year multiplied by 2, provided that the average of the Deferral Percentages for all Highly Compensated Employees does not exceed the average of the Deferral Percentages for all Nonhighly Compensated Employees for the Plan Year by more than 2 percentage points.

In performing the above calculations for a Plan Year, the applicable Deferral Percentages will be calculated taking into account each Participant who was eligible to make Before-Tax Contributions at any time during such Plan Year. The Company has elected to use the current year testing method in accordance with rules established under Code § 401(k).

(b) Distribution of Excess Contributions. Notwithstanding any other provision of this Plan, Excess Contributions for any Plan Year, plus any income and minus any loss allocable to such Excess Contributions for the Plan Year (as determined in accordance with the regulations under Code § 401 (k)), will be distributed no later than the last day of the immediately following Plan Year from the Accounts of Participants on whose behalf such Excess Contributions were made. Such distributions will be made on the basis of the amount of Before-Tax Contributions by each such Participant in the manner prescribed by the regulations or other guidance under Code § 401(k).

(c) Special Aggregation Rules.

(1) Participation in Other Arrangements. If any Participant is a Highly Compensated Employee for the Plan Year and is eligible to have Elective Deferrals allocated to his or her accounts under two or more cash or deferred arrangements described in Code § 401(k) maintained by the Company or an Affiliate, his or her Deferral Percentage must be determined as if those Elective Deferrals were made under a single arrangement.

(2) Aggregation with Other Plans. In the event that this Plan satisfies the requirements of Code § 401(k), Code § 401(a)(4) or Code § 410(b) only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of those Code sections only if aggregated with this Plan, then the average Deferral Percentages must be determined as if all such plans were a single plan.

(3) Mandatory Disaggregation. Notwithstanding the foregoing, plans that are mandatorily disaggregated pursuant to the regulations under Code § 401(k) may not be aggregated.

6.4 Limitation on Contributions under Code § 401(m).

(a) General. Subject to Section 6.6, the average of the Contribution Percentages for all Highly Compensated Employees for any Plan Year may not exceed the greater of

(1) the average of the Contribution Percentages for all Nonhighly Compensated Employees for the Plan Year multiplied by 1.25, or

(2) the average of the Contribution Percentages for all Nonhighly Compensated Employees for the Plan Year multiplied by 2, provided that the average of the Contribution Percentages for all Highly Compensated Employees does not exceed the average of the Contribution Percentages for all Nonhighly Compensated Employees for the Plan Year by more than 2 percentage points.

In performing the above calculations for a Plan Year, the applicable Contribution Percentages will be calculated taking into account each Participant who was eligible to receive a Matching Contribution (or would have been so eligible but for the fact that he or she did not make Before-Tax Contributions) at any time during such Plan Year. The Company has elected to use the current year testing method in accordance with rules established under Code § 401(m).

(b) Distribution of Excess Aggregate Contributions. Notwithstanding any other provision of this Plan, Excess Aggregate Contributions for any Plan Year, plus any income and minus any loss allocable to such Excess Aggregate Contributions for the Plan Year (as determined in accordance with the regulations under Code § 401 (m)), will be distributed no later than the last day of the immediately following Plan Year from the Accounts of Participants on whose behalf such Excess Aggregate Contributions were made. Such forfeitures or distributions will be made on the basis of the amount of Matching Contributions on behalf of each such Participant in the manner prescribed by the regulations or other guidance under Code § 401(m).

(c) Multiple Use Limitation. The Contribution Percentages of Highly Compensated Employees will be adjusted to the extent required under Code § 401(m) and the related regulations to prevent multiple use of the alternative test described in § 6.3(a)(2) for Before-Tax Contributions and § 6.4(a)(2) for Matching Contributions in

the same Plan Year. Any such reduction will be treated as an Excess Aggregate Contribution.

(d) Special Aggregation Rules.

(1) Participation in Other Arrangements. If any Participant is a Highly Compensated Employee for the Plan Year and is eligible to have employee contributions or matching contributions allocated to his or her accounts under two or more arrangements maintained by the Company or an Affiliate, his or her Contribution Percentage must be determined as if those contributions were made under a single arrangement.

(2) Aggregation with Other Plans. In the event that this Plan satisfies the requirements of Code § 401(m), Code § 401(a)(4) or Code § 410(b) only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of those Code sections only if aggregated with this Plan, then the average Contribution Percentages must be determined as if all such plans were a single plan.

(3) Mandatory Disaggregation. Notwithstanding the foregoing, plans that are mandatorily disaggregated pursuant to the regulations under Code § 401 (m) may not be aggregated.

6.5 Income or Loss on Excess Amounts Distributed. Excess amounts distributed to Participants to satisfy the limitations under § 6.2 through § 6.4 will be adjusted for any investment gains or losses allocable to the excess amount for the Plan Year in which the excess occurred (but not for the period between the end of the Plan Year and the date of the distribution). The Company may use any reasonable method for computing the investment gains or losses allocable to excess amounts, provided that the method is used consistently for all Participants and for all corrective distributions under the Plan for the Plan Year and is used by the Plan for allocating investment gains or losses to Participant's Accounts.

6.6 Alternative Method of Meeting Nondiscrimination Tests. Notwithstanding the provisions of the Plan to the contrary, the Company intends that for each Plan Year the Before-Tax Contributions and the Matching Contributions made to the Plan for the Plan Year will satisfy the alternative method of meeting the "safe-harbor" nondiscrimination requirements as set forth in Code § 401(k)(12) and Code § 401(m)(11), and in such case, the limitations set forth in § 6.3 and § 6.4 of this Plan shall not apply. The Plan Administrator shall take such action and provide such notices as may be necessary for the Plan to satisfy the "safe-harbor" non-discrimination requirements; provided, that the Company may elect for a Plan Year that such "safe-harbor" rule not apply.

§ 7. PLAN BENEFITS

7.1 Termination Benefit and Vesting.

A Participant's Account shall be 100% vested and completely nonforfeitable at all times. A Participant who terminates employment as an Employee for any reason other than death shall be eligible for the payment of his or her Account in accordance with this § 7. If a Participant's employment terminates as an Employee by reason of his or her death, his or her Beneficiary shall be eligible for the payment of his or her Account in accordance with this § 7.

7.2 Withdrawals Before Termination of Employment

(a) After-Tax Account Withdrawals. A Participant who is an Employee may make an Election to withdraw all or any portion of his or her After-Tax Account at any time.

(b) Withdrawals After Normal Retirement Age. A Participant who remains an Employee after reaching his or her Normal Retirement Age may, while he or she is an Employee, request once each Plan Year in writing a lump sum withdrawal of all or any portion of his or her Account.

(c) Rollover Accounts. A Participant before reaching his or her Normal Retirement Age may request once each Plan Year, while he or she remains an Employee, a lump sum withdrawal of all or any portion of his or her Rollover Account.

(d) Consent and Timing. The Company shall direct the Trustee to effect a withdrawal requested under this § 7.2 as soon as practicable after the Company grants the Participant's request for such withdrawal. A withdrawal under this § 7.2 otherwise shall be treated the same as a distribution under this Plan.

(e) No Hardship Withdrawals. Prior to termination of the Employee's employment, a Participant may not withdraw any portion of his or her Account other than as set forth in this § 7.2 Hardship withdrawals are not permitted under the Plan.

7.3 Benefit Payment Forms.

(a) Distribution to Participant. Unless a Participant elects that his or her Account be paid to him or her in an optional form of distribution (as described in § 7.3(c)) prior to his or her Annuity Starting Date or unless the provisions of a Prior Plan apply, such Account will be paid in the form of a single lump sum.

(b) Distribution to Beneficiary. In the event of a Participant's death before his or her Account has been distributed in full to him or her, his or her Account shall be paid to his or her Beneficiary in the form of a single lump sum.

(c) Optional Form.

(1) General. A Participant described in § 7.3(a) who properly waives the normal payment form described in § 7.3 (a) shall have the right under this § 7.3(c) to elect to receive the payment of his or her Account in substantially equal monthly, quarterly, semiannual or annual installments in accordance with § 7.3(c)(2).

(2) Installment Rules.

The rules in this § 7.3(c)(2) shall apply if a Participant's Account is paid in installments.

(A) If the installments are first paid to the Participant, the period over which such installments shall be paid shall not exceed the joint life expectancy of the Participant and his or her Beneficiary.

(B) The Plan Administrator shall (unless otherwise directed by the Participant before his or her installment payments begin) annually recompute a Participant's life expectancy and the life expectancy of a Participant's spouse and thus recalculate the period over which installments shall be paid (whether individually or over their joint lives).

(C) If installments are payable over the life expectancy of the Participant and a Beneficiary other than his or her spouse, such installments shall satisfy the applicable incidental death benefit distribution requirements under Code § 401 (a)(9).

(D) The Plan Administrator shall adopt a procedure, or alternate procedures, for calculating how installments shall be paid from an Account, and any such procedure shall be designed (subject to the minimum distribution requirements under Code § 401(a)(9)) to pay the balance in such Account (subject to the allocation of the investment gain or loss as of each Valuation Date to such Account) over time in level payments or in payments that decline in amount in one or more steps over the period for which the installments shall be paid.

(E) The Plan Administrator shall have the right to distribute the remaining balance of an Account in a lump sum or to accelerate (but not to extend) the distribution of an Account if this Plan is terminated, if a Participant or (after his or her death) his or her Beneficiary so requests, or if required under Code § 401(a)(9).

(d) Cash or In-Kind Distributions. All distributions under this Plan shall be made in cash, provided, however, that a Participant may request distribution of that portion of the Participant's Account which is invested in Employer Securities under an "employer stock" Investment Fund in the form of whole shares of Employer Securities credited to the Participant's Account and in cash in lieu of any fractional share, in accordance with such rules as may be established by the Plan Administrator. Cash paid in lieu of a fractional share of an Employer Security shall be based on the value of a whole share as of the date of the distribution.

7.4 Small Accounts. Notwithstanding § 7.3, a Participant's entire Account shall be distributed in a single sum to such Participant (or to his or her spouse or Beneficiary in the event of his or her death) as soon as practicable following his or her termination of employment as an Employee if the value of his or her Account as determined in accordance with § 7.5(a) is (and at the time of any prior distribution was) $5,000 or less.

7.5 Distribution Deadlines.

(a) General Rule. Subject to § 7.5(b) and § 7.5(c), a Participant's Account shall be payable as soon as practicable after the date he or she terminates employment as an Employee, and such distribution in any event shall be made no later than 60 days after the end of the Plan Year that includes the later of such termination date or the date he or she reaches Normal Retirement Age. A distribution shall be based on the value of a Participant's Account at the time the Trustee processes the distribution to the Participant.

(b) Consent. If a Participant's Account becomes distributable to him or her under § 7.5(a) and the value of his or her Account as determined in accordance with § 7.5(a) exceeds (or at the time of any prior distribution exceeded) $5,000, his or her distribution shall be deferred until he or she reaches his or her required beginning date as described in § 7.5(c) unless he or she consents to an earlier distribution. A Participant shall be deemed to have deferred his or her distribution until his or her required beginning date unless he or she consents to such distribution as part of an Election to receive an earlier distribution.

(c) Statutory Deadlines.

(1) Participant The distribution of a Participant's Account shall be made in accordance with the provisions of Code § 401(a)(9) and shall be made (or shall commence) no later than April I of the calendar year that follows

(i) if the Participant is a 5% owner (as defined in Code § 416), the calendar year in which he or she reaches age 70-1/2, or

(ii) if the Participant is not a 5% owner (as defined in Code § 416), the later of the calendar year in which he or she reaches age 70-1/2 or the calendar year in which he or she terminates employment as an Employee.

If the Participant's Account is paid in a single sum, any additional amounts credited to the Participant's Account after the date on which payment is required to be made to him or her under this § 7.5(c)(1) shall be paid to him or her in a single sum as soon as practicable after such additional amount is credited to his or her Account and in no event later than December 31 of the calendar year following the calendar year in which such amounts are so credited. With respect to distributions under the Plan made on or after November 1, 2001, the Plan will apply the minimum distribution requirements of Code § 401(a)(9) in accordance with the regulations under Code § 401(a)(9) proposed on January 1, 2001, notwithstanding any provision of the Plan to the contrary. This provision shall continue in effect until the end of the last calendar year beginning before the effective date of final regulations under § 401(a)(9) or such other date as may be specified in guidance published by the Internal Revenue Service.

(2) Beneficiary. If a distribution is first made to a Participant's Beneficiary, such distribution shall (regardless of any request to the contrary made by the Beneficiary) be made before the fifth anniversary of the date of the Participant's death unless such distribution is made in the form of a Qualified Preretirement Survivor Annuity or in installments, in which event

(i) if such Beneficiary is not the Participant's spouse, such distribution shall commence on or before December 31 of the calendar year immediately following the calendar year in which the Participant died, or

(ii) if such Beneficiary is the Participant's spouse, such distribution shall commence on or before the later of (A) December 31 of the calendar year in which the Participant would have reached age 70-1/2 or (B) December 31 of the calendar year immediately following the calendar year in which the Participant died.

7.6 Claim for Benefit.Subject to § 7.4, § 7.5(b).and § 7.5(c), the Company may require as a condition to the payment of any benefit under this Plan that a claim for such benefit be filed with the Plan Administrator in an Election, and all such claims (and any other claims by a Participant, former Participant or Beneficiary) shall be processed in accordance with the claims procedure set forth in the summary plan description for this Plan, which shall be in accordance with ERISA § 503 and its regulations. Any payment to a Participant or Beneficiary or to their legal representative, or heirs at law, made in accordance with the provisions of this Plan shall be in full satisfaction of all claims under this Plan against the Company, Participating Employers, Plan Administrator, Trustee and the Affiliates.

7.7 Legally Incompetent.

The Plan Administrator may in its discretion direct that Plan payments be made (a) directly to an incompetent or disabled person, whether because of minority or mental or physical disability, (b) to the guardian or person having custody of such person if a court of competent jurisdiction has appointed such guardian or custodian, or (c) to any

person designated or authorized under any state statute to receive such payments on behalf of such incompetent or disabled person without further liability either on the part of the Company, the other Participating Employers or the Trustee for the amount of such payment to the person on whose account such payment is made.

7.8 Mistakes. If a mistake is made in favor of a Participant or a Beneficiary in crediting contributions or investment gains or losses to an Account or in the payment of an Account, the Plan Administrator or the Trustee (acting at the Plan Administrator's direction and on behalf of this Plan) shall take such action against the Participant or Beneficiary to remedy such mistake and to make this Plan whole as the Plan Administrator deems proper and appropriate under the circumstances, and any mistake made in favor of this Plan shall promptly be corrected by (or at the direction of) the Plan Administrator.

7.9 Missing Person. In the event that an Account becomes payable under this Plan to a Participant or to a Beneficiary and the Plan Administrator is unable to locate the Participant or Beneficiary after sending written notice to his or her last known mailing address and to the United States Social Security Administration, such Participant or Beneficiary shall be presumed dead and such Account shall become a forfeiture on the third anniversary of the date such Account first became payable under this Plan or on the date this Plan terminates, whichever comes first. However, the amount of such forfeiture shall be paid to such missing Participant or Beneficiary in the event that such person files a claim for such benefit while this Plan remains in effect and demonstrates to the satisfaction of the Plan Administrator that such person in fact is such missing Participant or Beneficiary. Any amounts forfeited under this § 7.9 shall be applied to offset the Matching Contributions under § 5.3.

7.10 Eligible Rollover Distribution.

(a) General. Notwithstanding any provision of this Plan to the contrary that would otherwise limit a Distributee's election under this § 7.10, a Distributee (as defined in § 7.10(b)(3)) may elect, at the time and in the manner prescribed by the Company, to have any portion of an Eligible Rollover Distribution (as defined in § 7.10(b)(1)) paid directly to an Eligible Retirement Plan (as defined in § 7.10(b)(2)) specified by the Distributee in a Direct Rollover (as defined in § 7.10(b)(4)).

(b) Definitions.

(1) Eligible Rollover Distribution. An Eligible Rollover Distribution is any distribution of all or any portion of the balance to the credit of the Distributee, except that an Eligible Rollover Distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Distributee or the joint lives (or joint life expectancies) of the Distributee and the Distributee's designated beneficiary, or for a specified period of 10 years or more; any distribution to the extent such distribution is required under Code § 401(a)(9); the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized

appreciation with respect to employer securities); and any hardship distribution described in Code § 401(k)(2)(B)(i)(IV).

(2) Eligible Retirement Plan. An Eligible Retirement Plan is an individual retirement account described in Code § 408(a), an individual retirement annuity described in Code § 408(b), an annuity plan described in Code § 403(a), or a -qualified trust described in Code § 401 (a), that accepts the Distributee's Eligible Rollover Distribution. However, in the case of an Eligible Rollover Distribution to the surviving spouse, an Eligible Retirement Plan is an individual retirement account or individual retirement annuity.

(3) Distribute. A Distributee includes an Employee or former Employee. In addition, the Employee's or former Employee's Surviving Spouse and the Employee's or former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Code § 414(p), are Distributees with regard to the interest of the spouse or former spouse.

(4) Direct Rollover. A Direct Rollover is a payment by this Plan to the Eligible Retirement Plan specified by the Distributee.

§ 8. ADMINISTRATION

8.1 Named Fiduciary. The Plan Administrator shall be the "named fiduciary" responsible for the control, management and administration of this Plan. The Company shall perform the responsibilities of the Plan Administrator. The Plan Administrator may appoint or employ persons to assist in the administration of the Plan and may appoint or employ any other agents it deems advisable, including legal counsel, actuaries, auditors, bookkeepers and recordkeepers to serve at the Plan Administrator's direction.

8.2 Plan Administrator Powers and Duties.

(a) General. The Plan Administrator shall have the exclusive responsibility and complete discretionary authority to control the operation, management and administration of this Plan, with all powers necessary to enable it properly to carry out such responsibilities, including (but not limited to) the power to construe this Plan, to determine eligibility for benefits and to resolve all interpretative, equitable or other questions that arise under this Plan. All disbursements by the Trustee shall be made upon, and in accordance with, the written instructions of the Plan Administrator. The decisions of the Plan Administrator on all matters within the scope of its authority shall be final and binding upon each Participating Employer and Participants and Beneficiaries.

(b) Forms. The Plan Administrator may require a Participant to complete and file with the Plan Administrator an application for a distribution, and all other forms approved by the Plan Administrator, and to furnish all pertinent information requested by the Plan Administrator. When making a determination or calculation, the Plan Administrator shall be entitled to rely upon information furnished by a Participant or Beneficiary, the legal counsel of the Plan Administrator or the Trustee.

(c) Records. All acts and determinations of the Plan Administrator shall be duly recorded by the person so designated by the Plan Administrator to maintain such records (or under his or her supervision) and all such records, together with such other documents as may be necessary for the administration of this Plan shall be preserved in the custody of such person.

(d) Appointment of Others. The Plan Administrator may appoint such additional persons as agents or advisors to perform such functions as it may deem necessary and helpful to the effective performance of its duties as a fiduciary to this Plan. The compensation of such agents or advisors shall be fixed by the Plan Administrator and shall be paid by the Trust, unless the Company or a Participating Employer elects to pay such compensation.

(e) Information from Others. The Company, the Plan Administrator, the other Participating Employers, the Board and the Trustee shall be entitled to rely upon all information and data contained in any certificate or report or other material prepared by any actuary, accountant, attorney or other consultant or advisor selected by the Company or the Plan Administrator to perform services on behalf of this Plan. The Plan

Administrator, officers and employees of the Company and the other Participating Employers shall (to the extent permissible under law and the Company's charter and by-laws) be indemnified and held harmless by the Company for any costs, expenses, losses, liabilities or assessments arising out of any action taken or omitted by them in good faith in reliance upon the advice or opinion of any such person selected by the Company to perform services for this Plan and all action so taken or omitted shall be conclusive upon each of them and upon all other persons interested in this Plan. The Company shall be entitled to defend or maintain, either in its own name or in the name of the Plan Administrator, any suit or litigation arising under the Plan with respect to the Plan Administrator, and may employ its own counsel.

8.3 Agent for Service of Process. The agent for service of process for this Plan shall be the person currently listed in the summary plan description for this Plan as the agent for service of process for this Plan.

8.4 Plan Expenses. All usual and reasonable expenses of maintaining, operating and administering the Plan, including the expenses of the Plan Administrator, any investment advisor and the Trustee, shall be paid from the Trust (whether directly or indirectly or by reimbursement to the Company or a Participating Employer), except to the extent the Company or a Participating Employer elects to pay such expenses.

§ 9. TRUST FUND AND ACCOUNT INVESTMENTS

9.1 Trust Fund. The Trust Fund shall be held, administered, controlled and invested by the Trustee subject to § 9.2 and to the terms of the Trust Agreement for the exclusive benefit of Participants and Beneficiaries. Except as provided in Article IV of the Trust Agreement, the Trustee shall have no responsibility whatsoever for the control, management, or administration of this Plan or for the timely collection of the contributions due under this Plan.

9.2 Directed Accounts.

(a) General. The Company (or its designee) shall determine the number and investment characteristics for the Investment Funds under this Plan from time to time. Subject to § 9.2(e), each Participant or Beneficiary shall have the right to make an Election at any time as to how future contributions to his or her Account as well as the balance of his or her Account as of any Valuation Date shall be invested among the Investment Funds available under this Plan in accordance with the procedures set forth in § 9.2(b), and the Trustee shall use the Trustee's best efforts to see that each Participant and Beneficiary is provided such information and rights to exercise control over his or her Account as required to satisfy all of the conditions to make this Plan an "ERISA Section 404(c) plan" (within the meaning of the regulations under ERISA § 404(c)) and to make each election by a Participant or Beneficiary subject to the relief provided under ERISA § 404(c). Any such investment election by the Participant or Beneficiary shall remain in effect until a subsequent election becomes effective or until such election is rendered null and void by the operation of this Plan. Notwithstanding the foregoing, the Company may at any time provide that a Participant shall not have the right to elect to invest his or her Before-Tax Account, his or her After-Tax Account, his or her Rollover Account or any subaccounts maintained pursuant to the Appendix to the Plan which consist of any type of employee contributions or rollover contributions in any Investment Fund which is an "employer stock" Investment Fund which is invested in Employer Securities.

(b) Election Procedures. Each Participant or Beneficiary shall communicate any investment Election under this § 9.2 to the Trustee (or its designated agent) pursuant to a voice activated response system maintained by the Trustee or in such other method as may be established by the Plan Administrator. The Plan Administrator shall communicate in writing to Participants and Beneficiaries the procedures and the necessary information for accessing such system. Each Participant or Beneficiary shall receive written confirmation of any election made through such voice activated response system from the Trustee within a reasonable period after the Trustee effects such election. The Trustee shall comply with any investment election made pursuant to the voice activated response system. The Plan Administrator shall have the right in implementing this Plan and in making any changes in Investment Funds to freeze all or a part of the Elections otherwise available under this Plan for whatever period the Plan Administrator deems necessary or appropriate to implement this Plan or any such changes.

(c) No Election. If no Election is in effect under this § 9.2 for a Participant or Beneficiary for any period, his or her Account (together with all contributions to such Account), or the portion of the Account not properly designated for investment, shall be invested automatically in the Investment Fund designated as the "default fund" by the Company.

(d) Expenses. As determined by the Plan Administrator, administrative expenses incurred to effect the investment Elections made by each Participant or Beneficiary to the Investment Funds under this § 9.2 may be charged to the Account of the Participant or Beneficiary making such election.

(e) Percentage Limits. The Company may establish limits on what percentage of a Participant's Account may be invested in any Investment Fund and shall communicate any such limitations in writing to Participants from time to time.

(f) Employer Securities.

(1) General. Except as the Plan Administrator (or its designee) may otherwise direct, investments under the Plan in Employer Securities shall be made via an "employer stock" Investment Fund which shall consist of Employer Securities and short-term liquid investments necessary to satisfy the "employer stock" Investment Fund's needs for transfers and payments. Any investments under the Plan in Employer Securities shall be made in compliance with and subject to the applicable limitations of ERISA § 407; provided, however, that the Plan shall be authorized to invest up to 50% of the value of the total assets of the Plan in Employer Securities. The Plan Administrator may establish from time to time restrictions or limitations on transfers into or out of any "employer stock" Investment Fund, including restrictions or limitations on any distributions, withdrawals or loans under § 7 or § 9.3. The Company (or its designee) may at any time, because of Securities law restrictions or other legal restrictions, direct the Trustee to cease purchases and sales of Employer Securities by the "employer stock" Investment Fund.

(2) Unitized Accounting. Each Participant's interest in the "employer stock" Investment Fund shall be measured in participation units, such units representing a proportionate interest in all assets of the "employer stock" Investment Fund, which includes Employer Securities and, at times, short-term cash investments and receivables for dividends and/or Employer Securities "sold" and payables for Employer Securities "purchased".

(3) Dividends. Dividends received by the "employer stock" Investment Fund are reinvested in additional Employer Securities.

(4) Purchases and Sales. Purchases and sales of Employer Securities (other than for exchanges) shall be made on the open market or in such other manner as may be determined by the Plan Administrator or the Trustee; provided, however, that if directed by the Company in writing prior to a trading

date, the Trustee may purchase or sell Employer Securities from or to the Company if the purchase or sale is for adequate consideration (within the meaning of ERISA § 3(18)) and no commission is charged. If, in the reasonable judgment of the Trustee, there is insufficient liquidity in the "employer stock" Investment Fund on any given day to meet all redemption orders for such day, the Trustee shall hold all such orders until, in the reasonable judgment of the Trustee, there is sufficient liquidity to meet such orders. The Plan Administrator or the Trustee may establish from time to time administrative procedures for processing redemption requests, including the placement of restrictions or limitations on redemption orders in the event of insufficient liquidity in the "employer stock" Investment Fund.

(5) Voting. Whole shares of Employer Securities credited to the Participants' Accounts shall be voted by the Trustee as directed by the Participants in writing from time to time. Fractional shares of Employer Securities credited to the Participants' Accounts shall be aggregated into whole shares of Employer Securities and voted by the Trustee to reflect to the extent possible the voting directions of the Participants with respect to whole shares of Employer Securities. Any shares with respect to which the Participant does not give directions for voting in a timely manner shall be voted by the Trustee in the same proportion as the whole shares credited to the Participants' Accounts are voted by the Participants. Notwithstanding the foregoing, if the Company determines that a legal or administrative restriction would preclude the voting by the Participants of Employer Securities credited to the Participants' Accounts, the Company shall so inform the Trustee and such shares shall be voted by the Trustee as directed by the Company (or its designee). In such a case, fractional shares of Employer Securities credited to the Participants' Accounts shall be aggregated into whole shares of Employer Securities and voted by the Trustee to reflect to the extent possible the voting directions of the Company with respect to whole shares of Employer Securities.

(6) Tender Offers. In the event of a tender offer for Employer Securities at a time when Employer Securities are readily tradeable on an established market, each Participant who has whole shares of Employer Securities allocated to his or her Account shall be given the opportunity to direct the Trustee regarding whether to tender or not to tender the whole shares of Employer Securities allocated to his or her Account. The Trustee, as promptly as practicable after a tender offer for Employer Securities is made, shall send to each such Participant such materials and forms for responding as the Trustee deems appropriate. Any form for responding shall prominently note that a failure by a Participant to return such form within a specified reasonable period of time shall be deemed a direction to the Trustee not to tender the whole shares of Employer Securities allocated to the Account of such Participant. As promptly as practicable after receiving a Participant's response form which directs the Trustee to tender his or her whole shares of Employer Securities, the Trustee shall tender such shares; provided, however, that the Trustee shall have the right to take such other action as required to comply with the terms of any valid order

of a court of competent jurisdiction. After the expiration of the period during which Participants may direct the Trustee to tender shares under this § 9.2, the Trustee shall determine the total number of whole shares it was directed to tender, and the total number of whole shares it was directed not to tender (either expressly or by failure to timely respond). If the majority of the whole shares of Employer Securities were directed to be tendered, then the Trustee shall also tender, as promptly as practicable, any fractional shares which are held in the Participants' Accounts. The Trustee shall take such steps as the Trustee deems reasonable and appropriate to effect directions from Participants in a confidential manner.

9.3 Loans.

(a) General. Each Participant who is an Employee and each Participant or Beneficiary who is a "party-in-interest" (as defined in ERISA § 3(14)) with respect to this Plan may request a loan from his or her Account under this Plan by filing properly completed loan application forms in accordance with the loan application procedures established by the Plan Administrator for this purpose. The Plan Administrator shall grant all loan requests that are made in accordance with such procedures on a reasonably equivalent basis (within the meaning of Code § 4975(d)(1)(A) and ERISA § 408(b)(1)(A)) for similarly situated parties-in-interest subject to the conditions set forth in this § 9.3.

(b) Administration. The Plan Administrator shall establish written procedures for loan applications and shall approve the form of the promissory note evidencing a loan under this Plan and the security agreement between this Plan and a Participant or Beneficiary. Any such loan application procedures, promissory notes or security agreements hereby are expressly incorporated by reference as part of this Plan.

(c) Limitations. The principal amount of a loan made under this Plan to a Participant or Beneficiary, when added to the outstanding principal balance of any outstanding loans made to him or her under this Plan or any other plan maintained by an Affiliate that satisfies the requirements of Code § 401, shall not exceed the lesser of

(1) 50% of the vested portion of his or her Account at the time such current loan is made, or

(2) $50,000 reduced by the excess (if any) of

(A) the highest outstanding principal balance of any previous loans to him or her from this Plan and any other plan maintained by an Affiliate during the one-year period ending immediately before the date on which such current loan is made, over

(B) the current outstanding principal balance of such previous loans on the date on which such current loan is made.

The minimum loan amount shall be $1,000 or such other amount set by the Plan Administrator from time to time. A Participant or Beneficiary may only apply for a new loan one time each Plan Year and in no event shall a Participant or Beneficiary have more than one loan outstanding under this Plan at any time.

(d) Interest Rate. The interest rate for a loan made under this Plan shall be set by the Plan Administrator at a rate that the Plan Administrator deems reasonable at the time the loan is made and, to the extent required by the Department of Labor regulations, shall be the prevailing interest rate charged under similar circumstances by a commercial lender for a secured loan with comparable risk, as determined by the Plan Administrator at the time the loan is approved

(e) Repayment Period.

(1) No loan shall be made under this Plan that provides for a repayment period that exceeds five years unless such loan is classified as a "home loan" (as described in Code § 72(p)). The repayment period for a home loan shall not exceed ten years.

(2) A loan made under this Plan shall become due and payable in full

(A) if a Participant's employment as an Employee terminates for any reason whatsoever unless such Participant remains a "party-in-interest" (as defined in ERISA § 3(14)) with respect to this Plan following his or her termination of employment,

(B) if the Plan Administrator or the Trustee concludes that the Participant or Beneficiary no longer is a good credit risk, or

(C) if a Participant's or Beneficiary's obligation to repay the loan has been discharged through a bankruptcy or any other legal process or action that did not actually result in payment in full.

(D) If a Participant incurs a uniformed military service leave, such Participant's loan repayment obligations shall be suspended during such leave, and the term of the loan shall be renegotiated at the termination of such leave, as permitted under Code § 414(u)(4).

(E) If a Participant incurs an unpaid leave of absence of up to one year, the Participant's loan status shall be frozen and the loan will be re-amortized over the remainder of the original loan repayment period upon the Participant's return to work.

(f) Method of Repayment. A loan made under this Plan shall require that repayment be made, to the extent possible, through payroll withholding for a Participant who is an active Employee and through such other means as the Plan Administrator deems appropriate for a Participant or Beneficiary who is not an active Employee and for a Participant who is an active Employee but for whom payroll withholding is not

available. Further, a loan may be repaid in full at any time prior to the expiration of the installment period of such loan by a single sum payment to the Trustee of the outstanding principal balance then due plus any accrued but unpaid interest. All repayments made to a Participating Employer shall be transferred to the Trustee as soon as practicable after the Participating Employer deducts or receives such repayments. The repayment of a loan may be suspended and may be subject to a grace period in accordance with procedures established by the Plan Administrator and consistent with Code § 72(p).

(g) Security and Default.

(1) Any loan made to a Participant or Beneficiary under this Plan shall be secured by 50% of his or her total vested interest in his or her Account.

(2) A loan made under this Plan shall be in default if the Participant or Beneficiary

(A) fails to repay the loan before the end of the repayment period set forth in the promissory note that accompanies the loan,

(B) fails to repay the amount due and payable on the loan upon the occurrence of an event described in § 9.3(e)(2), or

(C) satisfies any other default provision set forth in the terms and conditions of the promissory note that accompanies the loan.

(3) Upon default of a loan made under this Plan, the Trustee shall upon direction by the Plan Administrator foreclose on such loan and exercise the Plan's security interest in the Participant's or Beneficiary's Account by reducing the amount otherwise distributable to him or her under this Plan by the principal amount of the loan plus any accrued but unpaid interest then due at the time of default as determined without regard to whether the loan had been discharged through a bankruptcy or any other legal process or action that did not actually result in payment in full. Notwithstanding the foregoing, foreclosure on a loan shall not occur and the Trustee shall not exercise the Plan's security interest in an Account until a distributable event occurs under this Plan. In the event a default occurs prior to a distributable event, the Plan Administrator shall direct the Trustee to take such other steps to cure the default as the Plan Administrator deems appropriate under the circumstances to preserve Plan assets and to prevent a windfall to a Participant or Beneficiary.

(4) The Plan Administrator shall have the power to direct the Trustee to take such action as the Plan Administrator deems necessary or appropriate to stop the payment of an Account to or on behalf of a Participant or Beneficiary who fails to repay a loan (without regard to whether his or her obligation to repay such loan had been discharged through a bankruptcy or any other legal process or action) until his or her Account has been reduced by the principal plus accrued but unpaid interest due (without regard to such discharge) on such loan or to

distribute the note that evidences such loan in full satisfaction of any interest in such Account that is attributable to the value of such note.

(5) Notwithstanding the foregoing, in the event a loan is discharged in bankruptcy, interest shall continue to accrue on such loan only to the extent permitted under applicable law.

(h) Other Conditions. Any loan made under this Plan shall be subject to such other terms and conditions as the Plan Administrator from time to time shall deem necessary or appropriate, as described in the promissory note evidencing such loan, including the condition that the Participant or Beneficiary execute an applicable financing statement and the condition that he or she pay any applicable loan fees set by the Plan Administrator with his or her application for the loan and reimburse this Plan for the reasonable expenses that this Plan incurs to make and service such loan.

(i) Accounting. A loan to a Participant or Beneficiary under this Plan shall be made from his or her Account as of any date acceptable to the Plan Administrator and the Trustee, and such loan shall be an asset of such Account and the interest paid on such loan shall be credited exclusively to such Account in accordance with administrative procedures established by the Plan Administrator. Further, any expense regarding the loan shall be debited from the Participant's or Beneficiary's Account.

§ 10. AMENDMENT, TERMINATION, MERGER AND TRANSFER

10.1 Amendment. The Company (or its designee) shall have the right at any time and from time to time to amend this Plan in any respect, retroactively or prospectively, provided that no amendment shall be made that would (a) divert any of the assets of the Trust Fund to any purpose other than the exclusive benefit of Participants and Beneficiaries or (b) eliminate or reduce an optional form of benefit except to the extent permissible under Code § 411 (d), except if necessary to cause this Plan and the Trust Fund to be exempt from income taxes under the Code. Any amendment adopted by the Company (or its designee) shall be binding on each other Participating Employer as if adopted by each such Participating Employer.

10.2 Termination. The Company reserves the right to terminate or to partially terminate this Plan or to declare a discontinuance of contributions to this Plan at any time by action of its Board. The Company reserves the right to terminate the participation in this Plan by any Participating Employer at any time by action of its Board, and a Participating Employer's participation in this Plan automatically shall terminate if (and at such time as) its status as an Affiliate terminates for any reason whatsoever (other than through a merger or consolidation into another Participating Employer). However, a Participating Employer's termination of participation in this Plan shall not be deemed to be a termination or partial termination of this Plan except to the extent required by the Code. If there is a termination or partial termination of this Plan or a declaration of a discontinuance of contributions to this Plan, the Accounts of all affected Participants who are active Employees as of the effective date of such termination, partial termination or declaration shall become fully vested.

In the case of any such termination, partial termination, or declaration, the Plan Administrator shall cause all unallocated amounts to be allocated to the appropriate Accounts of the affected Participants and Beneficiaries and shall direct the Trustee to distribute such Accounts to such Participants and Beneficiaries in accordance with uniform rules established by the Plan Administrator.

10.3 Merger or Consolidation or Similar Transaction. In the case of any merger or consolidation of this Plan with, or transfer of assets or liabilities of this Plan to, any other employee benefit plan, each person for whom an Account is maintained shall be entitled to receive a benefit from such plan, if it is then terminated, that is equal to or greater than the benefit he or she would have been entitled to receive immediately before the merger, consolidation or transfer, if this Plan had been terminated, in accordance with Code § 414(l). The special rules that relate to any Prior Plan that is involved in a merger, consolidation or similar transaction with this Plan are described in the Appendix to this Plan.

§ 11. MISCELLANEOUS

11.1 Spendthrift Clause. Except to the extent permitted by law and subject to the following paragraph and to § 11.4, no Account, benefit, payment or distribution under this Plan or the Trust shall be subject to attachment, garnishment, levy (other than a federal tax levy), execution or any claim or legal process of any creditor of a Participant or Beneficiary, and no Participant or Beneficiary shall have any right to alienate, commute, anticipate, or assign all or any part of his or her Account, benefit, payment or distribution under this Plan or the Trust.

The foregoing provision shall not apply in the case of (i) a qualified domestic relations order (as set forth in § 11.4) which is determined by the Plan Administrator to meet the requirements of Section 414(p) of the Code, or (ii) the Participant's liability to the Plan due to: (A) the Participant's conviction of a crime involving the Plan (B) a judgment, consent order, or decree in action for violation of fiduciary standards, or (C) a settlement involving the Department of Labor or Pension Benefit Guaranty Corporation.

11.2 Benefits Supported Only by Trust Fund. Any person having any claim for any benefit under this Plan shall look solely to the assets of the Trust Fund for the satisfaction of such claim. In no event shall the Company, the other Affiliates or the Trustee, or any of their employees, officers, members of their board of directors or agents, be liable in their individual capacities to any person whomsoever for the payment of benefits under this Plan.

11.3 Nonreversion and Exclusive Benefit. No part of the Trust Fund shall ever be used for or be diverted to purposes other than for the exclusive benefit of Participants and Beneficiaries except that

(a) any amounts remaining in a Code § 415 suspense account established under § 6 that cannot be allocated under Code § 415 upon the termination of this Plan shall be returned to the Participating Employers upon such termination;

(b) a contribution that is made by a Participating Employer by a mistake of fact shall be refunded to such Participating Employer within one year after the payment of such contribution; and

(c) a contribution to the extent disallowed (within the meaning of ERISA § 403(c)(2)(C)) as a federal income tax deduction shall be refunded to the Participating Employer making such contribution within one year after the disallowance of such deduction, all such contributions being made expressly on the condition that such contributions are deductible in full for federal income tax purposes in the year for which the contribution is made.

11.4 Qualified Domestic Relations Order. In accordance with uniform and nondiscriminatory procedures established by the Plan Administrator from time to time, the Plan Administrator upon the receipt of a domestic relations order that seeks to require the distribution of a Participant's Account in whole or in part to an "alternate payee" (as that term is defined in Code § 414(p)(8)) shall

(a) promptly notify the Participant and such "alternate payee" of the receipt of such order and of the procedure that the Plan Administrator shall follow to determine whether such order constitutes a "qualified domestic relations order" within the meaning of Code § 414(p),

(b) determine whether such order constitutes a "qualified domestic relations order", notify the Participant and the "alternate payee" of the results of such determination and, if the Plan Administrator determines that such order does constitute a "qualified domestic relations order",

(c) transfer such amounts, if any, as the Plan Administrator determines necessary or appropriate from the Participant's Account to a special Account for such "alternate payee", and

(d) distribute to such "alternate payee" such special Account when the Plan Administrator deems such distribution is called for under the terms of such order.

The determinations and the distribution made by, or at the direction of, the Plan Administrator under this § 11.4 shall be final and binding on the Participant and on all other persons interested in such order, and the Plan Administrator shall have the power to make such distributions at any time (without regard to whether the Participant is eligible for a distribution) and to establish such rules regarding the investment of a special Account pending such a distribution as the Plan Administrator deems administratively convenient.

An "alternate payee" shall have the right to designate a Beneficiary for the payment of his or her special Account in the event of his or her death before his or her special Account is paid to him or her under the same rules as a Participant who has no spouse and, if an "alternate payee" dies without designating a Beneficiary, such special Account shall be paid as if his or her designated Beneficiary had predeceased him or her.

11.5 No Estoppel of Plan. No person is entitled to any benefit under this Plan except and to the extent expressly provided under this Plan. The fact that payments have been made from this Plan in connection with any claim for benefits under this Plan does not (a) establish the validity of the claim, (b) provide any right to have such benefits continue for any period of time, or (c) prevent this Plan from recovering the benefits paid to the extent that the Plan Administrator determines that there was no right to payment of the benefits under this Plan. Thus, if a benefit is paid under this Plan and it is thereafter determined by the Plan Administrator that such benefit should not have been paid (whether or not attributable to an error by the Participant, a Participating Employer,

or any other person), then the Company may take such action as the Company deems necessary or appropriate to remedy such situation, including without limitation by (1) deducting the amount of any overpayment theretofore made to or on behalf of such Participant from any succeeding payments to or on behalf of such Participant under this Plan or from any amounts due or owing to such Participant by the Company or any Affiliate or under any other plan, program or arrangement benefiting the Employees or former Employees of the Company or any Affiliate, or (2) otherwise recovering such overpayment from whoever has benefited from it.

If the Plan Administrator determines that an underpayment of benefits has been made, the Company shall take such action as it deems necessary or appropriate to remedy such situation. However, in no event shall interest be paid on the amount of any underpayment other than the investment gains (or losses) credited to the Participant's Account pending payment.

11.6 Top-Heavy.

(a) General. As of the last day of each Plan Year, a determination shall be made under § 11.6(b) whether this Plan is top-heavy and, if this Plan is top-heavy, the Participating Employers shall contribute such amounts, if any, as are necessary to satisfy the minimum allocation requirements described in § 11.6(c). Any such contributions shall, be credited as of the last day of such Plan Year to the affected Participants' Matching Accounts. The Plan Administrator shall take such other action as it deems necessary to satisfy the requirements of Code § 416(h) if it determines that this Plan fails to meet the requirements set forth in Code § 416(h)(2)(B).

(b) Top Heavy Determination. The Plan Administrator shall determine the sum of the present value of the accrued benefits of key employees as defined in Code § 416(i)(1) ("Key Employee") and the sum of the present value of the accrued benefits of all other employees in accordance with the rules set forth in Code § 416(g) or shall take such other action as the Plan Administrator deems appropriate to conclude that no such determination is necessary under the circumstances. If the sum of the present value of the accrued benefits of Key Employees exceeds 60% of the sum of the present value of the accrued benefits of all employees as of the last day of any Plan Year (disregarding the accrued benefit of any employee who has not performed any services for any Participating Employer at any time during the 5-year period ending on such determination date), this Plan shall be "top-heavy" for the immediately following Plan Year. For purposes of this § 11.6, the present value of the accrued benefit of each employee shall be equal to the sum of

(1) the balance of such employee's Account under this Plan (determined for this purpose as of the last day of each Plan Year);

(2) the present value of such employee's accrued benefit, if any, (determined as of the valuation date that coincides with or precedes the determination date for such plan) under (A) each qualified plan (as described in Code § 401 (a)) maintained by an Affiliate (i) in which a Key Employee is a

participant or (ii) that enables any plan described in subclause (i) to meet the requirements of Code § 401(a)(4) or Code § 410, and (B) each other qualified plan maintained by an Affiliate (other than a plan described in clause (A)) that may be aggregated with this Plan and the plans described in clause (A), provided such aggregation group (including a plan described in this clause B) continues to meet the requirements of Code § 401(a)(4) and Code § 410; and

(3) the value of any withdrawals and distributions made from this Plan and such plans during the 5-year period ending on such determination date and the value of any contributions due under this Plan and such plans but as yet unpaid as of such determination date.

(c) Top Heavy Minimum Allocation. If the Company determines that this Plan is "top-heavy" for any Plan Year, a contribution shall be made on behalf of each Participant who is not a Key Employee and is an Eligible Employee on the last day of such Plan Year that, when added to the employer contributions and forfeitures otherwise allocated on behalf of such individual for such Plan Year under this Plan and any other defined contribution plan maintained by an Affiliate, is equal to 3% of such Participant's Compensation for such Plan Year or such lesser percentage permissible under Code § 416.

However, no contribution shall be made under this § 11.6 for any Participant to the extent he or she receives the top heavy minimum contribution or benefit (as described in Code § 416(c)) under another defined contribution plan or defined benefit plan maintained by the Company or an Affiliate for such Plan Year.

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute and affix its seal to this amendment and restatement of the Plan this 28 day of December, 2001.

AVZ, INC.

By: Robert F. McCullough

Title: CFO

(CORPORATE SEAL)

ATTEST:

By: [signature]

Title: Secretary

ATLLIB01 852387.4

APPENDIX

AMENDMENT NO. 1
TO THE
AMVESCAP 401(k) PLAN

THIS AMENDMENT made as of this 20th day of December, 2002 by AVZ, Inc. (the "Company");

W I T N E S S E T H:

WHEREAS, the Company maintains the AMVESCAP 401(k) Plan, as amended and restated effective as of January 1, 2001 (the "Plan"), for the exclusive benefit of its employees and their beneficiaries;

WHEREAS, the Company desires to amend the Plan to incorporate certain changes required or permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001; and

WHEREAS, pursuant to Section 10.1 of the Plan, the Company has the authority to amend the Plan in whole or in part at any time.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.

PREAMBLE

Adoption and Effective Date of Amendment. This amendment is adopted to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") as they are applicable to the Plan. This amendment is intended to serve as good faith compliance with the requirements of EGTRRA, and is to be construed in accordance with EGTRRA and guidance issued thereunder. Except as otherwise provided, this amendment shall be effective as of January 1, 2002.

Supersession of Inconsistent Provisions. This amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this amendment.

2.

Section 3.12(b) of the Plan is amended by deleting the final paragraph of such section and substituting the following therefor:

> "The Compensation of each Participant taken into account in determining contributions and allocations for any Plan Year beginning after December 31, 2001, shall not exceed $200,000, as adjusted for cost-of-living increases in accordance with Code § 401(a)(17)(B)."

3.

Section 5.1(a) of the Plan is amended by deleting the first sentence of such section in its entirety and substituting the following therefor:

> "Subject to all the terms, conditions and limitations of the Plan, each Participant may make an Election to make Before-Tax Contributions, from 1% to 11% (1% to 15%, effective January 1, 2002) of his or her Compensation, plus, if applicable, additional Before-Tax Contributions as permitted under Section 5.1(e), through payroll deductions for each pay period during which he or she is an Eligible Employee."

4.

A new **Section 5.1(e)** is added to the Plan to read as follows:

> "(e) Catch-Up Contributions. Effective as of January 1, 2002, all Participants who are eligible to make Before-Tax Contributions under the Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up Before-Tax Contributions in accordance with and subject to the limitations of Code § 414(v). Such catch-up Before-Tax Contributions shall not be taken into account for purposes of the provisions of the Plan implementing the limitations required under Code §§ 402(g) and 415. The Plan shall not be treated as failing to satisfy the requirements of Code §§ 401(k)(3), 401(k)(11), 401(k)(12), 410(b), or 416, nor the Plan provisions implementing such requirements, by reason of the making of such catch-up Before-Tax Contributions."

5.

Section 5.3(a) is amended by the addition of the following new sentence at the end of the existing section:

> "Notwithstanding anything contained herein to the contrary, any catch-up Before-Tax Contributions made in accordance with Section 5.1(e) shall not be eligible for Matching Contributions."

6.

Section 6.1(a) of the Plan is amended by the addition of a final paragraph to read as follows:

> "Except to the extent permitted under § 5.1(e) of the Plan and Code § 414(v), effective as of January 1, 2002, the contributions (other than Rollover Contributions) allocated to a Participant's Account for any Plan Year shall not exceed the lesser of: (i) $40,000, as adjusted for increases in the cost-of-living under Code § 415(d); or (ii) 100% of the Participant's annual compensation, within the meaning of Code § 415(c)(3), for the Plan Year. The annual compensation limit referred to in item (ii) above shall not apply to any contribution for medical

benefits after separation from service (within the meaning of Code § 401(h) or § 419A(f)(2)) which is otherwise treated as an annual addition."

7.

Section 6.4(c) of the Plan is amended by the addition of a final sentence to read as follows:

"The multiple use limitation described in this § 6.4(c) shall not apply for any Plan Year beginning after December 31, 2001."

8.

Section 7.1 of the Plan is amended by the addition of a final paragraph to read as follows:

"Effective as of January 1, 2002, a Participant's Account may be distributed upon the Participant's severance from employment. However, such distribution shall be subject to the other provisions of the Plan regarding distributions, other than provisions that require a termination of employment before such Account may be distributed."

9.

Section 7.4 of the Plan is amended by the addition of a final paragraph to read as follows:

"Effective as of January 1, 2002, for purposes of this § 7.4, a Participant's entire Account shall be determined without regard to the portion of the Account that is attributable to Rollover Contributions (and earnings allocable thereto)."

10.

Section 7.10(b)(1) of the Plan is amended by the addition of a final paragraph to read as follows:

"Effective as of January 1, 2002, a portion of a distribution shall not fail to be an Eligible Rollover Distribution merely because the portion consists of after-tax employee contributions (to the extent permitted, if any) which are not includible in gross income. However, such portion may be transferred only to an individual retirement account or individual retirement annuity described in Code §§ 408(a) or (b), or to a qualified defined contribution plan described in Code §§ 401(a) or 403(a) that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible."

11.

Section 7.10(b)(2) of the Plan is amended by the addition of a final paragraph to read as follows:

"Effective as of January 1, 2002, an Eligible Retirement Plan shall also mean an annuity contract described in Code § 403(b) and an eligible plan under Code § 457(b) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and which agrees to separately account for amounts transferred into such plan from the Plan. The definition of Eligible Retirement Plan shall also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relation order, as defined in Code § 414(p)."

12.

A new **Section 11.6(d)** is added to the Plan to read as follows:

"(d) Post-EGTRRA Top-Heavy Provisions

(1) Effective date - This § 11.6(d) shall apply for purposes of determining whether the Plan is a top-heavy plan under Code § 416(g) for Plan Years beginning after December 31, 2001, and whether the Plan satisfies the minimum benefits requirements of Code § 416(c) for such years. This § 11.6(d) amends §§ 11.6(a), (b), and (c) of the Plan.

(2) Determination of Top-Heavy Status –

(i) Key Employee. Key employee means any Employee or former Employee (including any deceased Employee) who at any time during the Plan Year that includes the determination date was an officer of the Company having annual compensation greater than $130,000 (as adjusted under Code § 416(i)(1) for Plan Years beginning after December 31, 2002), a 5% owner of the Company, or a 1% owner of the Company having annual compensation of more than $150,000. For this purpose, annual compensation means compensation within the meaning of Code § 415(c)(3). The determination of who is a key employee will be made in accordance with Code § 416(i)(1) and the applicable regulations and other guidance of general applicability issued thereunder.

(ii) Determination of Present Values and Amounts. This § 11.6(d)(2)(ii) shall apply for purposes of determining the amounts of Participant's Account as of the determination date.

(A) Distributions During Year Ending on the Determination Date. The amounts of account balances of an Employee as of the determination date shall be increased by the distributions made with respect to the Employee under the Plan and any plan aggregated with the Plan under Code § 416(g)(2)

during the 1-year period ending on the determination date. The preceding sentence shall also apply to distributions under a terminated plan which, had it not been terminated, would have been aggregated with the Plan under Code § 416(g)(2)(A)(i). In the case of a distribution made for a reason other than separation from service, death, or disability, this provision shall be applied by substituting "5-year period" for "1-year period."

(B) Employees Not Performing Services During Year Ending on the Determination Date. The accounts of any individual who has not performed services for a Participating Employer during the 1-year period ending on the determination date shall not be taken into account.

(3) Minimum Benefits – Matching Contributions shall be taken into account for purposes of satisfying the minimum contribution requirements of Code § 416(c)(2) and the Plan. Matching Contributions that are used to satisfy the minimum contribution requirements shall be treated as Matching Contributions for purposes of the actual contribution percentage test and the other requirements of Code § 401(m).

(4) Non-Applicability of Top-Heavy Provisions – The top-heavy requirements of Code § 416 and this § 11.6 of the Plan shall not apply in any year beginning after December 31, 2001, in which the Plan consists solely of a cash or deferred arrangement which meets the requirements of Code § 401(k)(12) and matching contributions with respect to which the requirements of Code § 401(m)(11) are met."

Except as provided herein, the provisions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment No. 1 to be executed by its duly authorized corporate officer as of the day and year first written above.

AVZ, INC.

By: 

Title:

AMENDMENT NO. 2
TO THE
AMVESCAP 401(k) PLAN

THIS AMENDMENT made as of this 31st day of January, 2003 by AVZ, Inc. (the "Company");

W I T N E S S E T H:

WHEREAS, the Company maintains the AMVESCAP 401(k) Plan, as amended and restated effective as of January 1, 2001 (the "Plan"), for the exclusive benefit of its employees and their beneficiaries;

WHEREAS, the Internal Revenue Service has requested certain amendments to the Plan in connection with an application for determination concerning the Plan's continued qualification under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended;

WHEREAS, the Company desires to adopt such amendments; and

WHEREAS, Article X of the Plan authorizes the Company to amend the Plan from time to time and for any reason.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.

The reference to "§ 3.11(b)" in **Section 3.12(a)** is deleted.

2.

The references to "as determined under § 3.11" in the second paragraph of **Section 3.12(b)** are deleted.

3.

Section 3.19(d) is amended in its entirety to read as follows:

"(d) A "leased employee." Effective as of the first day of the first Plan Year commencing after December 31, 1996, the term "leased employee" shall mean any person (other than an employee of the recipient) who pursuant to an agreement between the recipient and any other person (the "leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with Code § 414(n)(6)) on a substantially full-time basis for a period of at least one year, and such services are performed under primary direction and control of the recipient; or"

Except as provided herein, the provisions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment No. 2 to be executed by its duly authorized corporate officer as of the day and year first written above.

AVZ, INC.

By: Robert F. McCullough

Title: CFO

AMENDMENT NO. 3
TO THE
AMVESCAP 401(k) PLAN

THIS AMENDMENT is made as of this 1st day of July, 2003 by AVZ, Inc. (the "Company");

W I T N E S S E T H:

WHEREAS, the Company maintains the AMVESCAP 401(k) Plan, as amended and restated effective as of January 1, 2001 (the "Plan"), for the exclusive benefit of its employees and their beneficiaries;

WHEREAS, the Company desires to amend the Plan to increase the maximum Before-Tax Contributions each Participant may make; and

WHEREAS, Section 10.1 of the Plan authorizes the Company (or its designee) to amend the Plan from time to time and for any reason.

NOW, THEREFORE, the Plan is hereby amended as follows:

Section 5.1(a) of the Plan is amended by deleting the first sentence of such section in its entirety and substituting the following therefor:

> "Subject to all the terms, conditions and limitations of the Plan, each Participant may make an Election to make Before-Tax Contributions, from 1% to 11% (1% to 15%, effective January 1, 2002 and 1% to 75%, effective July 1, 2003), of his or her Compensation, plus, if applicable, additional Before-Tax Contributions as permitted under Section 5.1(e), through payroll deductions for each pay period during which he or she is an Eligible Employee."

Except as provided herein, the provisions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment No. 3 to be executed by its duly authorized corporate officer as of the day and year first written above.

AVZ, INC.

By: ______________________



Title: Assistant Secretary

Exhibit C

AMVESCAP

401(k) PLAN TRUST AGREEMENT

Effective As Of January 1, 2000

ATLLIB01 867311.2

TABLE OF CONTENTS

ARTICLE 1 - DEFINITIONS AND CONSTRUCTION 2

ARTICLE 2 - ESTABLISHMENT OF TRUST 5

ARTICLE 3 - PORTFOLIOS AND INVESTMENT ADVISORS 6

ARTICLE 4 - POWERS AND DUTIES OF THE TRUSTEE 11

ARTICLE 5 - DUTIES OF THE PLAN ADMINISTRATOR 15

ARTICLE 6 - TRUST ACCOUNTING 16

ARTICLE 7 - TRUSTEE SUCCESSION 17

ARTICLE 8 - MISCELLANEOUS 19

ARTICLE 9 - AMENDMENT, TERMINATION AND INTERPRETATION 22

AMVESCAP
401(k) PLAN TRUST AGREEMENT

THIS TRUST AGREEMENT is made and entered into as of the 1st day of January, 2000, by and between AVZ, INC., a Delaware corporation (the "Company"), and INSTITUTIONAL TRUST COMPANY (the "Trustee").

W I T N E S S E T H:

WHEREAS, the Company and certain of its subsidiaries and other affiliates have adopted and maintain, for the exclusive benefit of their employees, a 401(k) profit sharing defined contribution plan that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

WHEREAS, the Company desires to establish a trust (the "Trust") to serve as the funding medium for the AMVESCAP 401(k) Plan (the "Plan") and to appoint Institutional Trust Company to serve as Trustee thereunder; and

WHEREAS, the Company intends that the Trust qualify as a tax-exempt trust under Section 501(a) of the Code; and

WHEREAS, this Trust Agreement is intended to comply in all respects with the Employee Retirement Income Security Act of 1974, as amended.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions hereinafter set forth, the Company and the Trustee do mutually covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1 Definitions.

(a) Affiliate means the Company and any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Code) which includes the Company; any trade or business (whether or not incorporated) which is under common control (as defined in Section 414(c) of the Code) with the Company; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Section 414(m) of the Code) which includes the Company; and any other entity required to be aggregated with the Company pursuant to regulations under Section 414(o) of the Code.

(b) Board of Directors means the Board of Directors of the Company.

(c) Code means the Internal Revenue Code of 1986, as amended from time to time, and the regulations issued thereunder.

(d) Company means AVZ, Inc. and any corporation which is the successor thereto.

(e) Covered Individual means a Participant, Surviving Spouse or Beneficiary under the terms of the Plan.

(f) Effective Date means January 1, 2000, the date this Trust Agreement generally shall be effective.

(g) ERISA means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations issued thereunder.

(h) Fiscal Year means the fiscal year of the Trust which shall be January 1 through December 31.

(i) Investment Advisor means an Investment Manager, an Investment Trustee or, in those cases where the Plan Administrator has assumed investment responsibility for a Portfolio, the Plan Administrator.

(j) Investment Fund means a fund established pursuant to a Plan for purposes of permitting a Covered Individual to direct the investment of his account.

(k) Investment Manager means, in accordance with Section 3(38) of ERISA, an investment manager registered as an investment advisor under the Investment Advisors Act of 1940, a bank as defined in

that Act (which may include the Trustee) or an insurance company qualified to manage, acquire or dispose of any asset of the Trust, which is appointed by the Plan Administrator to manage a Portfolio; provided, the Trustee shall have no responsibility to determine whether a person or entity acting as an Investment Advisor meets or continues to meet this definition.

(l) Investment Trustee means the trustee appointed by the Plan Administrator to manage a Portfolio.

(m) Trust means the funding medium comprised of the trust established pursuant to the terms of this Trust Agreement.

(n) Trust Agreement means this agreement, including any modifications or amendments hereto.

(o) Plan means the AMVESCAP 401(k) Plan, as it may be amended from time to time. The Plan shall include all assets and liabilities of any Prior Plan.

(p) Plan Administrator means the Company (or such person or entity as the Company shall appoint or designate from time to time), which shall have the authority to administer the Plan as provided in the Plan document. The Plan Administrator shall be deemed, for purposes of ERISA, to be the named fiduciary for Plan investments.

(q) Portfolio means one or more subaccounts or Investment Funds within the Trust, each comprised of a portion of the assets of the Trust. The number, description and allocation of Portfolios shall be determined by the Plan Administrator as provided in Article 3 of this Trust Agreement.

(r) Prior Plan means another plan which has been merged into, consolidated with or otherwise transferred to the Plan.

(s) Qualifying Employer Security means any security that meets the definition of "employer securities" under Code § 409(l) and the definition of "qualifying employer security" under ERISA § 407 with respect to this Plan, including, without limitation:

(1) ordinary shares or common stock issued by AMVESCAP PLC, or by any successor to such corporation, or by a corporation which is a member of the controlled group of corporations which includes AMVESCAP PLC,

(2) preference shares or preferred stock issued by AMVESCAP PLC, or any successor to such corporation, or by a

corporation which is a member of the controlled group of corporations which includes AMVESCAP PLC,

(3) any securities substituted for any such stock by reason of a recapitalization, reorganization, merger or consolidation, or

(4) an American Depository Receipt which evidences an American Depository Share representing ordinary shares of AMVESCAP PLC, or any successor to such corporation, or shares issued by a member of the controlled group of corporations which includes AMVESCAP PLC.

(t) Trustee means Institutional Trust Company and any successor to it as trustee of the Trust under this Trust Agreement.

1.2 Construction. The masculine pronouns include the feminine wherever used, and the feminine include the masculine wherever used. The singular includes the plural and the plural, the singular in all cases where such meanings would be appropriate. The headings of sections and subsections are included solely for convenience of reference, and in the event of conflict between such headings and the text of the Trust Agreement, the text shall control.

ARTICLE 2
ESTABLISHMENT OF TRUST

2.1 Trust Established. As of the Effective Date, the Company establishes with the Trustee, as a funding medium for the Plan, a trust for the benefit of the Covered Individuals under the Plan, consisting of such sums of money or property as from time to time shall be paid or transferred to the Trustee with respect to the Plan, and such earnings, profits, increments, additions and appreciation thereon as may accrue from time to time to be dealt with in accordance with the terms of this Trust Agreement.

2.2 Separate Trust. The Trust shall be administered separately from any other plan of the Company or an Affiliate and shall not include any assets of any other plan of the Company or an Affiliate unless those assets are transferred to the Plan from another plan in accordance with the provisions of Code §414(l).

2.3 Disqualified Plan. In the event that the Internal Revenue Service determines that the Plan is not a qualified plan within the meaning of Section 401(a) of the Code, and if such Plan is not amended so as to qualify under such section within the period of time permitted by law for retroactive amendment of such Plan, then the Company shall promptly direct the Trustee to transfer the assets of the Trust to the Company, or to an Affiliate, subject to claims against the Trust for administrative expenses.

ARTICLE 3
PORTFOLIOS AND INVESTMENT ADVISORS

3.1 Portfolios. The Trustee shall establish such number of Portfolios as the Plan Administrator (or its designee) from time to time may designate, to each of which shall be allocated such assets of the Trust as the Plan Administrator (or its designee) shall designate. For purposes of complying with Section 407 of ERISA, the Plan Administrator may permit, with respect to the Plan, investment in "qualifying employer real property" and Qualifying Employer Securities, to the extent permitted by Section 407 of ERISA and to the extent provided for in the Plan; provided, that the Trust is authorized to invest up to 50% of the value of the total assets of the Plan in Qualifying Employer Securities.

3.2 Investment Advisor. The Plan Administrator may appoint an Investment Advisor for a Portfolio, who, except as provided in Sections 3.5, 3.7 and 3.8, shall have the sole power and duty to manage and direct the investment and reinvestment of the assets of such Portfolio, and to instruct the Trustee accordingly, in writing or orally (to be followed promptly by written confirmation) with respect to such investments, or in such manner as shall be agreed upon between the Investment Advisor and the Trustee, subject to such guidelines and restrictions as may be contained in the Plans, this Trust Agreement or any separate agreement between the Plan Administrator and such Investment Advisor. With respect to any Portfolio which is a publicly-traded investment fund, all transactions shall be made upon such terms and conditions as the Plan Administrator shall direct.

3.3 Separate Trust Fund. In addition to the investment powers referred to in Section 3.6 below, the Plan Administrator shall have full authority and discretion to authorize an Investment Advisor to invest and reinvest all or any part of its Portfolio in any common, collective or commingled fund maintained by it for the investment of assets of trusts under plans which are qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code. During such period of time as an investment in any such common, collective or commingled fund shall exist, the document establishing such fund shall constitute a part of this Trust Agreement and such document shall govern the management of the investment therein.

3.4 Investment Responsibility. Notwithstanding any provision of this Trust Agreement to the contrary, the Trustee shall be a directed trustee and shall have no discretion with respect to the investment of the Fund. The Plan Administrator shall have investment responsibility for assets held in any cash account maintained by the Trustee (except to the extent an asset is directed for investment in one of the Trustee's collective trust funds and for which the Trustee specifically agrees under a separate agreement to act as an investment manager within the meaning of Section 3(38) of ERISA). The Plan Administrator

may assume direct investment management responsibility for a Portfolio. With respect to assets or Portfolios over which the Plan Administrator has assumed investment management responsibility, the Trustee, acting only as directed by the Plan Administrator, shall enter into such agreements (including any agreement entering into a limited partnership, a subtrust or a participation in real estate funds) as are necessary to facilitate any investment. Except as mandated by ERISA, the Trustee shall not make any investment review of, or consider the propriety of holding or selling, or vote any assets over which the Plan Administrator has investment responsibility.

3.5 Participant Directed Accounts. If the Plan provides for Covered Individuals to direct the investment of all or any portion of the assets allocable under the Plan to their accounts to Investment Funds established under the Plan and this Trust, notwithstanding any provision of this Trust Agreement to the contrary, such assets shall be invested in accordance with the investment instructions of such Covered Individuals. If the Plan provides for Covered Individuals to make a loan from their Plan account, the Trustee shall make such loan in accordance with the directions of the Plan Administrator (or its designee). The Trustee shall have no discretionary control over, nor any other discretion regarding the investment or reinvestment of such assets or in the making of such loans. The manner of making such Covered Individual directed investments or loans shall be in accordance with procedures established by the Plan and the Plan Administrator. If an Investment Advisor has been appointed for the Investment Funds under the Plan, the Investment Advisor shall be subject to the same direction as the Trustee as provided for in this section. The Trustee shall assist the Plan Administrator in providing to each Covered Individual such information and rights to exercise control over his or her Plan account as required to satisfy all of the conditions to make the Plan an "ERISA Section 404(c) plan" (within the meaning of the regulations under ERISA § 404(c)) and to make each investment election by a Covered Individual subject to the relief provided under ERISA § 404(c).

3.6 Investment Powers. With respect to each Portfolio, the Investment Advisor thereof (or with respect to those assets or a cash account over which the Plan Administrator has assumed investment responsibility, the Plan Administrator) shall have the investment powers granted to the Trustee under Article 4, as limited by Section 3.5, and as limited by the agreement between the Plan Administrator and the Investment Advisor, as if all references therein to the Trustee referred to the Investment Advisor (or Plan Administrator).

3.7 Employer Securities.

(a) General. Except as the Plan Administrator (or its designee) may otherwise direct, investments under the Plan and Trust in Qualifying Employer Securities shall be made via an "employer stock" Investment Fund which shall consist of Qualifying Employer Securities and short-term liquid investments necessary to satisfy the "employer stock" Investment

Fund's needs for transfers and payments. Any investments under the Plan and Trust in Qualifying Employer Securities shall be made in compliance with and subject to the applicable limitations of ERISA § 407; provided, however, that the Plan shall be authorized to invest up to 50% of the value of the total assets of the Plan in Qualifying Employer Securities. The Plan Administrator may establish from time to time restrictions or limitations on transfers into or out of any "employer stock" Investment Fund, including restrictions or limitations on any distributions, withdrawals or loans under the Plan, and shall provide notice of any such restriction or limitation to the Trustee. The Company (or its designee) may at any time, because of Securities law restrictions or other legal restrictions, direct the Trustee to cease purchases and sales of Qualifying Employer Securities by the "employer stock" Investment Fund.

(b) Unitized Accounting. Each Covered Individual's interest in the "employer stock" Investment Fund shall be measured in participation units, such units representing a proportionate interest in all assets of the "employer stock" Investment Fund, which includes Qualifying Employer Securities and, at times, short-term cash investments and receivables for dividends and/or Qualifying Employer Securities "sold" and payables for Qualifying Employer Securities "purchased".

(c) Dividends. Dividends received by the "employer stock" Investment Fund are reinvested in additional Qualifying Employer Securities.

(d) Purchases and Sales. Purchases and sales of Qualifying Employer Securities (other than for exchanges) shall be made on the open market or in such other manner as may be determined by the Plan Administrator or the Trustee; provided, however, that if directed by the Company in writing prior to a trading date, the Trustee may purchase or sell Qualifying Employer Securities from or to the Company if the purchase or sale is for adequate consideration (within the meaning of ERISA §3(18)) and no commission is charged. If, in the reasonable judgment of the Trustee, there is insufficient liquidity in the "employer stock" Investment Fund on any given day to meet all redemption orders for such day, the Trustee shall hold all such orders until, in the reasonable judgment of the Trustee, there is sufficient liquidity to meet such orders. The Plan Administrator or the Trustee may establish from time to time administrative procedures for processing redemption requests, including the placement of restrictions or limitations on redemption orders in the event of insufficient liquidity in the "employer stock" Investment Fund.

(e) Voting. Whole shares of Qualifying Employer Securities credited to the Covered Individuals' Plan accounts held by the Trust shall be voted by the Trustee as directed by the Covered Individuals in writing

from time to time. Fractional shares of Qualifying Employer Securities credited to the Covered Individuals' Plan accounts shall be aggregated into whole shares of Qualifying Employer Securities and voted by the Trustee to reflect to the extent possible the voting directions of the Covered Individuals with respect to whole shares of Qualifying Employer Securities. Any shares with respect to which the Covered Individual does not give directions for voting in a timely manner shall be voted by the Trustee in the same proportion as the whole shares credited to the Covered Individuals' Plan accounts are voted by the Covered Individuals. Notwithstanding the foregoing, if the Company determines that a legal or administrative restriction would preclude the voting by the Covered Individuals of Qualifying Employer Securities credited to the Covered Individuals' Plan accounts, the Company shall so inform the Trustee and such shares shall be voted by the Trustee as directed by the Company (or its designee). In such a case, fractional shares of Qualifying Employer Securities credited to the Covered Individuals' Plan accounts shall be aggregated into whole shares of Qualifying Employer Securities and voted by the Trustee to reflect to the extent possible the voting directions of the Company (or its designee) with respect to whole shares of Qualifying Employer Securities

3.8 Tender or Exchange Offer for Qualifying Employer Securities.

(a) The provisions of this Section shall apply in the event any person, either alone or in conjunction with others, makes a tender offer, or exchange offer, or otherwise offers to purchase or solicits an offer to sell to such person one percent or more of the outstanding shares of any Qualifying Employer Security held by the Trustee in the Trust (herein referred to as a "Tender Offer").

(b) The Trustee may not take any action in response to a Tender Offer except as otherwise provided in this Section 3.8. Each Covered Individual shall have the right to direct whether to sell, offer to sell, exchange or otherwise dispose of the shares of any Qualifying Employer Security allocated to his separate accounts maintained under the Plan (the "Allocated Shares") in accordance with the provisions, conditions and terms of such Tender Offer and the provisions of this Section. The tender directions of the Covered Individuals shall be transmitted to the Trustee by the Covered Individuals either directly or through an entity providing services to the Plan. Reasonable means shall be employed to provide confidentiality with respect to the tendering direction by such Covered Individuals and such directions shall be held in confidence and shall not be divulged or released to any person including the Company or any director, officer, employee or agent of the Company, it being the intent of this provision to ensure that the Company (and its directors, officers, employees and agents) cannot determine the tendering direction given by any Covered Individual. Such instructions shall be in

such form and shall be filed in such manner and at such time as the Plan Administrator and the Trustee may prescribe.

(c) A Covered Individual who has directed the tendering or exchange of Allocated Shares in his separate accounts may, at any time prior to the tender or exchange offer withdrawal date, or such earlier date as established by the Plan Administrator and the Trustee, instruct the Trustee to withdraw, and the Trustee shall withdraw, such Allocated Shares from the tender or exchange offer prior to the withdrawal deadline. The Plan Administrator and the Trustee may impose reasonable limits on the number of instructions to tender or exchange or withdraw which a Covered Individual may give.

(d) The Trustee shall sell, offer to sell, exchange or otherwise dispose of the Allocated Shares with respect to which it has received directions to do so under this Section and which have not been withdrawn. The proceeds of a disposition directed by a Covered Individual shall be allocated to each of such Covered Individual's separate accounts in proportion to the number of shares of any Qualifying Employer Security in each of the separate accounts which the Covered Individual instructed the Trustee to be sold, exchanged or otherwise disposed of.

(e) To the extent to which Covered Individuals do not provide instructions or do not issue valid directions to sell, offer to sell, exchange or otherwise dispose of the Allocated Shares, such Covered Individuals shall be deemed to have directed that such shares of Qualifying Employer Securities remain in the Covered Individual's separate accounts subject to all provisions of the Plan.

(f) The Trustee shall use its reasonable best efforts, in conjunction with the Plan Administrator and the Company, to cause to be delivered to each Covered Individual on a timely basis all materials, notices and information as are furnished to the Company's stockholders in respect of the exercise of tender or exchange rights, together with forms by which the Covered Individual may confidentially instruct the Trustee, or revoke a prior instruction, with respect to shares of any Qualifying Employer Security allocated to his accounts. Any instruction form shall prominently note that a failure to return such form within a specified reasonable period of time shall be deemed to be a direction not to tender or exchange Allocated Shares in the Covered Individual's accounts.

(g) Notwithstanding the foregoing provisions of this Section 3.8, the Trustee, after consulting with the Plan Administrator, shall have the right to change or modify its actions hereunder to the extent such change or modification is mandated by the terms of any valid order of a court of competent jurisdiction.

ARTICLE 4
POWERS AND DUTIES OF THE TRUSTEE

4.1 General Powers. Pursuant to the terms of this Trust Agreement and ERISA, the Trustee shall hold, manage, care for and protect the assets of the Trust. Subject to the provisions of Article 3, the Trustee, as directed trustee, shall invest and reinvest the principal and income of the Trust and keep the Trust invested, without distinction between principal and income, in such securities or in such property, real or personal, wherever situated, as it is properly directed, regardless of any limitations under state law on the investment of trust funds. Without limiting the generality of the foregoing, the funds of the Trust may be invested in stocks, common or preferred, trust shares, mutual funds shares, annuity contracts, bonds and mortgages, and other evidences of indebtedness or ownership, and in any deposits with the Trustee, deposits meaning any account, temporary or otherwise, upon which a reasonable rate of interest is paid, including but not limited to, a certificate of deposit issued by said bank (except as any such investment may be limited hereunder or under the provisions of ERISA), including, without limitation, investments in any common trust fund maintained by the Trustee for the investment of funds of qualified pension and/or employee benefit plans. The Trustee shall maintain appropriate auditing and security safeguards for the assets of the Trust.

4.2 Specific Powers for Portfolios. Subject to the provisions of Article 3, the Trustee shall have the following duties in respect of each Portfolio:

(a) to receive and deliver securities and cash from and to purchasers, sellers, brokers and their agents in accordance with the instructions of the Investment Advisor;

(b) to collect interest and dividends, and the principal of called or matured securities;

(c) to invest cash automatically in a short-term investment common trust fund maintained by the Trustee, a commercial paper pooled note or such other short-term instrument as designated by the Investment Advisor or the Plan Administrator;

(d) to buy and sell fractional shares and rights as instructed by the Investment Advisor;

(e) to give the Investment Advisor timely advice of each transaction affecting the Portfolio, in writing, electronically, or by such other means as may be mutually acceptable to the Trustee and the Investment Advisor;

(f) to render to the Plan Administrator, and to the Investment Advisor, such reports as the Plan Administrator may from time to time

require, including a monthly valuation of each Portfolio, reports of transactions, capital gains and losses, dividends, interest income, stock dividends, splits, rights, offerings, calls on bonds, bonds maturing, quarterly investment review valuation reports and annual summary accounting reports;

(g) to credit dividends and interest to the account of the Portfolio when received, and process any required claims for such items;

(h) to cause securities to be re-registered in a manner satisfactory to the Trustee; and

(i) to forward to the Investment Advisor proxy statements and other notices received promptly in order that the Investment Advisor may exercise voting rights or other rights with respect to the securities.

4.3 Other Powers of the Trustee. Subject to the provisions of Article 3 and Section 4.2, the Trustee, as directed trustee, is authorized and empowered:

(a) to sell, exchange, convey, transfer or otherwise dispose of any property held by it, by private contract or at public auction, and no person dealing with the Trustee shall be bound to see to the application of any money or property paid or delivered to the Trustee in connection with any such sale or other disposition, or to inquire into the validity or propriety of any such sale or other disposition;

(b) to exercise the voting rights of any stocks, bonds or other securities; to give general or special proxies or powers of attorney with or without power of substitution; to exercise any conversion privileges, subscription rights or other options and to make any payments incidental thereto; to consent to or otherwise participate in corporate reorganizations or other changes affecting corporate securities and to delegate discretionary powers and to pay any assessments or charges in connection therewith; and generally to exercise any of the powers of an owner with respect to stocks, bonds, securities or other property held in the commingled fund or in the Trust administered hereunder;

(c) to make, execute, acknowledge and deliver any and all documents of transfer and conveyance and any and all other instruments that may be necessary or appropriate to carry out the powers herein granted;

(d) to register any security held in the Trust administered hereunder in its own name or in the name of a nominee and to hold any security in bearer form, but the books and records of the Trustee shall at all times show that all such securities are part of the Trust administered hereunder;

(e) with the written consent of the Company (which may, in the Company's discretion, be a blanket authorization as to a particular financial institution or entity or as to a type of transaction of investment), to employ or appoint to carry out the purposes of the Trust, ancillary trustee or subtrustees, custodian or subcustodians, agents, accountants and counsel, to define the scope of responsibilities of such persons, and to pay their reasonable expenses and compensation;

(f) to compromise, arbitrate or otherwise adjust, settle or defend claims in favor of or against the Trust administered hereunder; and

(g) with the written consent of the Company (which may be in the form of a continuing direction) to borrow funds to carry out the purpose of the Trust and to enter into such credit agreements or other borrowing arrangements (including pledging assets as security) as may be necessary or advisable.

4.4 General Duties. Notwithstanding any other provisions of this Trust Agreement, the Trustee shall have the responsibility of discharging its duties with respect to the trust assets solely in the interest of the Covered Individuals and for the exclusive purpose of providing benefits under the Plan and defraying the reasonable expense of administering the assets of the Plan. The Trustee shall exercise the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. Moreover, the Trustee shall administer the Trust in accordance with the terms and provisions of this Trust Agreement, and to the extent it is responsible for investment of the trust assets, shall diversify such investment so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so. The Trustee, the Plan Administrator and any other fiduciary of the Plans shall not engage in any transaction if it knows or should know that such transaction constitutes a direct or indirect transaction prohibited by ERISA or the Code, except to the extent an exemption from the prohibited transaction provisions of ERISA or the Code has been granted.

4.5 Distributions. The Trustee shall make distributions from the Trust Fund to such persons, in such amounts, at such time and in such manner as the Plan Administrator (or its designee) from time to time shall direct in writing. Alternatively, after giving written notice to the Trustee of the Plan Administrator's assumption of such responsibility, the Plan Administrator may make the distributions from the Trust through a commercial banking account which is held in the name of the Trust in a federally insured banking institution (including the Trustee), which is used exclusively for that purpose and to which the Trustee shall make such deposits from the Trust as the Plan Administrator from time to time may direct in writing. The Trustee shall have no responsibility (i) to ascertain whether any direction received by the Trustee from the Plan Administrator in accordance with the preceding sentence is in compliance with

the terms of a Plan, (ii) to see to the application of any distribution, or (iii) with respect to deposits made to a commercial banking account, (A) to account for funds retained therein or disbursed by the Plan Administrator, or (B) to prepare any informational returns for tax purposes as to distributions made therefrom (unless the Trustee otherwise agrees to do so). The Trustee shall not be liable for any distribution made in good faith without actual notice or knowledge of the changed condition or status of any recipient. If any distribution made by the Trustee is returned unclaimed, the Trustee shall notify the Plan Administrator and shall dispose of the distribution as the Plan Administrator shall direct.

ARTICLE 5
DUTIES OF THE PLAN ADMINISTRATOR

5.1 Duties of the Plan Administrator.

In addition to the duties and responsibilities set forth in Article 3, the Plan Administrator shall:

(a) anticipate the need for cash distributions pursuant to the terms of the Plan and make such arrangements with each Investment Advisor and the Trustee, or otherwise, as may be needed to provide cash sufficient to satisfy such need; provided, that under no circumstances shall such arrangements be with one Portfolio only, or with several Portfolios under the control of any one Investment Advisor, unless it is clearly prudent to do so;

(b) designate one or more individuals who shall have authority to give and receive communications on behalf of the Plan Administrator;

(c) cause each Investment Advisor to confirm oral instructions given to the Trustee immediately thereafter in writing, electronically or in such other manner as is mutually acceptable to the Trustee and the Investment Advisor;

(d) establish investment guidelines for the Trust as a whole and for each Portfolio so that investments and/or the investment options of the Trust are diversified to minimize the risk of large losses, unless it is not prudent to do so under the circumstances;

(e) except as otherwise provided in Sections 3.7 and 3.8, designate the Investment Manager, Trustee or other proper party to exercise the voting rights of any stocks, bonds or other securities held in the Trust; and

(f) monitor the performance of each Investment Manager and the Trustee in carrying out their respective duties under this Trust Agreement and any agreement with the Investment Manager.

5.2 Indemnification. The Company shall indemnify and hold harmless the Plan Administrator, and its agents and designees, from and against any and all claims, losses, damages, expenses (including attorney's fees), costs, and liabilities (including any amounts paid in settlement) arising from any act or omission of such person, except when the same is judicially determined to be due to the gross negligence or willful misconduct of such person; provided, however, that no assets of the Trust may be used for any such indemnification.

ARTICLE 6
TRUST ACCOUNTING

6.1 General Trustee Responsibilities. The Trustee shall maintain accounts of all receipts and disbursements, including contributions, distributions, purchases, sales and other transactions of the Trust. The accounts, and the books and records relating thereto, shall be open to inspection and audit at all reasonable times by any person or persons designated by the Company or the Plan Administrator.

6.2 Periodic Reports. Within 90 days after the close of each Fiscal Year and of any other period agreed upon by the Trustee and the Plan Administrator, the Trustee shall render to the Plan Administrator a statement of account for the Trust for the period commencing with the close of the last preceding period and a list setting forth, as of the close of the current period, each asset of the Trust and its cost and fair market value. The Trustee shall determine fair market value for each asset; provided, however, the Trustee shall rely conclusively upon the determination of the issuing insurance company with respect to the fair market value of each insurance contract and, when the Trustee determines that an asset does not have a readily ascertainable fair market value, the Trustee may rely upon the Investment Advisor of the Portfolio to which such asset is allocated with respect to the determination of the fair market value of such asset, and the Trustee shall have no responsibility with respect thereto.

6.3 Approval of Accounting. An accounting of the Trustee may be approved by the Plan Administrator by written notice delivered to the Trustee or by failure to object to the accounting by written notice delivered to the Trustee within six (6) months of the date upon which the accounting was delivered to the Plan Administrator. The approval of an accounting shall constitute a full and complete discharge to the Trustee as to all matters set forth in that accounting. In no event shall the Trustee be precluded from having its accountings settled by a judicial proceeding. Nothing in this Section shall relieve the Trustee of any responsibility, or liability for any responsibility, under ERISA, including, without limitation, any responsibility or liability arising from the misfeasance or malfeasance of the Trustee.

ARTICLE 7
TRUSTEE SUCCESSION

7.1 Resignation and Removal. The Trustee may resign at any time by giving written notice to the Plan Administrator, or the Plan Administrator may remove the Trustee at any time by giving written notice to the Trustee. Any such resignation or removal shall be effective 90 days after the date of the Trustee's resignation or receipt of the notice of removal or at such earlier date as the Trustee and the Plan Administrator may agree.

7.2 Successor Trustee.

(a) In the case of the resignation or removal of the Trustee, the Plan Administrator shall within 90 days appoint a successor Trustee, who shall qualify as such by delivering a written acceptance of the terms of the Trust Agreement to the Company, the Plan Administrator and the retiring Trustee. As soon as practicable thereafter, the retiring Trustee shall deliver the assets of the Trust to the successor Trustee. Within 90 days following the effective date of the resignation or removal of the Trustee, the retiring Trustee shall prepare and submit a final valuation and accounting as of such effective date pursuant to Article 6.

(b) The successor Trustee, and any successor to the trust business of the Trustee by merger, consolidation or otherwise, shall have all of the powers given the originally named Trustee. No successor Trustee shall be personally liable for any act or omission of any predecessor. Except as otherwise provided in ERISA, the receipt of the assets of the Trust by the successor Trustee and the approval of the Trustee's final accounting by the Plan Administrator in the manner provided in Article 6 shall constitute a full and complete discharge of the Trustee.

(c) Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee may be a party, or any corporation succeeding to the business of the Trustee or to which substantially all of the assets of the Trustee may be transferred, shall be the successor of the Trustee hereunder without the execution or filing of any paper and without any further action on the part of the parties hereto, with like effect as if such successor trustee had originally been named trustee herein; and in any such event, and except as may be otherwise provided in ERISA, it shall not be necessary for the Trustee or any successor trustee to give notice to any person having an interest in this Trust Agreement or in the Trust hereby created or in any of the property held by the Trustee hereunder, and the requirements of any and all

statutes and laws (other than ERISA) that notice shall be given by the Trustee in any such case are hereby waived.

ARTICLE 8
MISCELLANEOUS

8.1 Written Directions.

(a) Any action required to be taken by the Company shall be by its Board of Directors or by written direction of such one or more of its officers or agents as shall be designated by the Board of Directors to act for the Company. The Trustee may rely upon any such direction and shall have no responsibility for any action taken by the Trustee in accordance with any such direction.

(b) The Company shall certify to the Trustee the identity of the Plan Administrator (and its agents and designees) acting from time to time, and the Trustee shall not be charged with knowledge of a change in the Plan Administrator (or its agents or designees) until so notified by the Company. The Trustee may rely upon an instrument of designation signed by the Plan Administrator and filed with the Trustee and shall have no responsibility for any action taken by the Trustee in accordance with any such written direction.

8.2 Advice of Legal Counsel. The Trustee may consult with legal counsel, who also may be counsel for the Company, with respect to its responsibilities under this Trust Agreement and shall be fully protected in acting or refraining from acting in reliance upon the written advice of the Company's legal counsel.

8.3 Scope of Trustee Responsibilities. In no event shall the terms of the Plan, either expressly or by implication, be deemed to impose upon the Trustee any power or responsibility other than those set forth in this Trust Agreement or in ERISA. The Trustee may assume, until advised to the contrary, that the Plan and the Trust is qualified under Section 401(a) and exempt from taxation under Section 501(a) of the Code. The Trustee shall be accountable for contributions made to the Plan and included among the assets of the Trust but shall have no responsibility to determine whether the contributions comply with the provisions of the Plan or ERISA.

8.4 Parties to Judicial Actions. In any judicial proceeding to settle the accounts of the Trustee, the Company and the Plan Administrator shall be the only necessary parties; in any other judicial proceeding with respect to the Trustee or the Trust, the Trustee, the Company and each affected Affiliate shall be the only necessary parties; and no Covered Individual shall be entitled to any notice of process. A final judgment in any such proceeding shall be binding upon the parties to the proceeding and all Covered Individuals.

8.5 Fees and Expenses. The expenses incurred by the Trustee or any Investment Advisor in the performance of its duties, including fees for legal

services rendered to the Trustee, such compensation to the Trustee or any Investment Advisor (other than the Plan Administrator) as may be agreed upon in writing from time to time by the Plan Administrator and the Trustee or Investment Advisor, and all other proper charges and disbursements of the Trustee or Investment Advisor, shall be an obligation of, and be paid from, the assets of the Trust, unless the Company or an Affiliate, in its discretion, chooses to pay expenses from its assets or unless otherwise specifically provided in the Plan; provided, however, the foregoing is not intended to preclude the Company or an Affiliate from paying other proper expenses of administering and operating the Plan and obtaining reimbursement from the assets of the Trust; and provided, further, that brokerage fees and commissions and other purchase and sale transaction-associated costs shall be considered part of the costs of acquisition of securities and shall be borne by the Trust. All taxes of any nature whatsoever that may be imposed under existing or future laws upon or in respect of the Trust assets or the income therefrom shall be paid from the Trust.

8.6 Allocation of Fiduciary Responsibility.

(a) The Company and the Affiliates have allocated fiduciary responsibility among various persons and entities in accordance with the terms of the Plan and this Trust Agreement. Neither the Trustee nor any person serving at any time as a fiduciary with respect to the Plan shall be liable for the actions of any other Trustee or fiduciary of such Plan or Plans unless he knowingly participates or acquiesces in, approves or conceals a breach of obligations and responsibilities committed by the other.

(b) Unless prohibited by ERISA, the Company shall indemnify the Trustee from and against any and all claims, demands, losses, damages, expenses (including reasonable attorneys' fees and other legal and litigation costs), judgments and liabilities arising from, out of or in connection with the administration of the Plan or Trust, except when determined to be due to the Trustee's negligence, nonfeasance or misfeasance. This exception shall not apply with respect to any action taken by the Trustee or any failure to act by the Trustee if the action taken or the failure to act was directed by the Plan Administrator, the Company or an Investment Manager and the Trustee reasonably relied on such direction.

(c) The Trustee shall indemnify the Company and Affiliates from and against any and all losses, expenses (including reasonable attorney's fees), judgments and liabilities directly resulting from the Trustee's negligence, nonfeasance or misfeasance.

8.7 Exclusive Purpose Rule. No part of the Trust shall be diverted to any purpose other than the exclusive benefit of the Covered Individuals or

defraying the reasonable administrative costs of the Plan and the Trust, or, except as otherwise permitted under the Plan and ERISA.

8.8 Parties' Reliance. Any person dealing with the Trustee shall have no obligation to see to the application of any money paid or property delivered to the Trustee or to inquire into the provisions of this Trust Agreement or any Plan or into the Trustee's authority thereunder or compliance therewith. Any such person may rely upon the statement of the Trustee that the Trustee is acting in accordance with this Trust Agreement.

8.9 Non-Alienation. Except as may be mandated by the Plan or the Code or ERISA, no interest of a Covered Individual in the Trust, the Plan or any distribution therefrom shall be subject to the claim of any creditor, any spouse for alimony or support, or others, or to legal process; and no such interest may be voluntarily or involuntarily alienated or encumbered.

8.10 Bonding. Any person or party serving at any time as a fiduciary with respect to the Plan and any other person or party handling funds of the Plan shall, if required by ERISA and not otherwise exempted, be bonded in an amount not less than nor greater than the amounts required by the provisions of Section 412(a) of ERISA. The cost of such bond or bonds shall be borne by the Trust unless the Company or an Affiliate, in its discretion, elects to pay the cost of such bond or bonds.

ARTICLE 9

AMENDMENT, TERMINATION AND INTERPRETATION

9.1 Amendment. The Company reserves the right at any time and from time to time by action of its Board of Directors or its agents or designees, to amend any or all of the provisions of this Trust Agreement by notice thereof in writing delivered to the Trustee; provided, however, that no such amendment which affects the rights, duties or responsibilities of the Trustee may be made without its consent; and provided, further, that no such amendment shall authorize or permit at any time, prior to the satisfaction of all liabilities for benefits under a Plan, any part of the corpus or income of the Trust with respect to such Plan to be used for or diverted to purposes other than for the exclusive benefit of Covered Individuals under such Plan and payment of expenses of such Plan.

9.2 Termination of Agreement and Trust.

(a) This Trust Agreement shall terminate in its entirety when there is no asset remaining in the Trust.

(b) This Trust Agreement shall terminate with respect to the Plan by action of the Company or by the Plan's loss of its qualified status under Section 401(a) of the Code. Upon termination of the Plan, the Trustee shall distribute the portion of the Trust allocated to such Plan in the manner directed by the Plan Administrator, in kind to the extent of the Portfolios (with the balance in cash), or partly in kind and partly in cash, as the Trustee and the Plan Administrator shall agree upon. Nothing herein is intended to prevent the Trustee from returning assets to the Company or an Affiliate for a proper reversion under ERISA or the Code.

(c) The Company may at any time terminate this Trust Agreement upon notice in writing to the Trustee. Upon any such termination, the Company shall direct the Trustee in writing as to the manner in which the assets of the Trust shall be handled and the Trustee shall prepare a final accounting in the same manner as if a successor Trustee had been appointed.

9.3 Governing Law. To the extent, if any, not governed by ERISA, the validity of this Trust Agreement shall be determined by, and this Trust Agreement shall be governed, administered, construed and enforced according to, the laws of the State of Georgia. In case of any conflict between the provisions of any Plan and of this Trust Agreement, the provisions of such Plan shall govern.

IN WITNESS WHEREOF, the Company and the Trustee have caused their respective duly authorized officers to execute this Trust Agreement and have caused their respective corporate seals to be affixed hereto, all as of the day and year first above written.

AVZ, INC.

By:____________________________

Title: CEO

ATTEST:

By:____________________________

Title:____________________________

[CORPORATE SEAL]

INSTITUTIONAL TRUST COMPANY

By: Robert Thomann

Title: COO

ATTEST:

By: Dixie Williams

Title: Vice President

[CORPORATE SEAL]

Exhibit D

AMVESCAP 401(K) PLAN

STATEMENT OF ACCOUNT FOR THE PERIOD 05/22/2002 TO 06/26/2003

MIRIAM CALDERON
8104 APPOMATTOX DR.
AUSTIN, TX 78745

BIRTH DATE: 12/13/1974
HIRE DATE: 10/16/2000
PARTICIPATION DATE: 10/16/2000
TERMINATION DATE: 04/19/2002

PARTICIPANT NUMBER: 611-07-9156

EMPLOYEE PRE TAX	STABLE VALUE FUND	AMVESCAP STK FUND	TOTAL FUNDS
PRIOR BALANCE AS OF 05/21/2002	$4,022.63	$441.74	$4,464.37
05/22/2002 EARN GAIN/LOSS	0.00	-163.03	-163.03
05/22/2002 DIVIDENDS	13.20	0.00	13.20
05/22/2002 TERMINATION	-4,035.83	-438.97	-4,474.80
UNREALIZED EARNINGS	0.00	160.26	160.26
ENDING BALANCE AS OF 06/26/2003	$0.00	$0.00	$0.00

EMPLOYER MATCH	STABLE VALUE FUND	AMVESCAP STK FUND	TOTAL FUNDS
PRIOR BALANCE AS OF 05/21/2002	$1,537.37	$132.42	$1,669.79
05/22/2002 EARN GAIN/LOSS	0.00	-52.99	-52.99
05/22/2002 DIVIDENDS	5.04	0.00	5.04
05/22/2002 TERMINATION	-1,542.41	-131.59	-1,674.00
03/14/2003 CONTRIBUTION	11.82	0.00	11.82
03/31/2003 DIVIDENDS	0.02	0.00	0.02
04/30/2003 DIVIDENDS	0.04	0.00	0.04
05/30/2003 DIVIDENDS	0.05	0.00	0.05
06/26/2003 DIVIDENDS	0.04	0.00	0.04
06/26/2003 TERMINATION	-11.97	0.00	-11.97
UNREALIZED EARNINGS	0.00	52.16	52.16
ENDING BALANCE AS OF 06/26/2003	$0.00	$0.00	$0.00

PRIOR PLAN PROFIT SHARING	STABLE VALUE FUND	AMVESCAP STK FUND	TOTAL FUNDS
PRIOR BALANCE AS OF 05/21/2002	$3.40	$0.36	$3.76
05/22/2002 EARN GAIN/LOSS	0.00	-0.18	-0.18
05/22/2002 DIVIDENDS	0.01	0.00	0.01
05/22/2002 TERMINATION	-3.41	-0.36	-3.77
UNREALIZED EARNINGS	0.00	0.18	0.18
ENDING BALANCE AS OF 06/26/2003	$0.00	$0.00	$0.00

STATEMENT OF ACCOUNT FOR THE PERIOD 05/22/2002 TO 06/26/2003

MIRIAM CALDERON

PARTICIPANT NUMBER: 611-07-9156

ACCOUNT AS OF 06/26/2003:

TOTAL ACCOUNT VALUE



OMNI 5.2 PRODUCTION - AMVESCAP 401(K) PLAN - [Disbursement Detail - DBDBDT]

File Component Options VBA Tools Action Window Help

Plan: 801042 Part: 611079156/ / Run Date Lo: 05/22/2002 Run Time Lo: 2222 Seq.Num: 001

Trade Date: 05/22/2002 Prev Next Refresh

Basic | Withhold | Rollover | UDF | Mand. W/H | Other | Check | Tax | APAY | Fields

Transaction: 404 - Termination
Type: 0 - Termination
Reason: 00 - Voluntary-Term
Lump: 1 - Lump-Sum-Distrib

Post #: 78
Tran Reason Code: 0

Shares

	Value	Cost
Sold	6152.57	6368.77
Distributed	0.00	0.00

Qualified

Total: 1 - Qualified-Distib
QVEC: 1 - Qual Qvec Dist
529 Plan:

Type

Federal: 1 - Premature
Excess:
QVEC: 0 - Non-Fed-Dist-Code-Qvec

Amounts

Total: 6152.57
QVEC: 0.00
Cash: 0.00
Deduction Total: 0.00

Pre-89: 0.00

After-Tax

Pre-87: 0.00
Post-86: 0.00
Alt-Post-86: 0.00

CALDERON,MIRIAM | Printing



OMNI 5.2 PRODUCTION - AMVESCAP 401(K) PLAN - [Disbursement Detail - DBDBDT]

File Component Options VBA Tools Action Window Help

Plan: 801042 Part: 611079156/ / Run Date Lo: 05/22/2002 Run Time Lo: 2222 Seq.Num: 001

Trade Date: 05/22/2002 Prev Next Refresh

Basic | Withhold | Rollover | UDF | Mand. W/H | Other | Check | Tax | APAY | Fields

Eligible 6152.57 Information Locator

Taxable Eligible 0.00

Shares
Number 0
Market Value 0.00
Cost 0.00

Ovec
Total 0.00
Taxable Eligible 0.00

To Be Rolled
Total Value 6152.57
Cash 6152.57

# of Payees 1 Payee # 0 Transit Route

Use Plan Apay Type 2 - Roll-Type-IRA-Non-Qv Payee Acct #

Name: #1 AUSTIN AREA TEACHERS FCU Total Value 6152.57

#2 FBO MIRIAM CALDERON Cash 6152.57

Addr: L1 8104 APPOMATTOX DR. Rollover Tax Report

L2 Shares: Number 0.00

L3 Cost 0.00

City AUSTIN State TX Zip 78745 Value 0.00

Rollover Check Number 0

Pre-87 Amount Rolled 0.00 Nontaxable Amount Rolled 0.00

Post-86 Amount Rolled 202020202.02

CALDERON,MIRIAM Printing



OMNI 5.2 PRODUCTION - AMVESCAP 401(K) PLAN - [Disbursement Detail - DBDBDT]

File Component Options VBA Tools Action Window Help

Plan: 801042 Part: 611079156/ Run Date Lo: 06/26/2003 Run Time Lo: 2148 Seq.Num: 001

Trade Date: 06/26/2003 Prev Next Refresh

Basic | Withhold | Rollover | UDF | Mand. W/H | Other | Check | Tax | APAY | Fields

Transaction: 404 - Termination
Type: 0 - Termination
Reason: 00 - Voluntary-Term
Lump: 1 - Lump-Sum-Distrb

Post #: 80
Tran Reason Code: 0

Shares

	Value	Cost
Sold	11.97	11.97
Distributed	0.00	0.00

Qualified

Total: 1 - Qualified-Distrb
QVEC: 1 - Qual Qvec Dist
529 Plan:

Type

Federal: 1 - Premature
Excess:
QVEC: 0 - Non-Fed-Dist-Code-Qvec

Amounts

Total: 11.97
QVEC: 0.00
Cash: 0.00
Deduction Total: 0.00

Pre-89: 0.00

After-Tax

Pre-87: 0.00
Post-86: 0.00
Alt Post-86: 0.00

CALDERON,MIRIAM | Printing



OMNI 5.2 PRODUCTION - AMVESCAP 401(K) PLAN - [Disbursement Detail - DBDBDT]

File Component Options VBA Tools Action Window Help

PD FL PH PET BR DB LH PAY PRI FH OP TX SUB TUT SSS

Plan: 601042 Part: 611079156/ / Run Date Lo: 06/26/2003 Run Time Lo: 2148 Seq.Num: 001

Trade Date: 06/26/2003 Prev Next Refresh

Basic | Withhold | **Rollover** | UDF | Mand. W/H | Other | Check | Tax | APAY | Fields

Eligible 11.97 Information Locator

Taxable Eligible 0.00

Shares

Number 0

Market Value 0.00

Cost 0.00

Ovec

Total 0.00

Taxable Eligible 0.00

To Be Rolled

Total Value 11.97

Cash 11.97

# of Payees 1 Payee # 0 Transit Route

Use Plan Apay Type 2 - Roll-Type-IRA,Non-Qv Payee Acct #

Name: #1 AUSTIN AREA TEACHERS FCU Total Value 11.97

#2 FBO MIRIAM CALDERON Cash 11.97

Addr: L1 8104 APPOMATTOX DR. Rollover Tax Report

L2 Shares: Number 0.00

L3 Cost 0.00

City AUSTIN State TX Zip 78745 Value 0.00

Rollover Check Number 0

Pre-87 Amount Rolled 0.00 Nontaxable Amount Rolled 0.00

Post-86 Amount Rolled 202020202.02

CALDERON,MIRIAM Printing

Exhibit E

<DOCUMENT>
<TYPE>11-K
<SEQUENCE>1
<FILENAME>form11k061903.txt
<DESCRIPTION>FORM 11-K
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2002.

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to ____________________.

Commission file number: 1-13908

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMVESCAP 401(k) Plan
1315 Peachtree Street, N.E.
Atlanta, Georgia 30309

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMVESCAP PLC
11 Devonshire Square
London EC2M 4YR

<PAGE>

AMVESCAP 401(K) PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2002 AND 2001

INDEX

<TABLE>
<CAPTION>

<S>
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule I: Schedule H, Line 4i--Assets (Held at End of Year) -- December 31, 2002

</TABLE>

<PAGE>

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Plan Administrator
AMVESCAP 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the AMVESCAP 401(k) Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the AMVESCAP 401(k) Plan as of December 31, 2001 were audited by other auditors who have ceased operations and whose report dated May 17, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion,

is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 23, 2003
Atlanta, Georgia

<PAGE>

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's annual report on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by ArthurAndersen LLP in connection with this annual report on Form 11-K. See Exhibit 23.2 for further discussion.]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the AMVESCAP 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the AMVESCAP 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule of assets (held at end of year) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia

May 17, 2002

<PAGE>

AMVESCAP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

<TABLE>
<CAPTION>

<S>	Dec 2002 <C>
Investments, at fair value	
Cash equivalents	$ 174,315
AMVESCAP PLC ordinary shares	1,949,019
Non-employer common stock	280,796
Mutual funds	111,613,761
Collective trusts	19,465,770
Participant loans	5,483,056
Investments, at contract value	
Collective trust	25,810,009
Total investments	164,776,726
Receivables:	
Employer contributions	1,276,757
Investment income	91
Due from brokers for sales of securities	21,981
Total receivables	1,298,829
Payables:	
Due to brokers for purchases of securities	-
Refunds payable to participants	-
Total payables	-
Net assets available for benefits	$166,075,555

</TABLE>

The accompanying notes are an integral part of these statements.

<PAGE>

AMVESCAP 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

<TABLE>
<CAPTION>
<S>

Additions:
   Contributions:
      Employer
      Participant
      Rollovers from qualified plans

   Total Contributions

   Interest and dividends

   Transfers from merged plans

Total Additions

Deductions:
   Benefits paid to participants
   Net depreciation in fair value of investments

Total Deductions

Net Decrease

Net assets available for benefits:
   Beginning of year

   End of year

</TABLE>

The accompanying notes are an integral part of this statement.

<PAGE>

AMVESCAP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2002 AND 2001

1. Plan Description

The following description of the AMVESCAP 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document and summary plan description.

General

The Plan, established effective January 1, 2000, is a defined contribution plan

for the benefit of qualifying employees of AVZ, Inc. (the "Plan Administrator" and the "Plan Sponsor") A I M Management Group Inc. ("AIM"); AMVESCAP Group Services, Inc.; INVESCO Funds Group, Inc. ("IFG"); AMVESCAP Retirement, Inc. ("ARI") formerly INVESCO Retirement, Inc.; INVESCO Institutional (N.A.), Inc.; and Atlantic Trust Group, Inc. (collectively, the "Employers") and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is AMVESCAP PLC.

Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of the month following employment if hired between the first and fifteenth of the previous month or the first day of the month after completing 28 days of service if hired after the fifteenth of a month, provided they are permanent employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Plan Administration

The Plan is administered by the Plan Administrator. AMVESCAP National Trust Company ("ANTC") is the Plan's trustee and asset custodian, except for the ordinary shares of AMVESCAP PLC and grandfathered assets held in participant-directed brokerage accounts, which are in the custody of State Street Bank. ANTC is a wholly owned subsidiary of ARI. ARI provides record-keeping services for the Plan.

Contributions

Employees are permitted to make pretax elective deferrals of 1% to 15% of compensation, as defined, subject to certain limitations under the Internal Revenue Code.

The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by the participant, plus 50% of the next 2% of compensation contributed by the participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing

<PAGE>

contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the plan year due to death, disability, or retirement at age 59 1/2.

The Plan also accepts rollovers of distributions from other tax-qualified plans.

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant's account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants' daily based on their relative account balances in each investment option.

Vesting

Eligible participants are 100% vested in all contributions to the Plan.

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59 1/2) death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based of the market value of the participant's account as of the date ARI processes the distribution.

Any portion of a participant's account which is held in AMVESCAP PLC ordinary shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

In-service withdrawals of amounts in a participant's rollover account or after-tax account (from prior plans) are permitted upon reaching age 59 1/2.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the employer is also considered. A participant may have only one outstanding loan at a time from the Plan or the AMVESCAP Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant's account.

7

<PAGE>

Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator.

Transferred Assets

In 1998, the Plan Sponsor acquired GT Global. The GT Global 401(k) Plan terminated on July 22, 2002. Participants actively employed by AVZ, Inc. on that date were not eligible for a distribution. These participants' balances were liquidated and transferred into the Plan. The funds were invested based on the participants' elections on file.

2. Investment Options

The Plan offers participants investment options that include mutual funds and collective trusts managed by ANTC, AIM, and IFG. Participants may also direct the contributions to their accounts into the AMVESCAP Stock Fund that is primarily invested in AMVESCAP PLC ordinary shares. No more than 10% of a participant's total account can be invested in this stock fund. Under London Stock Exchange rules governing insider trading, "close periods" are designated at the close of each calendar quarter during which purchases and sales in the stock fund are restricted.

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and

transfers allowed on a daily basis.

3. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. However, in the opinion of the Plan Administrator, such differences would not be significant.

The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation

Investments in securities traded on security exchanges are valued at the quoted market price on the

<PAGE>

last business day of the plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.

Investments in units of collective trust funds are valued at the net unit value of the respective collective trust funds as calculated each day. Investments in shares of investment companies (mutual funds) are valued at the respective net asset values as reported by such investment companies.

Guaranteed investment contracts and synthetic investment contracts included in the INVESCO Stable Value Trust Fund are fully benefit-responsive and are valued at their fair value as determined by ANTC, which is generally deemed to be accrued at book value (cost plus accrued income). There are no reserves against contract values for credit risk of contract issues or otherwise. The contract value approximates fair value at December 31, 2002 and 2001 at $25,810,009 and $19,177,817, respectively. The average yield was approximately 4.8% in 2002 and 6.1% in 2001. The credit interest rate is reset quarterly with the exception of floating rate guaranteed investment contracts which are reset monthly. The crediting interest rate for 2002 and 2001 was 5.4% and 6.5%, respectively.

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Net Depreciation in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying

statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Employers. Investment management fees of $85,691 have been paid to INVESCO IRT by the Plan and are netted against investment income during the year ended December 31, 2002.

<PAGE>

4. Investments

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31 are as follows:

2002	
INVESCO Stable Value Trust Fund	$ 25,810,009
AIM Basic Value Fund, Class A	13,511,507
AIM Small Cap Growth Fund, Class A	13,164,104
AIM International Growth Fund, Class A	10,075,903
AIM Aggressive Growth Fund, Class A	9,770,905
2001	
IRT Stable Value Fund	19,177,817
AIM Small Cap Growth Fund, Class A	16,944,614
AIM Basic Value Fund, Class A	14,287,127
AIM Aggressive Growth Fund, Class A	12,344,604
AIM Value Fund, Class A	12,036,909
AIM International Equity Fund, Class A	11,541,548
AIM Constellation Fund, Class A	9,661,566
INVESCO Dynamics Fund	9,447,625

Net depreciation in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2002 is as follows for each investment type:

AMVESCAP PLC ordinary shares	$ (1,549,761)
Non-employer common stock	(152,342)
Mutual funds	(40,856,544)
Collective trusts	(2,116,370)
Net depreciation in fair value of investments	$(44,675,017)

5. Related-Party Transactions

A significant portion of the Plan's assets are invested in mutual and common funds managed by the Employers and their affiliates, ANTC, IFG, and AIM. Such funds are charged management fees by the Employers and their affiliates. As aforementioned in Note 3, $85,691 in investment management fees have been paid to INVESCO IRT.

At December 31, 2002, the Plan held 370,772 ordinary shares of AMVESCAP PLC

which represents an ownership interest in AMVESCAP PLC of less than 1%.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9,

<PAGE>

2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Plan Termination

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board's designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under the Employee Retirement Income Security Act of 1974, the Plan's benefits are not insured by the Pension Benefit Guaranty Corporation.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2002
Net assets available for benefits per the financial statements	$ 166,075,555
Amounts allocated to withdrawn participants	(67,000)
Net assets available for benefits per the Form 5500	$ 166,008,555

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31, 2002
Benefits paid to participants per the financial statements	$ 13,020,607
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	67,000
Benefits paid to participants per the Form 5500	$ 13,087,607

Amounts allocated to withdrawn participants are recorded on the Form 5500 for

benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

<PAGE>

SCHEDULE I

EIN: 58-2287224 Plan No.: 010
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

<TABLE>
<CAPTION>

	Name of Issuer	Description of Investment
<S>		<C>
	SSGA	Money Market Fund
*	AMVESCAP PLC	Ordinary shares of common stock
*	INVESCO Institutional Retirement Trust	Stable Value Trust Fund
*	INVESCO Institutional Retirement Trust	Market Neutral Equity Fund
*	INVESCO Institutional Retirement Trust	International Equity Trust Fund
*	INVESCO Institutional Retirement Trust	500 Index Trust Fund
*	INVESCO Institutional Retirement Trust	Core Multiple Attribute Equity Trust Fund
*	INVESCO Institutional Retirement Trust	Structured Small Cap Value Equity Trust Fund
*	INVESCO Institutional Retirement Trust	Core Fixed Income Trust Fund
	Various non-Employer Stock	Various Public traded self-directed investments
*	INVESCO Funds Group, Inc.	Growth Fund
*	INVESCO Funds Group, Inc.	Core Equity Fund
*	INVESCO Funds Group, Inc.	Dynamics Fund
*	INVESCO Funds Group, Inc.	Growth & Income Fund
*	INVESCO Funds Group, Inc.	High Yield Fund
*	INVESCO Funds Group, Inc.	Telecommunications Fund
*	INVESCO Funds Group, Inc.	Total Return Fund
*	INVESCO Funds Group, Inc.	Technology II Fund
*	INVESCO Funds Group, Inc.	Financial Services Fund
*	INVESCO Funds Group, Inc.	Small Company Growth Fund
*	INVESCO Funds Group, Inc.	Balanced Fund
*	AIM Advisors, Inc.	Small Cap Growth Fund
*	AIM Advisors, Inc.	Constellation Fund, Class A
*	AIM Advisors, Inc.	Aggressive Growth Fund, Class A
*	AIM Advisors, Inc.	Premier Equity Fund, Class A
*	AIM Advisors, Inc.	Weingarten Fund, Class A
*	AIM Advisors, Inc.	International Growth Fund, Class A
*	AIM Advisors, Inc.	Small Cap Growth Fund, Class A
*	AIM Advisors, Inc.	Basic Value Fund, Class A
*	AIM Advisors, Inc.	Mid Cap Core Equity Fund
*	AIM Advisors, Inc.	Global Health Care Fund, Class A
	Artisan Partners LP	International Fund
	Pacific Financial Research	Clipper Fund
	Hennessy Advisors, Inc.	Cornerstone Growth Fund
	Royce & Associates LLC	Special Equity Fund
*	Participant loans	Promissory notes, with interest

ranging from 5.75% to 10.50% and
varying maturities

</TABLE>
* Indicates a party-in-interest to the Plan.

The accompanying notes are an integral part of this schedule.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMVESCAP 401(k) Plan

By: AVZ Inc.
Plan Administrator

Date: June 19, 2003

By: /s/ Robert F. McCullough

Name: Robert F. McCullough
Title: Vice President and Chief Financial Officer

<PAGE>

EXHIBIT INDEX

Exhibit 23.1	Consent of Ernst & Young LLP
Exhibit 23.2	Notice regarding consent of Arthur Andersen LLP

</TEXT>
</DOCUMENT>

Exhibit F

LEXSEE 2002 U.S. DIST. LEXIS 7076

SERGIO AREVALO, et al., Plaintiffs, HARRIS HERMAN, et al., Defendants.

Civil Action No. 3:01CV512

UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA, RICHMOND DIVISION

2002 U.S. Dist. LEXIS 7076

April 12, 2002, Decided

DISPOSITION: [*1] Defendants' Motion for Summary Judgment granted. Case dismissed.

CASE SUMMARY:

PROCEDURAL POSTURE: Plaintiff former employees sued defendants, the managing officers of their former employer, alleging that the officers breached their fiduciary duties under the Employee Retirement Income Security Act (ERISA) which caused the employees' claims under the employer's healthcare plan to remain unpaid after the employer's bankruptcy and liquidation. The officers moved for summary judgment.

OVERVIEW: The employees contended that the officers were personally liable for failing to exercise proper discretion and control over the assets of the employer's healthcare plan, and thus failing to preserve plan assets upon the employer's bankruptcy. The court held that the officers were not plan fiduciaries within the meaning of ERISA since they had no discretionary authority or control over the plan or plan assets. The plan was permissibly self-funded or unfunded, employee contributions were not required to be placed in trust upon receipt, and all of the employer's required contributions were paid until the bankruptcy court prohibited further payments. Further, the officers' corporate status with the employer did not by itself create fiduciary responsibilities with regard to the plan and, in the absence of any express contractual obligation, the officers had no duty to earmark corporate assets to fund the plan. Also, the plan had no beneficial interest in the employer's assets until contributions were paid to the plan account and thus, at the time the officers exercised authority over the contributions, they were not plan assets.

OUTCOME: The officers' motion for summary judgment was granted.

LexisNexis(R) Headnotes

Civil Procedure > Summary Judgment > Summary Judgment Standard

[HN1] Summary judgment is only to be granted when there is no genuine dispute as to any issue of material fact when all justifiable inferences are drawn in favor of the non-moving party and the movant is entitled to judgment as a matter of law. However, unsupported conclusory allegations by the non-moving party are not sufficient to create a genuine dispute of material fact so as to withstand the granting of relief. In essence, the court must decide if the evidence when viewed in the light most favorable to the non-moving party presents a sufficient disagreement to require submission to the factfinder or whether it is so one-sided that one party must prevail as a matter of law.

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Fiduciary Responsibilities

[HN2] See *29 U.S.C.S. § 1002*(21)(A).

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Fiduciary Responsibilities

[HN3] A business entity's officer or director who has responsibility for corporate affairs does not also have fiduciary responsibility with regard to an employee benefit plan simply by virtue of that corporate position. Rather, the relevant analysis to determine whether one is properly considered as a plan fiduciary with responsibility for taking certain action and potential exposure to liability for failing to do so is based on the nature of the activity involved when fulfilling clearly defined functions. Furthermore, it is not just a question of whether a fiduciary had the requisite authority to administer or manage the employee benefit plan or to exercise control over its assets, it must also be established that the party was acting in the capacity of fiduciary at the time of any alleged breach. Even though an employer may be designated as a plan administrator, it must act as such to a greater extent to be held liable for fiduciary breaches than, for example, deciding on the contents of the plan.

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Fiduciary Responsibilities

[HN4] The Employee Retirement Income Security Act (ERISA) does not describe fiduciaries simply as administrators of the plan, or managers or advisers. Instead, it defines an administrator, for example, as a fiduciary only to the extent that he acts in such a capacity in relation to a plan. *29 U.S.C.S. § 1002*(21)(A). In every case charging breach of ERISA fiduciary duty, then, the threshold question is not whether the actions of some person employed to provide services under a plan adversely affected a plan beneficiary's interest, but whether that person was acting as a fiduciary, that is, was performing a fiduciary function, when taking the action subject to complaint.

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Procedures

[HN5] There is no general duty of a corporate officer to earmark corporate assets to fund a benefit plan, at least in the absence of a specific directive of the plan, specific corporate action, or some other specified obligation such as a specific provision of a collective bargaining agreement.

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Fiduciary Responsibilities

[HN6] A method to establish that the defendants acted in a fiduciary capacity in regard to an employee benefit plan is to demonstrate that they exercised authority or control respecting management or disposition of plan assets. *29 U.S.C.S. § 1002*(21)(A)(i).

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Procedures

[HN7] See 29 C.F.R. § 2510.3-102(a).

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Procedures

[HN8] Even if an actual trust were to be utilized for receipt of an employer contribution, an employee benefit plan does not necessarily acquire thereby a sufficient beneficial interest in such segregated funds for them to constitute plan assets.

Labor & Employment Law > Employee Retirement Income Security Act (ERISA) > Procedures

[HN9] The provisions of Title I of the Employee Retirement Income Security Act do not impose funding standards on employee welfare benefit plans. Accordingly, an employer sponsor of a welfare plan may maintain such a plan without identifiable plan assets by paying plan benefits exclusively from the general assets of the employer. This could be the case even if the employer sets aside some of its general assets in a separate employer account for the purpose of ensuring that assets are available to provide benefits under the plan. However, if an employer takes steps that cause a plan to gain a beneficial interest in particular assets, under ordinary notions of property rights, such assets would become plan assets. A welfare plan generally will have a beneficial interest in particular assets if the employer establishes a trust on behalf of the plan, sets up a separate account with a bank or with a third party in the name of the plan, or specifically indicates in the plan documents or instruments that separately maintained funds belong to the plan. On the other hand, the mere segregation of employer funds to facilitate administration of the plan, in the absence of any other actions or representations that would manifest an intent to contribute assets to a welfare plan, would not in itself demonstrate an intent to create a beneficial interest in those assets on behalf of the plan.

Civil Procedure > Jurisdiction > Equity Jurisdiction

[HN10] A plaintiff can seek restitution in equity, ordinarily in the form of a constructive trust or an equitable lien, where money or property identified as belonging in good conscience to the plaintiff could clearly be traced to particular funds or property in the defendant's possession. A court of equity could then order a defendant to transfer title, in the case of a constructive trust, or to give a security interest, in the case of an equitable lien, to a plaintiff who was, in the eyes of equity, the true owner. But where the property or its proceeds have been dissipated so that no product remains, the plaintiff's claim is only that of a general creditor, and the plaintiff cannot enforce a constructive trust of or an equitable lien upon other property of the defendant. Thus, for restitution to lie in equity, the action generally must seek not to impose personal liability on the defendant, but to restore to the plaintiff particular funds or property in the defendant's possession.

COUNSEL: For Plaintiffs: David G. Shuford; Charles M. Sims & Marie D. Carter.

For Defendants: Samuel M. Brock, III, James S. Crockett, Jr., Kimberly Errico.

JUDGES: Dennis W. Dohnal, United States Magistrate Judge.

OPINIONBY: Dennis W. Dohnal

OPINION:

MEMORANDUM OPINION

This matter is before the Court by consent of the parties *(28 U.S.C. § 636*(c)(1)) on the Defendants' Motion for Summary Judgment Or, in the Alternative, for Partial Summary Judgment (Defs.' Mot.), pursuant to *Fed. R.*

Civ. P. 56. The Plaintiffs, former employees of a now defunct company, Sky Trek International Airlines Inc. (the Company), assert that the Defendants, managing officers n1 of the Company, breached their fiduciary duties in violation of §§ 1132(a)(2) and 1132(a)(3) of the Employee Retirement Income Security Act (ERISA) by failing to exercise proper discretion and control over the assets of the Company's healthcare plan (the Plan) that resulted in Plaintiffs' and "other similarly situated Plan participants'" claims remaining unpaid following the Company's declaration of bankruptcy [*2] and its ensuing liquidation. (Compl., PP 52-54, Prayer for Relief). The Plaintiffs seek declaratory relief to establish that the Defendants Possati and Herman are personally liable, jointly and severally, for the losses that resulted from their fiduciary breaches as well as judgment providing for individual recovery from them, including pre-judgment interest, attorney's fees, costs, other reasonable costs incurred as provided for by ERISA, and "such other equitable relief for Plaintiffs and other similarly situated Plan participants" as the Court may deem appropriate. (Compl., Prayer for Relief). The Defendants deny that they were acting as fiduciaries of the Plan at least at the time of the alleged breach of fiduciary duty with discretion and control over Plan assets subject to the provisions of ERISA, or that the Plaintiffs can obtain the relief they request in the form of individual benefits. (Defs.' Mot.). For the reasons stated herein, the Defendants' Motion for Summary Judgment is GRANTED in its entirety.

> n1 The Defendant Marco Possati (Possati) was Chairman of the Board of Directors of Sky Trek and the Defendant Harris Herman (Herman) served as President and CEO during all relevant periods. The Defendant Kimberly Errico (Errico) is named only as a "nominal defendant," without any potential liability, in her capacity as Manager of Employee Benefits for the Company and a Plan Administrator. (Compl. PP 13-15).

[*3]

Standard of Review

[HN1] Summary judgment is only to be granted when there is no genuine dispute as to any issue of material fact when all justifiable inferences are drawn in favor of the non-moving party and the movant is entitled to judgment as a matter of law. *Celotex v. Catrett, 477 U.S. 317, 322, 91 L. Ed. 2d 265, 106 S. Ct. 2548 (1986); Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 255, 91 L. Ed. 2d 202, 106 S. Ct. 2505 (1986)*. However, unsupported conclusory allegations by the non-moving party are not sufficient to create a genuine dispute of material fact so as to withstand the granting of relief. *Celotex Corp. v. Catrett, 477 U.S. at 327* (White, J., concurring). In essence, the Court must decide if the evidence when viewed in the light most favorable to the non-moving party "presents a sufficient disagreement to require submission to the [factfinder] or whether it is so one-sided that one party must prevail as a matter of law." *Anderson v. Liberty Lobby, Inc., 477 U.S. at 251-252.*

Undisputed Material Facts and Justifiable Inference

The Court deems the following to be the relevant undisputed material [*4] facts and justifiable inferences that are relevant to the resolution of the pending motion:

> 1. The Plan was established in 1998 to provide medical benefits to present and former employees of the Company, including the Plaintiffs. (Compl. PP 8-12, 23).
>
> 2. All claims were processed, decided, and paid by a third party administrator (TPA) n2 pursuant to a third party administration contract. (Compl. P 24; Mem. in Supp. of Defs.' Joint Mot. for Summ. J. or Partial Summ. J. (Defs.' Mem.) Ex. B).
>
> 3. The Defendants Possati and Herman had no involvement with the design, implementation, or operation of the Plan. (Defs.' Mem., Ex. C PP 3-6; Ex. L P 3).
>
> 4. The Company reimbursed NEF through a bank account that the Company funded from its general assets and from which NEF was authorized to withdraw amounts on a regular basis in the amount of claims and authorized costs incurred on behalf of the Plan. (Compl. PP 26-27; Defs.' Mem., Ex. B; Ex. D PP 4-5).
>
> 5. Employee participants contributed to the Plan through payroll deductions n3 in amounts that depended on the coverage obtained and the Company was contractually required as Plan Sponsor and Administrator to provide sufficient [*5] funding for the Plan. (Compl. PP 27-28; Defs.' Mem., Ex. A at 14; Ex. C P 5; Ex. D P6).
>
> 6. At no time did the Company place any of the funds received from Plan participants in a separate trust, nor was it required to do so by any Plan document or other agreement. All employee contributions were processed

through a general operating account from which the Company reimbursed the TPA for claims it paid on a monthly basis. (Compl. P 29; Defs.' Mem., Ex. C P 8; Ex. D PP 7-8).

7. The terms provided that the Plan would terminate if the Company decided to terminate the Plan. The TPA contract was also subject to termination if the Company failed to make the required reimbursement payments. (Defs.' Mem., Ex. A at 2; Ex. B, art. 7).

8. Although the Company encountered difficult financial circumstances that eventually forced it into bankruptcy, it never failed to make required contributions to the Plan or failed to reimburse the TPA for benefit payments until the bankruptcy court ordered the Company to stop making such disbursements. (Compl. PP 30,38, 41; Defs.' Mem., Ex. C PP 13, 15; Ex. D P 10). n4

9. The Defendants (Herman) communicated with Plan participants on a regular [*6] basis regarding the deteriorating financial condition of the Company before bankruptcy protection was sought. (Defs.' Mem., Ex. C P 9).

10. No plan participant was misled by any affirmative misrepresentation of the Defendants. n5

11. The Company specifically requested permission of the bankruptcy court that it be allowed to satisfy benefit claims related to healthcare expenses that had been incurred before the bankruptcy filing (pre-petition), but the court declined permission and the Plan was formally terminated by the court-appointed trustee appointed by the court to oversee the Company's liquidation. (Compl. PP 2, 42; Defs.' Mem., Ex. C P 15; Ex. G; Ex. H; Ex. I).

12. Although the Defendants Possati and Herman exercised discretion, if not control, over company assets and activities as officers and investors, including which creditors to pay after seeking bankruptcy protection, the Plan was a "self-funded" or "unfunded" plan (as permitted by ERISA) designed to operate independent of corporate control. (Def.'s Mem., Ex. C PP 3-6; Ex. L P 3).

n2 The Company retained New England Financial Employee Benefits Group (NEF) as the TPA in regard to current employee claims and the COBRA Company of Virginia (COBRA Company) as the TPA for health care claims by former employees. (Compl. PP 24-25). Both third party administrators will be referred to collectively as "the TPA" herein.

[*7]

n3 Former employee participants made direct payments to the COBRA Company that then remitted the appropriate amounts to the Company. (Compl. P 28; Defs.' Mem., Ex. C PP 6-7, Ex. D P 8).

n4 A single $150 payroll deduction was made by one of the named plaintiffs (Pagano) after the Company made its last contribution to the Plan (immediately before the pending bankruptcy was converted into a Chapter 7 liquidation proceeding). The $150 was forwarded to the trustee in bankruptcy, and not the TPA. (Defs.' Mem., Ex. C P 14, Ex. J).

n5 The Plaintiffs have not presented any evidence by affidavit or otherwise to establish that there is even a genuine issue of disputed material fact that there was any alleged misrepresentation.

Analysis

The central issue in the case is whether the Defendants exercised the requisite discretion and control over the Plan and/or its assets as fiduciaries at the time of the alleged breaches such that they could be held personally accountable for adverse consequences. Pursuant to *29 U.S.C. § 1002*(21)(A) of ERISA:

> [HN2] "a person is [*8] a fiduciary with respect to a plan to the extent (i) he exercises any discretionary authority or control respecting management of such plan or exercises any authority or control respecting management or disposition of its assets, (ii) he renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of such plan, or has any authority or responsibility to do so, or (iii) he has any discretionary authority or discretionary responsibility in the administration of such plan."

The Plaintiffs argue that the Defendants must be held individually accountable as Plan fiduciaries because they

exercised requisite discretion and control over the administration and management of the Plan as well as its assets. (Compl. PP 13, 14, 49-51; Pls.' Mem. at 7-11, 20-22). The undisputed material evidence is clear. The Defendants had nothing to do with the design, implementation, or operation of the Plan. (Undisp. Material Facts and Justifiable Inferences P 3 (Findings)). The Plan was "self-funded" or "unfunded" as permitted by ERISA n6 and contributions were not required to be segregated into a designated trust upon receipt such that the Defendants [*9] could not have worn "two hats" in regard to general Company assets as corporate officers and Plan fiduciaries before the contributions were transmitted to the TSP so as to expose them to liability for any Plan failure. (Findings PP 4, 12). At all relevant times, the Defendants kept Plan participants informed of the Company's status. (Findings P 9). There is no evidence that the Defendant gave any false or misleading information to Plan participants constituting a fiduciary breach. (Findings PP 9-10). Furthermore, although the Defendants exercised authority over corporate assets, all required contributions or payments to fund the Plan from *corporate* assets were made until the Company was prohibited from doing so by court order — a development beyond the Defendants' control. (Findings P 8). n7

> n6 Conceded by the Plaintiffs. (Pls.' Mem. at 10; *29 C.F.R. § 2510.3-102(a)*).

> n7 The Plaintiffs argue that the Defendants' conduct should not be excused by the bankruptcy court's directive because the Defendants only sought permission to fund certain pending, pre-petition claims and "they just didn't try very hard" in seeking "authorization to keep the Plan in full force and effect." (Pls.' Mem. at 23). Suffice it to say that it is fair to infer that the bankruptcy court would hardly be inclined to authorize indefinite funding of unknown claims if it was not going to allow payment of known, finite sums.

[*10]

Plan Administration and Management

Although the Plaintiffs concede that the Defendants did not have "day-to-day" responsibility for the administration of "ministerial" duties in the Plan, the Plaintiffs nevertheless assert in purely conclusory fashion, without any evidentiary support, that they did have such discretion and control in regard to other aspects so as to make them Plan fiduciaries:

> While it is undisputed that Possati and Herman were not involved in the day-to-day ministerial administration of the Plan, such as enrolling employees, answering questions about benefit coverage or sending COBRA documents to terminated employees, they clearly had *discretionary* responsibility and *discretionary* responsibility in the administration of the Plan . . . (Pls. Mem. at 20-21).

More specifically, but still in conclusory fashion, the Plaintiffs assert that the Defendants, and only the Defendants:

> had the discretionary authority and responsibility to earmark corporate funds to administer the Plan's funding requirement [and] by virtue of their respective positions as Chairman of the Board and President of the Company, Possati and Herman had the authority, [*11] for example, to select the third party claims processor, to hire and fire personnel to handle the ministerial administration of the Plan, and, if they so chose, to change the entire design of the Plan back to a fully-insured arrangement.

> (Id. at 21).

The Plaintiffs also assert as part of the same fiduciary responsibility that the Defendants "had to keep employees informed about the status of their insurance coverage," including warning them that "their medical coverage was in jeopardy," at least by the time it was decided by the Company's Board of Directors to seek bankruptcy protection. Id. n8

> n8 The Plaintiffs even suggest that the Defendant Possati, as the primary *personal* investor in the Company, had a fiduciary responsibility to continue to fund the Plan himself if necessary. (Pls.' Mem. at 25). Surely, such a concept stretches any reasonable standard of fiduciary responsibility beyond any measure of reality or the law where otherwise it would make every stockholder or other investor liable in regard to a fiduciary's breach that created a failure in the funding of a plan.

[*12]

[HN3] A business entity's officer or director who has responsibility for corporate affairs does not also have fiduciary responsibility with regard to an employee benefit plan simply by virtue of that corporate position. *Thomas v. Tru-Tech, Inc., 900 F.2d 256, 1990 WL 48865*, at *3

(4th Cir. April 3, 1990) (unpublished) (citing *Anderson v. Ciba-Geigy Corp., 759 F.2d 1518, 1522 (11th Cir. 1985))*. Rather, the relevant analysis to determine whether one is properly considered as a plan fiduciary with responsibility for taking certain action and potential exposure to liability for failing to do so is based on the nature of the activity involved when fulfulling clearly-defined functions. *Lockheed Corp. v. Spink, 517 U.S. 882, 890, 135 L. Ed. 2d 153, 116 S. Ct. 1783 (1996); Coyne & Delaney Co. v. Selman, 98 F.3d 1457, 1465 (4th Cir. 1996)* (citations omitted) (explaining that "of course, fiduciary status is not 'an all-or-nothing concept' . . . the inclusion of the phrase 'to the extent' in ERISA's definition of fiduciary means that a party is a fiduciary only as to the activities which bring the person within the definition"); *Great Coastal Exp., Inc. v. Blue Cross & Blue Shield of Virginia, 782 F. Supp. 302, 306* [*13] (E.D. Va. Feb. 5, 1992). n9 Furthermore, it is not just a question of whether a fiduciary had the requisite authority to administer or manage the Plan or to exercise control over its assets, it must also be established that the party was acting in the capacity of fiduciary *at the time of any alleged breach. See Varity Corp. v. Howe, 516 U.S. 489, 134 L. Ed. 2d 130, 116 S. Ct. 1065 (1996)* (finding that an employer assumed the responsibility as fiduciary of a plan when providing detailed, false information to plan participants regarding benefits); *Pegram v. Herdrich, 530 U.S. 211, 225-226, 147 L. Ed. 2d 164, 120 S. Ct. 2143 (2000)* (holding that an employer can "wear two hats" in regard to corporate affairs and a benefit plan, but only one at a time). Pegram is particularly instructive in confirming that even though an employer may be designated as a plan administrator, as in this case, it must act as such to a greater extent to be held liable for fiduciary breaches than, for example, deciding on the contents of the plan:

> Thus, [HN4] the statute does not describe fiduciaries simply as administrators of the plan, or managers or advisers. Instead, [*14] it defines an administrator, for example, as a fiduciary only 'to the extent' that he acts in such a capacity in relation to a plan *29 U.S.C. § 1002*(21)(A). In every case charging breach of ERISA fiduciary duty, then, the threshold question is not whether the actions of some person employed to provide services under a plan adversely affected a plan beneficiary's interest, but whether that person was acting as a fiduciary (that is, was performing a fiduciary function) *when taking the action subject to complaint.*
>
> *Pegram v. Herdrich, 530 U.S. at 225-226* (emphasis added). *See, e.g., Sutton v. Weirton Steel Div. of Nat'l Steel Corp., 724 F.2d 406 (4th Cir. 1983)* (holding that an employer may change the contents of an unfunded, contingent benefits plan without acquiring fiduciary status). n10

n9 The Court is mindful of such precedent as *Shade v. Panhandle Motor Svc. Corp., 1996 U.S. App. LEXIS 16703*, at *1, *3 (4th Cir. July 11, 1996) (unpublished), cited by the Plaintiffs, in which the court summarily states that an employer who is also a plan administrator is thereby a plan fiduciary by wearing the "two hats" of employer and plan administrator. However, such language must be qualified by noting that the dual roles can generate or merge into fiduciary responsibility "only when and to the extent" the employer functions in the capacity of plan administrator. *See, e.g., Barnes v. Lacy, 927 F.2d 539, 544 (1991)* (cited by the Court in Shade).

[*15]

n10 The Eleventh Circuit, in a decision predating Pegram, likewise held that even where a corporate officer was: (1) also designated as a healthcare plan fiduciary and had solicited the insurance coverage used for his company's plan; (2) was responsible for the payment of the related premiums; and (3) exercised sole authority over the dissemination of information regarding the plan, he still did *not* breach his fiduciary duties to the plan by wearing "two hats" as corporate officer and plan fiduciary when he decided to pay other corporate creditors rather than the insurance premiums necessary to fund the plan. *Local Union 2134, United Mine Workers of America v. Powhatan Fuel, Inc., 828 F.2d 710, 713-714 (11th Cir. 1987)*. The Plaintiffs simply disagree with the holding in Powhatan Fuel and emphasize that it must be limited to its facts. (Pls.' Mem., at 12). To the contrary, however, the facts in Powhatan Fuel illustrate that even where the defendants' association with and responsibilities to the plan are highly intertwined with their duties as corporate officers, corporate decisions that effect the plan can be bifurcated from the defendants' duties as fiduciaries.

[*16]

Therefore, [HN5] there is no general duty of a corporate officer to "earmark" corporate assets to fund a benefit plan, at least in the absence of a specific directive of the plan, specific corporate action, or some other specified obligation such as a specific provision of a col-

lective bargaining agreement. Otherwise, as argued by the Defendants, all corporate officers and directors potentially would be liable without having any assigned fiduciary responsibility. (Defs.' Reply Mem. at 13-14). Furthermore, the authority to select (and change) third party administrators, hire and fire staff responsible for ministerial duties, and change plan design is more accurately described as functions of a corporate officer, plan sponsor (not necessarily just the CEO and/or president of a company), or settlor (to terminate a plan) rather than plan fiduciary, and the Court is otherwise unwilling to speculate on "what might have been," at least in the absence of any evidentiary basis to do so. *See Pegram v. Herdrich, 530 U.S. at 226* (citing *Lockheed Corp. v. Spink, 517 U.S. 882, 887, 135 L. Ed. 2d 153, 116 S. Ct. 1783 (1996)* ("nothing in ERISA requires employers to [*17] establish employee benefit plans. Nor does ERISA mandate what kind of benefits employers must provide if they choose to have such a plan").

The Plaintiffs also assert that either the Defendants were plan fiduciaries by virtue of a duty on their part as corporate officers to keep Plan participants informed about the "health and welfare" of the Plan and to warn them of impending doom, or being Plan fiduciaries under any other theory, they breached their fiduciary responsibilities by failure to warn Plan participants of the potential for a termination of the Plan upon the Company's demise. (Pls.' Mem. at 21-22, 25-26). In support of their position, Plaintiffs rely on several case precedents, including *Ramey v. Empire Mfg. Co., 1997 U.S. Dist. Lexis 23697* (N.D. Ga. June 18, 1997). However, the Ramey case and the others cited by Plaintiffs either do not stand for the proposition asserted or they are otherwise readily distinguishable. Indeed, in Ramey, the court's conclusion that the defendant corporate officer was a plan fiduciary was based on his admission that he not only understood he held that responsibility, but also because his duties involved obvious fiduciary [*18] actions of reviewing claims on an individual basis and deciding if and when to pay them. Id. The conclusion was therefore compelled that the same fiduciary who had misapplied and embezzled funds over time that had been "earmarked" for required employer contributions to a plan had breached his fiduciary duties, especially in light of related misrepresentations by him to plan participants about the plan's continuing vitality. Id. Such is not the case here.

Similarly, Plaintiffs' reliance on such additional authority as *Griggs v. E. I. Dupont de Nemours & Co., 237 F.3d 371 (4th Cir. 2001)*, and Shade v. Panhandle Motor Svc. Corp., is misplaced. In Griggs, the plaintiff was a plan participant who had been informed by the fiduciary that he would not incur any tax consequences if he elected early retirement and "rolled over" temporary pension benefits into a permanent retirement. Id. The fiduciary later learned, before the plaintiff relied on such information, that the advice was incorrect and that there would be tax consequences. Id. However, the fiduciary made no effort to correct the earlier misunderstanding. The court agreed that there is no "general [*19] duty requiring ERISA fiduciaries to ascertain on an individual basis whether each beneficiary understands the collateral consequences of his or her particular election, [but] an ERISA fiduciary that knows or should know that a beneficiary labors under a material misunderstanding of plan benefits that will inure to his detriment cannot remain silent — especially when that misunderstanding was fostered by the fiduciary's own material representations or omissions." *Griggs, 237 F.3d at 381.* That is not the situation in this case. (Findings PP 9-10). Likewise, the court in its unpublished opinion in Shade, held that a plan fiduciary had the affirmative duty to inform a plan participant of a basic change in his insurance status from third party coverage to self-insured status and in failing to correct the omission when the fiduciary discovered that the plan participant was not covered under the new plan as the fiduciary should have assumed would not have been known by the plan participant. *Shade, 1996 U.S. App. LEXIS 16703,* at *4. n11

n11 The additional cases cited by the Plaintiffs are also of no avail in establishing that the Defendants acted as Plan fiduciaries because they involved distinguishable circumstances. Prof'l Helicopter Pilots Assoc. v. Denison, 804 F. Supp.1447 (M.D. Ala. Sept. 28, 1992), involved a situation in which the defendants, who were pension plan fiduciaries pursuant to a collective bargaining agreement, failed to segregate employee contributions into a separate trust as required by the agreement and then failed to notify plan participants that they had diverted the funds into corporate assets. In *Mira v. Nuclear Measurements Corp., 107 F.3d 466 (7th Cir. 1997)*, the defendant plan fiduciaries not only failed to make required health plan insurance premium payments that were derived from employer and employee contributions, but they also failed to tell the plan participants that they had diverted the funds for other corporate purposes and that the coverage had been cancelled altogether. Finally, *Rosen v. Hotel & Restaurant Employees & Bartenders Union, 637 F.2d 592* (3rd Cir.), involved a pension trustee who failed to notify a plan participant that the employer had failed to contribute to the plan as required by the agreement that created the pension plan and that pension benefits had been reduced as a result.

[*20]

Plan Assets

[HN6] An alternative method to establish that the Defendants acted in a fiduciary capacity in regard to the Plan is to demonstrate that they exercised "any authority or control respecting management or disposition of its assets." *29 U.S.C. § 1002*(21)(A)(i). The question then is whether the Defendants' authority over corporate assets, some of which were used to fund the Plan, and the deduction and processing of employee-participant contributions that were also used to partially fund the Plan, constituted "plan assets" so as to make the Defendants' exercise of authority over either of those contributions a fiduciary act.

The Department of Labor (DOL) has issued various regulations and interpretative opinion letters that are to be given deference and which describe what is included within the concept of "plan assets." *See e.g., Coyne & Delany Co. v. Selman, 98 F.3d at 1465* (deferring to interpretations issued by DOL as the agency responsible for enforcing ERISA). In this regard, employee contributions (in this case the payroll deductions) can constitute plan assets, but only under specified circumstances:

> [HN7] The assets of [*21] the plan include amounts (other than union dues) that a participant or beneficiary pays to an employer, or amounts that a participant has withheld from his wages by an employer, for contribution to the plan *as of the earliest date on which such contributions can reasonably be segregated from the employer's assets.*
>
> *29 C.F.R. § 2510.3-102(a)* (emphasis added).

Furthermore, in regard to welfare benefit plans such as the healthcare plan in this case, the "earliest date" must in no event be "later than 90 days from the date on which the participant contribution amounts are received by the employer." Id. § 2510.3-102(c). The undisputed evidence in this case is that all contributions (both employer and employee contributions) were transferred as required or, in the instance of the single $150 contribution by one of the Plaintiffs (Pagano), it could not be transferred or segregated within the required time period because of the intervening bankruptcy proceeding. (Findings P 8; *see* Defs.' Mem. at 26-27 (citing *29 C.F.R. § 2510.3-102(a)*; Ex. C P 14; Ex. J)). Therefore, either the employee contributions never [*22] constituted plan assets while they were under the control of the Defendants, or even if they can be considered as such, there was no breach by the Defendants of any related duty. n12

n12 The Plaintiffs cite several cases in support of their argument that the employee payroll deductions in this case constituted plan assets. (Pls.' Mem. at 18-20). However, each case is distinguishable from the present one where: (1) employee contributions were defined as plan assets by the express terms of a collective bargaining or trust agreement (*Lopresti v. Terwilliger, 126 F.3d 34 (2d Cir. 1997)*; *Prof'l Helicopter Pilots Assoc. v. Denison, 804 F. Supp. 1447* (M.D. Ala. Sept. 28, 1992); *Bd. of Trs. of Aircond. & Refrig. Indus. Health & Welfare Trust Fund v. J.R.D. Mech. Servs., Inc., 99 F. Supp. 2d 1115* (C.D. Cal. Dec. 9, 1999); and *Pension Benefit Guar. Corp. v. Solmsen, 671 F. Supp. 938* (E.D. N.Y. Sept. 16, 1987) (involving a pension — not health plan)); (2) the issue was whether a constructive trust could be imposed on assets of a debtor in a bankruptcy proceeding to fund withheld contributions to employee benefit plans (*In re U.S. Lan Sys. Corp., 235 B.R. 847* (E.D. Va. September 2, 1998); *In re College Bound Inc., 172 B.R. 399* (S.D. Fla. Sept. 27, 1994)); and (3) the issue was whether a defendant in a criminal case was properly considered as a fiduciary holding a position of trust in the receipt of contributions for enhanced sentencing purposes or the issue was whether employee contributions to a plan were funds of another entrusted to the defendants who were properly prosecuted for embezzlement for failing to segregate the funds within a reasonable period, i.e., 90 days. (*U. S. v. Glick, 142 F.3d 520 (2d Cir. 1998)*, and *U. S. v. Grizzle, 933 F.2d 943 (11th Cir. 1991)*).

[*23]

The same reasoning applies to the status of employer contributions, at least in the absence of any collective bargaining or trust agreement provision that defines an employer funding obligation as a plan asset. [HN8] Even if an actual trust were to be utilized for receipt of an employer contribution, a plan does not necessarily acquire thereby a sufficient beneficial interest in such segregated funds for them to constitute "plan assets":

> Title I of ERISA does not expressly define what property will be regarded as "assets of an employee benefit plan." The Department of Labor ("the Department") has issued regulations describing what constitutes plan assets with respect to a plan's investment in other entities and with respect to participant contributions. . . . The Department has indicated that the assets of an employee benefit plan generally are to be identified in other

situations on the basis of ordinary notions of property rights . . . . [HN9] The provisions of Title I further do not impose funding standards on employee welfare benefit plans. Accordingly, the Department has acknowledged that an employer sponsor of a welfare plan may maintain such a plan without identifiable plan assets [*24] by paying plan benefits exclusively from the general assets of the employer. *This could be the case even if the employer sets aside some of its general assets in a separate employer account for the purpose of ensuring that assets are available to provide benefits under the plan. However, if an employer takes steps that cause a plan to gain a beneficial interest in particular assets*, under ordinary notions of property rights, such assets would become plan assets . . . . It is the Department's view that a welfare plan generally will have a beneficial interest in particular assets *if* the employer establishes a trust on behalf of the plan, sets up a separate account with a bank or with a third party in the name of the plan, or specifically indicates in the plan documents or instruments that separately maintained funds *belong to the plan* . . . . On the other hand, the Department has also explained that the *mere segregation of employer funds to facilitate administration of the plan, in the absence of any other actions or representations that would manifest an intent to contribute assets to a welfare plan*, would not in itself demonstrate an intent to create a beneficial interest [*25] in those assets on behalf of the plan.

99 Op. Dept. of Labor 08A (1999) (citations omitted) (emphasis added).

In the present case, there is no language in any plan document or elsewhere that gives the Plan a beneficial interest in the general assets of the Company or the particular employer contributions that were made, at least before the point they were transferred into the TSP bank account. *See Connors v. Paybra Mining Co., 807 F. Supp. 1242* (S.D. W. Va. Dec. 1, 1992) (holding that specific contractual language in a collective bargaining agreement *did* provide for fiduciary liability for the failure to make employer contributions). *See also Local Union 2134, United Mine Workers of America v. Powhatan Fuel, Inc., 828 F.2d at 714.* It is because there is no plan document or other agreement or directive making the general assets of the Company and/or specific employer contribution Plan assets that the case authority relied on by the Plaintiffs is clearly distinguishable from this case, as correctly contended and discussed in the Defendants' memoranda. (Defs.' Mem., at 17-24; Defs.' Reply Mem. in Supp. of Mot. Summ. J. or for Partial [*26] Summ. J. (Defs.' Reply Mem.), at 8-11); n13 *see, e.g., Connors v. Paybra Mining Co., 807 F. Supp. 1242* (S.D. W. Va. Dec. 1, 1992) (holding that only specific contractual language in a collective bargaining agreement warranted "a departure from the general rule" that employers are not held liable as plan fiduciaries for delinquent contributions).

n13 In *U. S. v. LaBarbara, 129 F.3d 81 (2d Cir. 1997)* (that also appears to be the basis, at least in part, for the court's conclusion in *Chicago Dist. Council of Carpenters' Pension Fund v. Angulo, 150 F. Supp. 2d 976* (N.D. Ill. July 30, 2001)), the court held that unpaid employer contributions are plan assets. However, it is a criminal case in which the issue was considered on a broader basis given far more egregious facts, including the fact that the contributions were specifically designated as plan assets in a collective bargaining agreement and the disputed assets were withheld over an extended period of time (four years). The case of Chicago Dist. Council of Carpenters' Pension Fund v. Angulo is also distinguishable where it involved a pension trust fund with more stringent regulatory requirements and the court nevertheless declined to adopt the argument that a diversion of funds automatically makes an employee a plan fiduciary. The Court is not willing to rely on such authority for the proposition urged by the Plaintiff, especially in light of other, more compelling precedent. *150 F. Supp. 2d at 978.*

[*27]

Bankruptcy

The Plan was terminated as a direct result of the court-ordered liquidation of the Company. (Findings P 8). *On behalf of the Company*, the Defendants, as corporate officers, sought permission from the bankruptcy court to continue to fund the Plan to satisfy at least all pre-petition claims. (Findings P 11). There is nothing more the Defendants could have done and, therefore, even *if* they were determined to be fiduciaries of the Plan, they did not breach their responsibilities. n14

n14 The Plaintiffs again cite case authority that is readily distinguishable for the reasons stated by the Defendants and adopted by the Court. (Pls.' Mem., at 22-24; Defs.' Reply Mem., at 15-17).

Unavailable Relief

The Plaintiffs seek "restitution for unpaid medical insurance benefits" pursuant to *29 U.S.C. § 1132*(a)(3). (Compl. P 3). Even assuming that the Plaintiffs would be entitled to the benefits and whether they therefore have an alternate means of adequate relief under [*28] ERISA that would preclude their claim for breach of fiduciary duty, the Supreme Court recently held that the equitable relief the Plaintiffs seek (legal restitution) is not available where, as here, Plan assets as well as any corporate asset that could even be considered a plan asset are no longer available for restitution purposes:

> [HN10] [A] plaintiff could seek restitution in equity, ordinarily in the form of a constructive trust or an equitable lien, where money or property identified as belonging in good conscience to the plaintiff could clearly be traced to particular funds or property in the defendant's possession. A court of equity could then order a defendant to transfer title (in the case of a constructive trust) or to give a security interest (in the case of an equitable lien) to a plaintiff who was, in the eyes of equity, the true owner. But where "the property or its proceeds have been dissipated so that no product remains, [the plaintiff's] claim is only that of a general creditor," and the plaintiff "cannot enforce a constructive trust of or an equitable lien upon other property of the [defendant]." Thus, for restitution to lie in equity, the action generally [*29] must seek not to impose personal liability on the defendant, but to restore to the plaintiff particular funds or property in the defendant's possession.

Great West Life & Annuity Ins. Co. v. Knudson, 534 U.S. 204, 122 S. Ct. 708, 714, 151 L. Ed. 2d 635 (2002).

Conclusion

The Defendants did not act as Plan fiduciaries in such a way and at such a time as to make them individually liable for the Plaintiffs claims; the employer and employee contributions that were required to fund the Plan over which the Defendants maintained authority as corporate officers were not Plan assets so as to make the Defendants Plan fiduciaries; even *if* the Defendants could be viewed as Plan fiduciaries, they did not breach any responsibility or duty; and even *if* they are deemed to have done so, the desired relief as demanded is not available.

The Plaintiffs have obviously suffered as the unfortunate result of a failed business venture. The law protects against such losses under certain circumstances, but not those in this case.

There being no genuine dispute of material fact to be resolved, the Defendants' Motion for Summary Judgment is GRANTED.

An appropriate Order [*30] shall issue.

Dennis W. Dohnal

United States Magistrate Judge

Date: APR 12 2002
Richmond, Virginia

ORDER

This matter is before the Court on the Defendants' Motion for Summary Judgment Or, in the Alternative, for Partial Summary Judgment, pursuant to *Fed. R. Civ. P. 56*. For the reasons set forth in the accompanying Memorandum Opinion, the motion for summary judgment is hereby GRANTED and the case is DISMISSED.

Let the Clerk forward a copy of this Order and the accompanying Memorandum Opinion to all counsel of record.

It is so Ordered.

Dennis W. Dohnal

United States Magistrate Judge

Dated: APR 12 2002
Richmond, VA